File Nos. 333-40309
                                                                      811-08483
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                  [ ]
     Pre-Effective Amendment No. 1                                       [X]
     Post-Effective Amendment No.                                        [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940          [ ]
     Amendment No. 1                                                     [X]

                      (Check appropriate box or boxes.)

     GREAT AMERICAN RESERVE VARIABLE ANNUITY ACCOUNT F
     -------------------------------------------------
     (Exact Name of Registrant)

     GREAT AMERICAN RESERVE INSURANCE COMPANY
     ----------------------------------------
     (Name of Depositor)

     11825 N. Pennsylvania Street
     Carmel, Indiana                                               46032-4572
     ---------------------------------------------------           ----------
     (Address of Depositor's Principal Executive Offices)          (Zip Code)

Depositor's Telephone Number, including Area Code   (317) 817-3700

     Name and Address of Agent for Service
       Michael A. Colliflower
       Great American Reserve Insurance Company
       11825 N. Pennsylvania Street
       Carmel, Indiana 46032-4572
       (317) 817-3700

     Copies to:
       Judith A. Hasenauer
       Blazzard, Grodd & Hasenauer, P.C.
       943 Post Road East
       Westport, CT 06880

Approximate Date of Proposed Public Offering:
     As soon as practicable after the effective date of this filing.

Title of Securities Being Registered:
     Group and Individual Variable Deferred Annuity Contracts and
     Certificates


================================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



                              CROSS REFERENCE SHEET
                             (required by Rule 495)

ITEM NO.                                                                  Location

                                     PART A

Item 1.          Cover Page                                               Cover Page

Item 2.          Definitions                                              Index of Special Terms

Item 3.          Synopsis                                                 Profile

Item 4.          Condensed Financial Information                          Not Applicable

Item 5.          General Description of Registrant,
                 Depositor, and Portfolio Companies                       Other Information -
                                                                          Great American Reserve; The
                                                                          Separate Account;
                                                                          Investment Options; Business of
                                                                          Great American Reserve

Item 6.          Deductions and Expenses                                  Expenses

Item 7.          General Description of Variable
                 Annuity Contracts                                        The Annuity Contract

Item 8.          Annuity Period                                           Annuity Payments
                                                                          (The Income Phase)

Item 9.          Death Benefit                                            Death Benefit

Item 10.         Purchases and Contract Value                             Purchase

Item 11.         Redemptions                                              Access to Your Money

Item 12.         Taxes                                                    Taxes

Item 13.         Legal Proceedings                                        None

Item 14.         Table of Contents of the Statement
                 of Additional Information                                Table of Contents of the
                                                                          Statement of Additional
                                                                          Information


                              CROSS REFERENCE SHEET
                             (required by Rule 495)

ITEM NO.                                                                        LOCATION

                                     PART B

Item 15.            Cover Page                                                  Cover Page

Item 16.            Table of Contents                                           Table of Contents

Item 17.            General Information and History                             Company

Item 18.            Services                                                    Not Applicable

Item 19.            Purchase of Securities Being Offered                        Not Applicable

Item 20.            Underwriters                                                Distribution

Item 21.            Calculation of Performance Data                             Performance Information

Item 22.            Annuity Payments                                            Annuity Provisions

Item 23.            Financial Statements                                        Financial Statements


                                     PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered in Part C to this Registration Statement.

                   Great American Reserve Insurance Company

                                                                February 9, 1998

               PROFILE OF THE FIXED AND VARIABLE ANNUITY CONTRACT

THIS PROFILE IS A SUMMARY OF SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD CONSIDER AND KNOW BEFORE PURCHASING THE CONTRACT. THE CONTRACT IS MORE FULLY DESCRIBED IN THE FULL PROSPECTUS WHICH ACCOMPANIES THIS PROFILE. PLEASE READ THE PROSPECTUS CAREFULLY.

1. THE ANNUITY CONTRACT: The fixed and variable annuity contract (Contract) offered by Great American Reserve is a contract between you, the owner, and Great American Reserve, an insurance company. The Contract provides a means for investing on a tax-deferred basis in a fixed account of Great American Reserve, the 1, 3 and 5 year guarantee periods of the market value adjustment option (mva option) and 36 investment portfolios. The annuity is intended for retirement savings or other long-term investment purposes. It provides a death benefit and guaranteed income options.

This Contract offers 36 investment portfolios which are listed in Section 4. These portfolios are designed to offer a better return than the fixed account. However, this is NOT guaranteed. Market conditions determine whether you make or lose money.

The fixed account offers an interest rate that is guaranteed by the insurance company, Great American Reserve. This interest rate is set periodically. While your money is in the fixed account, the interest your money will earn is guaranteed to be no less than 3% annually by Great American Reserve. The principal is backed by Great American Reserve.

The Contract also offers 3 guarantee periods of the mva option, each for a different time period and with a different interest rate that is guaranteed by Great American Reserve. Currently, 1, 3 and 5 year periods are available. An adjustment to the value of your Contract may apply to withdrawals or transfers from the guarantee period prior to the end of the period.

You can put money in up to 15 of the investment portfolios, the 3 guarantee periods of the mva option and/or the fixed account. You can transfer once in each 30-day period during the accumulation phase without charge or tax implication. After that, a charge of $25 per transfer may be assessed. During the income phase, you may make two transfers each year which are without charge or tax implications.

The Contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. When you are contributing to the Contract, it is called the accumulation phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The income phase occurs when you begin receiving regular payments from your Contract.

The amount of money you are able to accumulate in your account during the accumulation phase will determine the amount of income payments during the income phase.

2. ANNUITY PAYMENTS (THE INCOME PHASE): If you want to receive regular income from your annuity, you can choose one of four options: (1) monthly payments for a specific number of years in equal installments; (2) monthly payments for your life, but with payments continuing to the beneficiary for 5, 10 or 20 years (as you select) if you die before the end of the selected period; (3) monthly payments of a specified amount until the principal and interest are exhausted; and (4) monthly payments for your lifetime and your survivor's lifetime. Once you begin receiving regular payments, you cannot change your payment plan.

During the income phase, you can choose to have payments come from the fixed account, the investment portfolios or both. Annuity payments cannot come from the mva option. If you choose to have any part of your payments come from the investment portfolios, the dollar amount of your payments may go up or down.

3. PURCHASE: You can buy this Contract with $5,000 or more under most circumstances. You can add $500 ($200 monthly if you use the automatic premium check option) or more any time you like during the accumulation phase. We require at least $2,000 to be invested in a guarantee period of the mva options. If you buy the Contract as an Individual Retirement Annuity (IRA), the minimum we will accept is $2,000 initially and $50 thereafter. Your registered representative can help you fill out the proper forms.

4. INVESTMENT OPTIONS: You can put your money in any or all of these investment portfolios which are described in the prospectuses for the funds:

CONSECO SERIES TRUST
MANAGED BY CONSECO CAPITAL MANAGEMENT

Asset Allocation Portfolio
Common Stock Portfolio
Corporate Bond Portfolio
Government Securities Portfolio
Money Market Portfolio

THE ALGER AMERICAN FUND
MANAGED BY FRED ALGER MANAGEMENT, INC.

Alger American Growth Portfolio
Alger American Leveraged AllCap Portfolio
Alger American MidCap Growth Portfolio
Alger American Small Capitalization Portfolio

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
MANAGED BY AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.

VP International
VP Value
VP Income & Growth

BERGER INSTITUTIONAL PRODUCTS TRUST
MANAGED BY BERGER ASSOCIATES

Berger IPT - 100 Fund
Berger IPT - Growth and Income Fund
Berger IPT - Small Company Growth Fund

MANAGED BY BBOI WORLDWIDE LLC

Berger/BIAM IPT - International Fund

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.
MANAGED BY THE DREYFUS CORPORATION

DREYFUS STOCK INDEX FUND
MANAGED BY THE DREYFUS CORPORATION

FEDERATED INSURANCE SERIES
MANAGED BY FEDERATED ADVISERS

Federated High Income Bond Fund II
Federated International Equity Fund II
Federated Utility Fund II

JANUS ASPEN SERIES
MANAGED BY JANUS CAPITAL CORPORATION

Aggressive Growth Portfolio
Growth Portfolio
Worldwide Growth Portfolio

LAZARD RETIREMENT SERIES, INC.
MANAGED BY LAZARD ASSET MANAGEMENT

Lazard Retirement Equity Portfolio
Lazard Retirement Small Cap Portfolio

LORD ABBETT SERIES FUND, INC.
MANAGED BY LORD, ABBETT & CO.

Growth and Income Portfolio

NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST
MANAGED BY NEUBERGER & BERMAN MANAGEMENT INCORPORATED

Limited Maturity Bond Portfolio
Partners Portfolio

MITCHELL HUTCHINS SERIES TRUST
MANAGED BY MITCHELL HUTCHINS ASSET MANAGEMENT INC.

Growth and Income Portfolio

STRONG OPPORTUNITY FUND II
MANAGED BY STRONG CAPITAL MANAGEMENT, INC.

STRONG VARIABLE INSURANCE FUNDS, INC.
MANAGED BY STRONG CAPITAL MANAGEMENT, INC.

Growth Fund II

VAN ECK WORLDWIDE INSURANCE TRUST
MANAGED BY VAN ECK ASSOCIATES CORPORATION

Worldwide Hard Assets Fund
Worldwide Bond Fund
Worldwide Emerging Markets Fund
Worldwide Real Estate Fund

Depending upon market conditions, you can make or lose money in any of these portfolios.

5. EXPENSES: The Contract has insurance features and investment features, and there are costs related to each.

Each year Great American Reserve deducts a $30 contract maintenance charge from your Contract. Great American Reserve currently waives this charge if the value of your Contract is at least $50,000. Great American Reserve also deducts for its insurance charges which total 1.40% of the average daily value of your Contract allocated to the investment portfolios.

If you take your money out of the Contract, Great American Reserve may assess a contingent deferred sales charge which is equal to:

No. of Years From Receipt                         Contingent Deferred Sales
   of Purchase Payment                                    Charge
   -------------------                                    ------

First Year                                                 7%
Second Year                                                7%
Third Year                                                 6%
Fourth Year                                                5%
Fifth Year                                                 4%
Sixth Year                                                 3%
Seventh Year                                               2%
Eighth Year and more                                       0%

You may be assessed a premium tax charge which generally ranges from 0%- 3.5% depending on the state.

As with other professionally managed investments, there are also investment charges which range from 0% to 1.58% of the average daily value of the investment portfolio depending upon the investment portfolio.

The following chart is designed to help you understand the expenses in the Contract. The column "Total Annual Expenses" shows the total of the $30 contract maintenance charge (which has been converted to a percentage and is represented as .10% below), the 1.40% insurance charges and the investment expenses for each investment portfolio.

The next two columns show you two examples of the expenses, in dollars, you would pay under a Contract. The examples assume that you invested $1,000 in a Contract which earns 5% annually and that you withdraw your money: (1) at the end of year 1, and (2) at the end of year 10. For year 1, the Total Annual Expenses are assessed as well as the contingent deferred sales charges. For year 10, the example shows the aggregate of all the annual expenses assessed for the 10 years, but there is no contingent deferred sales charge.

The premium tax is assumed to be 0% in both examples.

                                                                                                 EXAMPLES:

                                         Total Annual       Total Annual        Total         Total Annual
                                         Insurance          Portfolio           Annual        At                 End of:
Portfolio                                Charges            Expenses            Expenses      1 Year             10 Years
---------------------------              ---------          -----------         --------      ------------       --------
CONSECO SERIES TRUST

Asset Allocation                         1.50%               .75%               2.25%         $85                $255
Common Stock                             1.50%               .80%               2.30%         $86                $260
Corporate Bond                           1.50%               .70%               2.20%         $85                $250
Government Securities                    1.50%               .70%               2.20%         $85                $250
Money Market                             1.50%               .45%               1.95%         $82                $224

THE ALGER AMERICAN FUND

Alger American Growth                    1.50%               .79%               2.29%         $86                $259
Alger American Leveraged AllCap          1.50%              1.09%               2.59%         $89                $289
Alger American MidCap Growth             1.50%               .84%               2.34%         $86                $264
Alger American Small                     1.50%               .88%               2.38%         $87                $268
 Capitalization

AMERICAN CENTURY VARIABLE
PORTFOLIOS, INC.

VP International                         1.50%              1.50%               3.00%         $93                $328
VP Value                                 1.50%              1.00%               2.50%         $88                $280
VP Income & Growth                       1.50%               .70%               2.20%         $85                $250

BERGER INSTITUTIONAL PRODUCTS
TRUST

Berger IPT - 100                         1.50%              1.00%               2.50%         $88                $280
Berger IPT - Growth and Income           1.50%              1.00%               2.50%         $88                $280
Berger IPT - Small Company               1.15%              1.15%               2.65%         $89                $295
Growth
Berger/BIAM IPT-International            1.50%              1.20%               2.70%         $90                $300

THE DREYFUS SOCIALLY                     1.50%               .99%               2.49%         $88                $279
RESPONSIBLE GROWTH FUND, INC.

DREYFUS STOCK INDEX FUND                 1.50%               .30%               1.80%         $81                $208

FEDERATED INSURANCE SERIES

Federated High Income Bond II            1.50%               .80%               2.30%         $86                $260
Federated International                  1.50%              1.25%               2.75%         $90                $305
Equity II

Federated Utility II                     1.50%               .85%               2.35%         $86                $265

JANUS ASPEN SERIES

Aggressive Growth                        1.50%               .76%               2.26%         $85                $256
Growth                                   1.50%               .69%               2.19%         $85                $249
Worldwide Growth                         1.50%               .80%               2.30%         $86                $260

LAZARD RETIREMENT SERIES, INC.

Lazard Retirement Equity                 1.50%              1.50%               3.00%         $93                $328
Lazard Retirement Small Cap              1.50%              1.50%               3.00%         $93                $328

LORD ABBETT SERIES FUND, INC.

Growth and Income                        1.50%               .59%               2.09%         $84                $239

NEUBERGER & BERMAN ADVISERS
MANAGEMENT TRUST

Limited Maturity Bond                    1.50%               .78%               2.28%         $86                $258
Partners                                 1.50%               .95%               2.48%         $87                $275

MITCHELL HUTCHINS SERIES TRUST

Growth and Income                        1.50%              1.58%               3.08%         $94                $336

STRONG OPPORTUNITY FUND II               1.50%              1.17%               2.67%         $90                $297

STRONG VARIABLE INSURANCE
FUNDS, INC.

Growth II                                1.50%              1.20%               2.70%         $90                $300

VAN ECK WORLDWIDE INSURANCE
TRUST

Worldwide Hard Assets                    1.50%              1.23%               2.73%         $90                $303
Worldwide Bond                           1.50%              1.16%               2.66%         $89                $296
Worldwide Emerging Markets               1.50%              1.32%               2.82%         $91                $311
Worldwide Real Estate                    1.50%                 0%               1.50%         $78                $176

The expenses reflect any expense reimbursement or fee waivers. For newly formed portfolios, the expenses have been estimated. For more detailed information, see the Fee Table in the prospectus for the contract.

6. TAXES: Your earnings are not taxed until you take them out. If you take money out during the accumulation phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings. Payments during the income phase are considered partly a return of your original investment. That part of each payment is not taxable as income.

7. ACCESS TO YOUR MONEY: You can take money out at any time during the accumulation phase. Every year you can take a portion of your money out of your Contract without a contingent deferred sales charge (CDSC). This amount is equal to the greater of (i) 10% of the value of your Contract (on a non-cumulative basis), or (ii) the IRS minimum distribution requirement if your Contract was issued under an Individual Retirement Annuity, or (iii) the total of your purchase payments that have been in the Contract more than 7 complete years. Withdrawals in excess of these amounts will be charged a contingent deferred sales charge which declines from 7% to 0% depending upon the number of complete years we have had your payment. After Great American Reserve has had a payment for 7 complete years, there is no CDSC charge for withdrawals. Each purchase payment you add to your Contract has its own 7 year contingent deferred sales charge period. Withdrawals from an mva option may be subject to a market value adjustment. Of course, you may also have to pay income tax and a tax penalty on any money you take out.

8. PERFORMANCE: The value of the Contract will vary up or down depending upon the investment performance of the investment portfolios you choose. As of the date of this prospectus, the sale of the Contracts had not begun. Therefore no performance is presented here.

9. DEATH BENEFIT: If you die before entering the income phase, the beneficiary will receive a death benefit. The death benefit will be the greater of: (1) the value of your Contract; or (2) prior to age 90, the total purchase payments you have made, less any adjusted partial withdrawals, increased by 5% each year. Adjusted partial withdrawal means the amount of the partial withdrawal multiplied by the amount of the death benefit just before the partial withdrawal divided by the value of your Contract just before the partial withdrawal. A partial withdrawal is the amount paid to you plus any taxes withheld less any contingent deferred sales charges.

10. OTHER INFORMATION: Free Look. If you cancel the Contract within 10 days after receiving it (or whatever period is required in your state) we will send you whatever your Contract is worth on the day we receive your request (this may be more or less than your original payment) without assessing a contingent deferred sales charge. If you have purchased the contract as an Individual Retirement Annuity (IRA) you will receive back your purchase payment.

No Probate. In many cases, when you die, the beneficiary will receive the death benefit without going through probate. However, the avoidance of probate does not mean that the beneficiary will not have tax liability as a result of receiving the death benefit.

Who should purchase the Contract? This Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is most attractive to people in high federal and state tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you invested.

Additional  Features.   The  contract  has  additional  features  you  might  be
interested in. These include:

     * You can arrange to have money automatically sent to you monthly, quarterly, semi-annually or annually while your contract is still in the accumulation phase. You'll have to pay taxes on money you receive and you may have to also pay a tax penalty. We call this feature the Systematic Withdrawal Program.

     * You can arrange to have a certain amount of money automatically invested in investment portfolios on a regular basis, theoretically giving you a lower average cost per unit over time than a single one time purchase. We call this feature Dollar Cost Averaging.

     * Great American Reserve will automatically readjust the money between investment portfolios periodically to keep the blend you select. We call this feature Automatic Rebalancing.

     * You can add to your contract directly from your bank account with as little as $200 each month. We call this feature the automatic premium check option.

     * You can elect to have your fixed account interest earnings periodically transferred to one or more investment portfolios. We call this the Sweep Program.

11. INQUIRIES: If you need more information about buying a Contract, please contact us at:

                      Great American Reserve Insurance Company
                      Administrative Office
                      11815 N. Pennsylvania Street
                      Carmel, Indiana 46032
                      (317) 817-3700






                         THE FIXED AND VARIABLE ANNUITY

                                    ISSUED BY

                GREAT AMERICAN RESERVE VARIABLE ANNUITY ACCOUNT F

                                       AND

                    GREAT AMERICAN RESERVE INSURANCE COMPANY



This prospectus describes the Fixed and Variable Annuity Contract offered by Great American Reserve Insurance Company (Great American Reserve).

The annuity contract has 40 investment choices - a fixed account which offers an interest rate which is guaranteed not to be less than 3% by Great American Reserve, three guarantee periods of the market value adjustment account option (MVA option) and 36 investment portfolios listed below. You can put your money in the fixed account, any of the three guarantee periods of the MVA option and/or the investment portfolios. Currently, you can invest in up to 15 investment portfolios at one time.

CONSECO SERIES TRUST
MANAGED BY CONSECO CAPITAL MANAGEMENT

Asset Allocation Portfolio
Common Stock Portfolio
Corporate Bond Portfolio
Government Securities Portfolio
Money Market Portfolio

THE ALGER AMERICAN FUND
MANAGED BY FRED ALGER MANAGEMENT, INC.

Alger American Growth Portfolio
Alger American Leveraged AllCap Portfolio
Alger American MidCap Growth Portfolio
Alger American Small Capitalization Portfolio

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
MANAGED BY AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.

VP International
VP Value
VP Income & Growth

BERGER INSTITUTIONAL PRODUCTS TRUST
MANAGED BY BERGER ASSOCIATES

Berger IPT - 100 Fund
Berger IPT - Growth and Income Fund
Berger IPT - Small Company Growth Fund

MANAGED BY BBOI WORLDWIDE LLC

Berger/BIAM IPT - International Fund

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.
MANAGED BY THE DREYFUS CORPORATION

DREYFUS STOCK INDEX FUND
MANAGED BY THE DREYFUS CORPORATION

FEDERATED INSURANCE SERIES
MANAGED BY FEDERATED ADVISERS

Federated High Income Bond Fund II
Federated International Equity Fund II
Federated Utility Fund II

JANUS ASPEN SERIES
MANAGED BY JANUS CAPITAL CORPORATION

Aggressive Growth Portfolio
Growth Portfolio
Worldwide Growth Portfolio

LAZARD RETIREMENT SERIES, INC.
MANAGED BY LAZARD ASSET MANAGEMENT

Lazard Retirement Equity Portfolio
Lazard Retirement Small Cap Portfolio

LORD ABBETT SERIES FUND, INC.
MANAGED BY LORD, ABBETT & CO.

Growth and Income Portfolio

NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST
MANAGED BY NEUBERGER & BERMAN MANAGEMENT INCORPORATED

Limited Maturity Bond Portfolio
Partners Portfolio

MITCHELL HUTCHINS SERIES TRUST
MANAGED BY MITCHELL HUTCHINS ASSET MANAGEMENT INC.

Growth and Income Portfolio

STRONG OPPORTUNITY FUND II
MANAGED BY STRONG CAPITAL MANAGEMENT, INC.

STRONG VARIABLE INSURANCE FUNDS, INC.
MANAGED BY STRONG CAPITAL MANAGEMENT, INC.

Growth Fund II

VAN ECK WORLDWIDE INSURANCE TRUST
MANAGED BY VAN ECK ASSOCIATES CORPORATION

Worldwide Hard Assets Fund
Worldwide Bond Fund
Worldwide Emerging Markets Fund
Worldwide Real Estate Fund

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Great American Reserve Fixed and Variable Annuity Contract.

To learn more about the Great American Reserve Fixed and Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated February 9, 1998. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The SEC has a website (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically. The Table of Contents of the SAI is on Page __ of this prospectus. For a free copy of the SAI, call us at (800) 824-2726 or write us at our administrative office: 11815
N. Pennsylvania Street, Carmel, Indiana 46032.

INVESTMENT IN A VARIABLE ANNUITY CONTRACT IS SUBJECT TO RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL. THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

February 9, 1998



                                TABLE OF CONTENTS

                                                                          PAGE

INDEX OF SPECIAL TERMS.......................................................ii

FEE TABLE.....................................................................1

1.  THE ANNUITY CONTRACT......................................................9

2. ANNUITY PAYMENTS (THE INCOME PHASE).......................................10

3. PURCHASE..................................................................11
         Purchase Payments...................................................11
         Allocation of Purchase Payments.....................................11
         Accumulation Units..................................................12

4. INVESTMENT OPTIONS........................................................13
         Transfers...........................................................17
         Dollar Cost Averaging Program.......................................18
         Rebalancing Program.................................................18
         Sweep Program.......................................................19
         Voting Rights.......................................................19
         Substitution........................................................19

5. EXPENSES..................................................................19
         Insurance Charges...................................................20
         Contract Maintenance Charge.........................................20
         Contingent Deferred Sales Charge....................................20
         Reduction or Elimination of the Contingent Deferred Sales Charge....21
         Transfer Fee........................................................21
         Premium Taxes.......................................................22
         Income Taxes........................................................22
         Investment Portfolio Expenses.......................................22

6. TAXES ....................................................................22
         Annuity Contracts in General........................................22
         Qualified and Non-Qualified Contracts...............................23
         Withdrawals - Non-Qualified Contracts...............................23
         Withdrawals - Qualified Contracts...................................23
         Diversification.....................................................23

7. ACCESS TO YOUR MONEY......................................................24
         Systematic Withdrawal Program.......................................24
         Suspension of Payments or Transfers.................................25

8. PERFORMANCE...............................................................25

9. DEATH BENEFIT.............................................................26
         Upon Your Death.....................................................26
         Death of Annuitant..................................................26

10. OTHER INFORMATION........................................................26
         Great American Reserve..............................................26
         The Separate Accounts...............................................27
         Distributor.........................................................27
         Ownership...........................................................27
         Beneficiary.........................................................28
         Assignment..........................................................28
         Additional Information..............................................28
         Selected Historical Financial Information...........................28
         Business of Great American Reserve..................................29
         Management's Discussion and Analysis................................37
         Directors and Executive Officers....................................37
         Executive Compensation..............................................38
         Independent Accountants.............................................38
         Legal Opinions......................................................38
         Financial Statements................................................38

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.................39

APPENDIX A
         MARKET VALUE ADJUSTMENT.............................................39



                             INDEX OF SPECIAL TERMS

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. They are identified in the text in italic and the page that is indicated here is where we believe you will find the best explanation for the word or term.

                                                                      PAGE

Accumulation Phase......................................................  8
Accumulation Unit....................................................... 11
Annuitant...............................................................  9
Annuity Date............................................................  8
Annuity Options.........................................................  8
Annuity Payments........................................................  9
Annuity Unit............................................................ 11
Beneficiary............................................................. 26
Contract.................................................................26
Fixed Account...........................................................  8
Guarantee Period........................................................ 14
Income Phase............................................................  8
Investment Portfolios...................................................  8
Joint Owner............................................................. 25
MVA Option.............................................................. 14
Non-Qualified........................................................... 21
Owner................................................................... 25
Purchase Payment........................................................ 10
Qualified............................................................... 21
Tax Deferral............................................................  8


                                    FEE TABLE

OWNER TRANSACTION EXPENSES
Contingent Deferred Sales Charge (as a            No. of Years
percentage of purchase payments)                  from Receipt
(See Note 2 below)                                of Payment          Charge
                                                  ----------          ------
                                                  First Year            7%
                                                  Second Year           7%
                                                  Third Year            6%
                                                  Fourth Year           5%
                                                  Fifth Year            4%
                                                  Sixth Year            3%
                                                  Seventh Year          2%
                                                  Eighth Year and more  0%

TRANSFER FEE (see Note 3 below)    No charge for one transfer in each 30 day
                                   period during the accumulation phase;
                                   thereafter, a fee of $25 per transfer may be charged. No charge for the two transfers allowed during the income phase.

CONTRACT MAINTENANCE CHARGE       $30 per contract per year
(see Note 4 below)

SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average account value)

Mortality and Expense Risk Charge          1.25%
Administrative Charge                       .15%
                                           -----
TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES     1.40%

INVESTMENT PORTFOLIO EXPENSES (as a percentage of the average daily net assets of an investment portfolio)

                                                                               Other Expenses
                                                                              (after expense
                                                                              reimbursement           Total
                                             Management            12b-1      for certain             Annual
                                             Fees                  Fees       Portfolios              Portfolio
                                                                                                      Expenses
                                             ----------            ----       ----------              --------
CONSECO SERIES TRUST (1)
Asset Allocation Portfolio (2)                  0.55%              ---           0.20%                 0.75%
Common Stock Portfolio (2)                      0.60%              ---           0.20%                 0.80%
Corporate Bond Portfolio                        0.50%              ---           0.20%                 0.70%
Government Securities                           0.50%              ---           0.20%                 0.70%
Portfolio
Money Market Portfolio (2)                      0.25%              ---           0.20%                 0.45%

THE ALGER AMERICAN FUND
Alger American Growth                           0.75%              ---           0.04%                  0.79%
Portfolio
Alger American Leveraged                        0.85%              ---           0.24%                  1.09%
AllCap Portfolio (3)
Alger American MidCap Growth                    0.80%              ---           0.04%                  0.84%
Portfolio
Alger Small Capitalization                      0.85%              ---           0.03%                  0.88%
Portfolio

AMERICAN CENTURY VARIABLE
PORTFOLIOS, INC.
VP International                                1.50%              ---           0.0%                   1.50%
VP Value                                        1.00%              ---           0.0%                   1.00%
VP Income & Growth                              0.70%              ---           0.0%                   0.70%

BERGER INSTITUTIONAL PRODUCTS
TRUST
Berger IPT - 100 Fund (4)                       0.00%              ---          1.00%                   1.00%
Berger IPT - Growth and Income                  0.00%              ---          1.00%                   1.00%
Fund (4)
Berger IPT - Small Company                      0.00%              ---          1.15%                   1.15%
Growth Fund (4)
Berger/BIAM IPT -                               0.00%              ---          1.20%                   1.20%
International Fund (5)

THE DREYFUS SOCIALLY                            0.75%              ---          0.24%                   0.99%
RESPONSIBLE GROWTH FUND, INC.(6)

DREYFUS STOCK INDEX FUND (7)                    .245%              ---          .055%                   0.30%
FEDERATED INSURANCE SERIES
Federated High Income Bond                      0.01%              ---          0.79%                   0.80%
Fund II (8)
Federated International Equity                  0.00%              ---          1.25%                   1.25%
Fund II (8)
Federated Utility Fund II (8)                   0.24%              ---          0.61%                   0.85%

JANUS ASPEN SERIES
Aggressive Growth Portfolio                     0.72%              ---          0.04%                   0.76%
(9)
Growth Portfolio (9)                            0.65%              ---          0.04%                   0.69%
Worldwide Growth Portfolio (9)                  0.66%              ---          0.14%                   0.80%

LAZARD RETIREMENT SERIES, INC.
Lazard Retirement Equity                        0.75%              0.25%        0.50%                   1.50%
Portfolio (10)
Lazard Retirement Small Cap                     0.75%              0.25%        0.50%                   1.50%
Portfolio (10)

LORD ABBETT SERIES FUND, INC.
Growth and Income Portfolio                     0.50%              0.07%        0.02%                   0.59%
(11)

NEUBERGER & BERMAN ADVISERS
MANAGEMENT TRUST (12)
Limited Maturity Bond                           0.65%              ---          0.13%                   0.78%
Portfolio
Partners Portfolio                              0.84%              ---          0.11%                   0.95%

MITCHELL HUTCHINS SERIES TRUST
Growth and Income Portfolio                     0.70%              ---          0.88%                    1.58%

STRONG OPPORTUNITY FUND II                      1.00%              ---          0.17%                   1.17%

STRONG VARIABLE INSURANCE
FUNDS, INC.
Growth Fund II (13)                             1.00%              ---          0.20%                   1.20%

VAN ECK WORLDWIDE INSURANCE TRUST (14)
Worldwide Hard Assets Fund                      1.00%              ---          0.23%                   1.23%
Worldwide Bond Fund                             1.00%              ---          0.16%                   1.16%
Worldwide Emerging Markets                      1.00%              ---          0.32%                   1.32%
Fund
Worldwide Real Estate Fund                         0%              ---             0%                      0%

     (1) Conseco Capital Management, Inc., the investment adviser of Conseco Series Trust, has voluntarily agreed to reimburse all expenses, including management fees, in excess of the following percentage of the average annual net assets of each listed Portfolio, as long as such reimbursement would not result in a Portfolio's inability to qualify as a regulated investment company under the Code: 0.75% for the Asset Allocation Portfolio; 0.80% for the Common Stock Portfolio; 0.70% for the Corporate Bond Portfolio and Government Securities Portfolio; and 0.45% for the Money Market Portfolio. The total percentages in the above table is after reimbursement. In the absence of expense reimbursement, the total fees and expenses in 1996 would have totaled: 0.95% for the Asset Allocation Portfolio; 0.81% for the Common Stock Portfolio; 0.77% for the Corporate Bond Portfolio; 0.91% for the Government Securities Portfolio; and 0.58% for the Money Market Portfolio.

     (2) Conseco Capital Management, Inc., since January 1, 1993, has voluntarily waived its management fees in excess of the annual rates set forth above. Absent such fee waivers, the management fees would be: .65% for the Asset Allocation Portfolio; .65% for the Common Stock Portfolio; and .50% for the Money Market Portfolio.

     (3) The Alger American Leveraged AllCap Portfolio "Other Expenses" includes .03% of interest expense.

     (4) Berger Associates, the Fund's investment adviser, has voluntarily agreed to waive its advisory fee and has voluntarily reimbursed the Fund for additional expenses to the extent that normal operating expenses in any fiscal year, including the investment advisory fee but excluding brokerage commissions, interest, taxes and extraordinary expenses, of each of the Berger IPT - 100 Fund and the Berger IPT Growth and Income Fund exceed 1.00%, and the normal operating expenses in any fiscal year of the Berger IPT - Small Company Growth Fund exceed 1.15% of the respective Fund's average daily net assets. Absent the voluntary waiver and reimbursement, the Management Fee for the Berger IPT -100 Fund, Berger IPT - Growth and Income Fund and the Berger IPT - Small Company Growth Fund would have been .75%, .75% and .90%, respectively, and their Total Annual Portfolio Expenses would have been 7.69%, 7.70% and 8.57%, respectively.

     (5) Based on estimated expenses for the first year of operations of the Berger/BIAM IPT - International Fund, after fee waivers and expense reimbursements. BBOI Worldwide LLC, the Fund's investment adviser, has voluntarily agreed to waive its advisory fee and expects to voluntarily reimburse the Fund for additional expenses to the extent that normal operating expenses in any fiscal year, including the investment advisory fee but excluding brokerage commissions, interest, taxes and extraordinary expenses, of the Berger/BIAM IPT - International Fund exceed 1.20% of the Fund's average daily net assets. Absent the voluntary waiver and reimbursement, the Management Fee for the Berger/BIAM IPT - International Fund would be 0.90%, and its Total Expenses are estimated to be 8.96%.

     (6) In 1996, The Dreyfus Corporation waived .03% of its management fee. The Dreyfus Corporation does not intend to waive a portion of its management fee for fiscal year 1997.

     (7) The Dreyfus Corporation, the Fund's manager, has voluntarily agreed until such time as it gives investors 180 days' notice to the contrary, to reimburse all or a portion of its advisory fee to the extent that the total expenses of the Fund (excluding brokerage commission, transactions fees and extraordinary expenses) are in excess of .40 of 1% of the value of the Fund's average daily net assets.

     (8) In the absence of a voluntary waiver by Federal Advisers, the Funds' investment adviser, the Management Fee and Total Annual Portfolio Expenses would have been 0.60% and 1.39%, respectively, for High Income Bond and 0.75% and 1.36%, respectively, for Utility. Absent a voluntary waiver of the management fee and the voluntary reimbursement of certain other operating expenses by Federal Advisers, the Management Fee and Total Annual Portfolio Expenses for International Equity would have been 1.00% and 4.30%, respectively.

     (9) The expense figures shown are net of certain fee waivers or reductions from Janus Capital Corporation, the investment adviser of the Janus Aspen Series. Without such waivers or reductions, the total fees and expenses in 1996 would have totaled: 0.83% for Aggressive Growth; 0.83% for Growth; and 0.91% for Worldwide Growth.

     (10)  Lazard  Asset  Management,   the  Fund's  investment   adviser,   has
voluntarily agreed to reimburse all expenses, including management fees, in excess of 1.50% of the average annual net assets of the Portfolio.

     (11) The Growth and Income Portfolio of Lord Abbett Series Fund, Inc. has a 12b-1 plan which provides for payments to Lord, Abbett & Co. for remittance to a life insurance company for certain distribution expenses (see the Fund Prospectus). The 12b-1 plan provides that such remittances, in the aggregate, will not exceed .15%, on an annual basis, of the daily net asset value of shares of the Growth and Income Portfolio. As of May 1, 1997, no payments had been made under the 12b-1 plan. For the year ending December 31, 1997, the 12b-1 fees are estimated to be .07%. The examples below for this Portfolio reflect the estimated 12b-1 fees.

     (12) Neuberger & Berman Advisers Management Trust is divided into portfolios (Portfolios), each of which invests all of its net investable assets in a corresponding series of Advisers Managers Trust. The figures reported under "Management Fees" include the total of the administration fees paid by the Portfolio and the management fees paid by its corresponding series. Similarly, "Other Expenses" includes all other expenses of the Portfolio and its corresponding series.

     (13) Strong Capital Management, Inc., the investment advisor of the Strong Growth Fund II, has voluntarily agreed to cap the Fund's total operating expenses at 1.20%. The Advisor has no current intention to, but may in the future, discontinue or modify any waiver of fees or absorption of expenses at its discretion with appropriate notification to its shareholders.

     (14) All figures are annualized. Expenses of Worldwide Real Estate Fund, which commenced operation in June 1997, are being assumed by the Fund's investment adviser. Without such assumption, Worldwide Real Estate Fund's Management Fee would be 1.00%, Other Expenses would be 0.32% and Total Expenses would be 1.32%. Other Expenses of Worldwide Real Estate Fund are an estimate which assumes $80 million in average daily net assets, and may be greater or less than those shown. Prior to April 30, 1997, Worldwide Hard Assets Fund was named Gold and Natural Resources Fund.

EXAMPLES:

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

     (a)  upon surrender at the end of each time period;
     (b) if the contract is not surrendered;
     (c) if the contract is annuitized.


                                                                                          Time Periods
                                                                                 1 year                  3 years
                                                                                 ------------            -------
CONSECO SERIES TRUST

  Asset Allocation                                                               (a) $85                 (a) $123
                                                                                 (b) $23                 (b) $ 69
                                                                                 (c) $85                 (c) $123
  Common Stock                                                                   (a) $86                 (a) $124
                                                                                 (b) $23                 (b) $ 71
                                                                                 (c) $86                 (c) $124
  Corporate Bond                                                                 (a) $85                 (a) $121
                                                                                 (b) $22                 (b) $ 68
                                                                                 (c) $85                 (c) $121
  Government Securities                                                          (a) $85                 (a) $121
                                                                                 (b) $22                 (b) $ 68
                                                                                 (c) $85                 (c) $121
  Money Market                                                                   (a) $82                 (a) $114
                                                                                 (b) $20                 (b) $ 60
                                                                                 (c) $82                 (c) $114
THE ALGER AMERICAN FUND

  Alger American Growth                                                          (a) $86                 (a) $124
                                                                                 (b) $23                 (b) $ 71
                                                                                 (c) $86                 (c) $124
  Alger American Leveraged AllCap                                                (a) $89                 (a) $133
                                                                                 (b) $26                 (b) $ 80
                                                                                 (c) $89                 (c) $133
  Alger American MidCap Growth                                                   (a) $86                 (a) $126
                                                                                 (b) $23                 (b) $ 72
                                                                                 (c) $86                 (c) $126
  Alger American Small Capitalization                                            (a) $87                 (a) $127
                                                                                 (b) $24                 (b) $ 73
                                                                                 (c) $87                 (c) $127

AMERICAN CENTURY VARIABLE PORTFOLIO, INC.

  VP International                                                               (a) $93                 (a) $145
                                                                                 (b) $30                 (b) $ 92
                                                                                 (c) $93                 (c) $145
  VP Value                                                                       (a) $88                 (a) $130
                                                                                 (b) $25                 (b) $ 77
                                                                                 (c) $88                 (c) $130
  VP Income & Growth                                                             (a) $85                 (a) $121
                                                                                 (b) $22                 (b) $ 68
                                                                                 (c) $85                 (c) $121

BERGER INSTITUTIONAL PRODUCTS TRUST

  Berger IPT - 100                                                               (a) $88                 (a) $130
                                                                                 (b) $25                 (b) $ 77
                                                                                 (c) $88                 (c) $130
  Berger IPT - Growth and Income                                                 (a) $88                 (a) $130
                                                                                 (b) $25                 (b) $ 77
                                                                                 (c) $88                 (c) $130
  Berger IPT - Small Company Growth                                              (a) $89                 (a) $135
                                                                                 (b) $27                 (b) $ 81
                                                                                 (c) $89                 (c) $135
  Berger/BIAM IPT - International                                                (a) $90                 (a) $136
                                                                                 (b) $27                 (b) $ 83
                                                                                 (c) $90                 (c) $136
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.

                                                                                 (a) $88                 (a) $130
                                                                                 (b) $25                 (b) $ 77
                                                                                 (c) $88                 (c) $130

DREYFUS STOCK INDEX FUND

                                                                                 (a) $81                 (a) $109
                                                                                 (b) $18                 (b) $ 56
                                                                                 (c) $81                 (c) $109
FEDERATED INSURANCE SERIES

  Federated High Income Bond II                                                  (a) $86                 (a) $124
                                                                                 (b) $23                 (b) $ 71
                                                                                 (c) $86                 (c) $124
  Federated International Equity II                                              (a) $90                 (a) $138
                                                                                 (b) $28                 (b) $ 84
                                                                                 (c) $90                 (c) $138
  Federated Utility II                                                           (a) $86                 (a) $126
                                                                                 (b) $24                 (b) $ 72
                                                                                 (c) $86                 (c) $126

JANUS ASPEN SERIES

  Aggressive Growth                                                              (a) $85                 (a) $123
                                                                                 (b) $23                 (b) $ 70
                                                                                 (c) $85                 (c) $123
  Growth                                                                         (a) $85                 (a) $121
                                                                                 (b) $22                 (b) $ 68
                                                                                 (c) $85                 (c) $121
  Worldwide Growth                                                               (a) $86                 (a) $124
                                                                                 (b) $23                 (b) $ 71
                                                                                 (c) $86                 (c) $124

LAZARD RETIREMENT SERIES, INC.

  Lazard Retirement Equity                                                       (a) $93                 (a) $145
                                                                                 (b) $30                 (b) $ 92
                                                                                 (c) $93                 (c) $145
  Lazard Retirement Small Cap                                                    (a) $93                 (a) $145
                                                                                 (b) $30                 (b) $ 92
                                                                                 (c) $93                 (c) $145

LORD ABBETT SERIES FUND, INC.

  Growth and Income                                                              (a) $84                 (a) $118
                                                                                 (b) $21                 (b) $ 65
                                                                                 (c) $84                 (c) $118
NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST

  Limited Maturity Bond                                                          (a) $86                 (a) $124
                                                                                 (b) $23                 (b) $ 70
                                                                                 (c) $86                 (c) $124
  Partners                                                                       (a) $87                 (a) $129
                                                                                 (b) $25                 (b) $ 75
                                                                                 (c) $87                 (c) $129

MITCHELL HUTCHINS SERIES TRUST

  Growth and Income                                                              (a) $94                 (a) $148
                                                                                 (b) $31                 (b) $ 94
                                                                                 (c) $94                 (c) $148

STRONG OPPORTUNITY FUND II                                                       (a) $90                 (a) $136
                                                                                 (b) $27                 (b) $ 82
                                                                                 (c) $90                 (c) $136
STRONG VARIABLE INSURANCE FUNDS, INC.

  Growth II                                                                      (a) $90                 (a) $136
                                                                                 (b) $27                 (b) $ 83
                                                                                 (c) $90                 (c) $136
VAN ECK WORLDWIDE INSURANCE TRUST

  Worldwide Hard Assets                                                          (a) $90                 (a) $137
                                                                                 (b) $27                 (b) $ 84
                                                                                 (c) $90                 (c) $137
  Worldwide Bond                                                                 (a) $89                 (a) $135
                                                                                 (b) $27                 (b) $ 82
                                                                                 (c) $89                 (c) $135
  Worldwide Emerging Markets                                                     (a) $91                 (a) $140
                                                                                 (b) $28                 (b) $ 86
                                                                                 (c) $91                 (c) $140
  Worldwide Real Estate                                                          (a) $78                 (a) $100
                                                                                 (b) $15                 (b) $ 47
                                                                                 (c) $78                 (c) $100


EXPLANATION OF FEE TABLE AND EXAMPLES

     1. The purpose of the Fee Table is to show you the various expenses you will incur directly or indirectly with the contract. The Fee Table reflects expenses of the Separate Account as well as the investment portfolios.

     2. Every year you can take money out of your contract, without the contingent deferred sales charge, of an amount equal to the greater of: (i) 10% of the value of your contract (on a non-cumulative basis), or (ii) the IRS minimum distribution requirement for your contract if issued as an Individual Retirement Annuity, or (iii) the total of your purchase payments that have been in the contract more than 7 complete years.

     3. Great American Reserve will not charge you the transfer fee even if there are more than one transfer in a 30-day period during the accumulation phase if the transfer is for the Dollar Cost Averaging, Sweep or Rebalancing Programs. We will also not charge you a transfer fee on transfers made at the end of the free look period. All reallocations made on the same day count as one transfer.

     4. Great American Reserve will not charge the contract maintenance charge if the value of your contract is $50,000 or more, although, if you make a complete withdrawal, Great American Reserve will charge the contract maintenance charge.

     5. Premium taxes are not reflected. Premium taxes may apply depending on the state where you live.

     6. The assumed average contract size is $30,000.

     7. THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

As of the date of this prospectus, the sale of the contracts had not begun and the investment portfolios did not have any assets. Therefore, no condensed financial information is presented.

                             1. THE ANNUITY CONTRACT

This Prospectus describes the Fixed and Variable Annuity Contract offered by Great American Reserve.

An annuity is a contract between you, the owner, and an insurance company (in this case Great American Reserve), where the insurance company promises to pay you an income, in the form of annuity payments, beginning on a designated date that is at least 90 days after we issue your contract. Until you decide to begin receiving annuity payments, your annuity is in the accumulation phase. Once you begin receiving annuity payments, your contract switches to the income phase. The contract benefits from tax deferral.

Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract.

The contract is a variable annuity. You can choose among 36 investment portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends upon the investment performance of the investment portfolios you select for the income phase.

The contract contains a fixed account. The fixed account offers an interest rate that is guaranteed to be no less than 3% by Great American Reserve. If you select the fixed account, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract. The amount of the annuity payments you receive during the income phase from the fixed account portion of the contract will remain level for the entire income phase.

The contract also contains 3 guarantee periods within the MVA option. Your money will earn interest at the rate set by Great American Reserve. The interest rate is guaranteed by Great American Reserve for the time you agree to leave your money in the guarantee period. We currently offer guarantee periods for 1, 3 and 5 years. To the extent you allocate money to a guarantee period, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract. An adjustment to your contract will apply to withdrawals, transfers or annuitizations from the 1, 3 and 5 year guarantee periods prior to the end of the selected period.

As owner of the contract, you exercise all rights under the contract. You can change the owner at any time by notifying Great American Reserve in writing. You and another person can be named joint owners. We have described more information on this in Section 10 - Other Information.


                     2. ANNUITY PAYMENTS (THE INCOME PHASE)

Under the contract you can receive regular income payments. You can choose the month and year in which those payments begin. We call that date the annuity date. Your annuity date can be any date selected by you. You can also choose among income plans. We call those annuity options.

We ask you to choose your annuity date when you purchase the contract. With 30 days notice to us, you can change the annuity date or annuity option at any time before the annuity date. Your annuity date cannot be any earlier than 90 days after we issue the contract. Annuity payments must begin by the earlier of the annuitant's 90th birthday or the maximum date allowed by law. The annuitant is the person whose life we look to when we determine annuity payments.

You can select an annuity option any time 30 days before the annuity date. If you do not choose an annuity option, we will assume that you selected Option 2 which provides a life annuity with 10 years of guaranteed payments.

On the annuity date the value of your contract, less any premium tax, plus any market value adjustment (which may be positive or negative), less any contingent deferred sales charge, and less any contract maintenance charge will be applied under the annuity option you selected. If you select an annuity date that is at least 4 years after your contract was issued and you choose an annuity option that has a life contingency or is for a minimum of 5 years, the value of your contract, less any premium tax and less any contract maintenance charge will be applied under the annuity option you selected. A CDSC will not be deducted under these circumstances.

During the income phase, you can choose to have payments come from the investment portfolios, the fixed account or both. Payments cannot come from the MVA option during the income phase. If you don't tell us otherwise, your annuity payments will be based on the investment allocations in the investment portfolios and fixed account that were in place on the annuity date.

If you choose to have any portion of your annuity payments come from the investment portfolio(s), the dollar amount of your payment will depend upon 3 things: 1) the value of your contract in the investment portfolio(s) on the annuity date, 2) the 3% or 5% (as you selected) assumed investment rate used in the annuity table for the contract, and 3) the performance of the investment portfolios you selected. You can choose either a 5% or a 3% assumed investment rate. If the actual performance exceeds the 3% or 5% (as you selected) assumed rate, your annuity payments will increase. Similarly, if the actual rate is less than 3%, your annuity payments will decrease.

Unless you notify us otherwise, we will pay the annuity payments to you. You can change the payee at any time prior to the annuity date. Income from any distribution will be reported to you for tax purposes.

You can choose one of the following annuity options or any other annuity option which is acceptable to Great American Reserve. After annuity payments begin, you cannot change the annuity option.

     OPTION 1. INCOME FOR A SPECIFIED PERIOD. We will pay an income for a specific number of years in equal installments

     OPTION 2. LIFE ANNUITY WITH 5, 10 OR 20 YEARS GUARANTEED. We will make monthly annuity payments so long as the annuitant is alive. However, if, when the annuitant dies, we have made annuity payments for less than the selected guaranteed period, we will then continue to make annuity payments for the rest of the guaranteed period to the beneficiary.

     OPTION 3. INCOME OF SPECIFIED AMOUNT. We will pay income of a specified amount until the principal and interest are exhausted.

     OPTION 4. JOINT AND SURVIVOR ANNUITY. We will make monthly annuity payments so long as the annuitant and a joint annuitant are both alive. When either of these people die, the amount of the annuity payments we will make to the survivor can be equal to 100%, 66 2/3% or 50% of the amount that we would have paid if both were alive.

Annuity payments are made monthly unless you have less than $5,000 to apply toward a payment. In that case, Great American Reserve may make a single lump sum payment to you. Likewise, if your annuity payments would be less than $50 a month, Great American Reserve has the right to change the frequency of payments so that your annuity payments are at least $50.

                                   3. PURCHASE

PURCHASE PAYMENTS

A purchase payment is the money you give us to buy the contract. The minimum we will accept is $5,000 when the contract is bought as a non-qualified contract. If you are buying the contract as part of an IRA (Individual Retirement Annuity) the minimum we will accept is $2,000. For each guarantee period of the MVA option, a minimum of $2,000 is required. The maximum we accept is $500,000 without our prior approval. You can make additional purchase payments of $500 or more to a non-qualified contract and $50 to an IRA contract. However, if you select the automatic premium check option, you can make additional payments of $200 each month for non-qualified contracts and $50 each month for IRA contracts.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a contract, we will allocate your purchase payment to the fixed account, the guarantee periods of the MVA option and/or one or more of the investment portfolios you have selected. CURRENTLY, YOU CAN ALLOCATE MONEY TO UP TO 15 INVESTMENT PORTFOLIOS AT ANY ONE TIME. If you make additional purchase payments, we will allocate them in the same way as your first purchase payment unless you tell us otherwise. Currently, the minimum amount which can be allocated to any of the guarantee periods of MVA option is $2,000. We reserve the right to change this amount in the future.

If you change your mind about owning this contract, you can cancel it within 10 days after receiving it. When you cancel the contract within this time period, Great American Reserve will not assess a contingent deferred sales charge. On the day we receive your request we will return the value of your contract. If you have purchased the contract as an IRA, we are required to give you back your purchase payment if you decide to cancel your contract within 10 days after receiving it.

Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first purchase payment within 2 business days. If you do not provide us all of the information needed, we will contact you. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you add more money to your contract by making additional purchase payments, we will credit these amounts to your contract within one business day. Our business day closes when the New York Stock Exchange closes, usually 4:00 P.M. Eastern time.

ACCUMULATION UNITS

The value of the variable annuity portion of your contract will increase or decrease depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of the value of your contract, we use a unit of measure we call an accumulation unit. (An accumulation unit works like a share of a mutual fund.) During the income phase of the contract we call the unit an annuity unit.

Every day we determine the value of an accumulation unit for each of the investment portfolios by multiplying the accumulation unit value for the previous period by a factor for the current period. The factor is determined by:

1. dividing the value of an investment portfolio share at the end of the current period (and any charges for taxes) by the value of an investment portfolio share for the previous period; and

2. subtracting the daily amount of the insurance charges.

The value of an accumulation unit may go up or down from day to day.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment portfolio by the value of the accumulation unit for that investment portfolio.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day and then credit your contract.

     EXAMPLE:

     On Wednesday we receive an additional purchase payment of $4,000 from you. You have told us you want this to go to the Common Stock Portfolio. When the New York Stock Exchange closes on that Wednesday, we determine that the value of an accumulation unit for the Common Stock Portfolio is $12.25. We then divide $4,000 by $12.25 and credit your contract on Wednesday night with 326.53 accumulation units for the Common Stock Portfolio.

                              4. INVESTMENT OPTIONS

INVESTMENT PORTFOLIOS

The contract offers 36 investment portfolios which are briefly described below. You can invest in up to 15 investment portfolios at any one time. Additional investment portfolios may be available in the future.

Shares of the funds are offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with Great American Reserve. Certain investment portfolios are also sold directly to qualified plans. The funds do not believe that offering their shares in this manner will be disadvantageous to you.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY BEFORE INVESTING. COPIES OF THESE PROSPECTUSES ARE ATTACHED TO THIS PROSPECTUS.

CONSECO SERIES TRUST

Conseco Series Trust is a mutual fund with multiple portfolios. Conseco Series Trust is managed by Conseco Capital Management. The following portfolios are available under the contract:

Asset Allocation Portfolio
Common Stock Portfolio
Corporate Bond Portfolio
Government Securities Portfolio
Money Market Portfolio

THE ALGER AMERICAN FUND

The Alger American Fund is a mutual find with multiple portfolios. Fred Alger Management, Inc. serves as the investment adviser. The following portfolios are available under the contract:

Alger American Growth Portfolio
Alger American Leveraged AllCap Portfolio
Alger American MidCap Growth Portfolio
Alger American Small Capitalization Portfolio

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.

American Century Variable Portfolios, Inc. is a series of funds managed by American Century Investment Management, Inc. The following portfolios are available under the contract:

VP International
VP Value
VP Income & Growth

BERGER INSTITUTIONAL PRODUCTS TRUST

Berger Institutional Products Trust is a mutual fund with multiple portfolios. Berger Associates is the investment adviser to all portfolios except the Berger/BIAM IPT - International Fund. BBOI Worldwide LLC is the adviser to the Berger/BIAM IPT - International Fund. The following portfolios are available under the contract:

Berger IPT - 100 Fund
Berger IPT - Growth and Income Fund
Berger IPT - Small Company Growth Fund
Berger/BIAM IPT - International Fund

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.

The Dreyfus Socially Responsible Growth Fund, Inc. is managed by The Dreyfus Corporation. Dreyfus has hired NCM Capital Management Group, Inc. to serve as sub-investment adviser and provided day-to-day management of the Fund's investments.

DREYFUS STOCK INDEX FUND

The Dreyfus Corporation serves as the Fund's manager. Dreyfus has hired its affiliate, Mellon Equity Associates, to serve as the Fund's index fund manager and provide day-to-day management of the Fund's investments.

FEDERATED INSURANCE SERIES

Federated Insurance Series is a mutual fund with multiple portfolios. Federated Advisers is the investment adviser. The following portfolios are available under the contract:

Federated High Income Bond Fund II
Federated International Equity Fund II
Federated Utility Fund II

JANUS ASPEN SERIES

The Janus Aspen Series is a mutual fund with multiple portfolios which are advised by Janus Capital Corporation. The following portfolios are available under the contract:

Aggressive Growth Portfolio
Growth Portfolio
Worldwide Growth Portfolio

LAZARD RETIREMENT SERIES, INC.

Lazard Retirement Series, Inc. is a mutual fund with multiple portfolios. Lazard Asset Management, a division of Lazard Freres & Co. LLC, is the investment manager for each portfolio. The following portfolios are available under the contract:

Lazard Retirement Equity Portfolio
Lazard Retirement Small Cap Portfolio

LORD ABBETT SERIES FUND, INC.

Lord Abbett Series Fund, Inc. is a mutual fund with multiple portfolios. Each portfolio is managed by Lord, Abbett & Co. The following portfolio is available under the contract:

Growth and Income Portfolio

NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST

Each portfolio of Neuberger & Berman Advisers Management Trust invests in a corresponding series of Advisers Managers Trust. All series of Advisers Managers Trust are managed by Neuberger & Berman Management Incorporated. The following are available under the contract:

Limited Maturity Bond Portfolio
Partners Portfolio

MITCHELL HUTCHINS SERIES TRUST

Mitchell Hutchins Series Trust is a mutual fund with multiple portfolios. Mitchell Hutchins Asset Management Inc. provides advisory and administrative services to the Fund. The following portfolio is available under the contract:

Growth and Income Portfolio

STRONG OPPORTUNITY FUND II

Strong Opportunity Fund II is a mutual fund managed by Strong Capital Management, Inc.

STRONG VARIABLE INSURANCE FUNDS, INC.

Strong Variable Insurance Funds, Inc. is a mutual fund with multiple series. Strong Capital Management, Inc. serves as the investment adviser. The following series is available under the contract:

Growth Fund II

VAN ECK WORLDWIDE INSURANCE TRUST

Van Eck Worldwide Insurance Trust is a mutual fund with multiple portfolios which are managed by Van Eck Associates Corporation. The following portfolios are available under the contract:

Worldwide Hard Assets Fund
Worldwide Bond Fund
Worldwide Emerging Markets Fund
Worldwide Real Estate Fund

THE FIXED ACCOUNT

You can invest in the one year fixed account of Great American Reserve. The fixed account offers an interest rate that is guaranteed to be no less than 3% annually by Great American Reserve. If you select the fixed account, your money will be placed with the other general assets of Great American Reserve.

THE MVA OPTION

The contract also offers three guarantee periods of the market value adjustment option (MVA option). A guarantee period is the period of time for which interest is credited in the market value adjustment option. Each allocation or transfer to the MVA option creates one or more new guarantee periods. We currently offer guarantee periods of 1, 3 and 5 years. You can allocate your purchase payment or transfer money to any of the currently available periods.

The guarantee periods of the MVA option offer interest rates that are guaranteed by Great American Reserve. Interest rates may differ from time to time because of changes in market conditions. The interest rates set for a guarantee period for new purchase payments may be different from the interest rates offered for money already in the guarantee periods. We set interest rates at our discretion. Once we set an interest rate for a guarantee period, it will not change during that period.

If you do not specify a guarantee period at the time of renewal, we will select the same guarantee period that just finished so long as it does not extend beyond the latest annuity date. If it does, we will choose the one year period. If there is no guarantee period for the same period available, the one year period will be selected. If it is not available, the next longest period will be selected.

If you take money out (whether by withdrawal, transfer or annuitization) of the guarantee period before the end of the period in excess of the free amount (see below), an adjustment will be made to the amount withdrawn. This adjustment is referred to as a market value adjustment. The market value adjustment can increase or decrease the amount you take out of your contract. However, after the first year in a period, you can make one withdrawal each year of up to a total of 10% of the value of your MVA option in that period and no market value adjustment will be made to that withdrawal (free amount).

We will not apply a market value adjustment for any withdrawals in the following situations: (1) to pay a death benefit; (2) to pay fees or charges under the contract; (3) amounts which are withdrawn or transferred during the 30-day period before the end of the guarantee period; or (4) when your contract switches to the annuity phase if your annuity payments begin after the 4th year of when your contract was issued and you have chosen an annuity option that provides for a life contingency or is for a period of at least 5 years.

The market value adjustment is determined by comparing the U.S. Treasury rate which was in effect at the beginning of the guarantee period for the length of the guarantee period selected versus the current U.S. Treasury Rate as of the date of the withdrawal or transfer for the number of years remaining (rounded up) plus .005. The U.S. Treasury Rate is the Bloomberg published Treasury rate found in the Wall Street Journal or on the Bloomberg System, representing the last trade made in the Treasury market for the applicable maturities related to the product. In general, if interest rates have dropped between the time you allocated your money to the guarantee period and the time you took it out, there will be a positive adjustment to the value of your contract. But, if interest rates have increased between the time you allocated your money to the guarantee period and the time you took it out, there will be a negative adjustment.

The Appendix contains more information regarding how Great American Reserve calculates the market value adjustment, including examples.

TRANSFERS

You can transfer money among the fixed account, the MVA option and the 36 investment portfolios. However, you cannot be invested in more than 15 investment portfolios, the 3 guarantee periods of the MVA option and/or the fixed account at any time.

TRANSFERS DURING THE ACCUMULATION PHASE. You can make one transfer in a 30-day period during the accumulation phase without charge. You can make a transfer to or from the fixed account, the MVA option and to or from any investment portfolio. Transfers from a guarantee period of the MVA option before the end of the period may be subject to an adjustment. If you make more than one transfer in a 30-day period, a transfer fee of $25 may be deducted. The following apply to any transfer during the accumulation phase:

     1. The minimum amount which you can transfer is $500 or your entire value in the investment portfolio, or $2,000 into any guarantee period of the MVA option or fixed account. This requirement is waived if the transfer is pursuant to the dollar cost averaging or rebalancing programs.

     2. You must leave at least $500 in each investment portfolio, guarantee period of the MVA option or the fixed account after you make a transfer unless the entire amount is being transferred. Transfers out of the fixed account are limited to 20% of the value of your contract every 6 months.

     3. Your request for a transfer must clearly state which investment portfolio(s), the guarantee period of the MVA option or the fixed account are involved in the transfer.

     4. Your request for transfer must clearly state how much the transfer is for.

TRANSFERS DURING THE INCOME PHASE. You can only make two transfers every year during the income phase. The two transfers are free. We measure a year from the anniversary of the day we issued your contract. The following apply to any transfer during the income phase.

1. You can make transfers at least 30 days before the due date of the first annuity payment for which the transfer will apply.

2. The minimum amount which you can transfer is $500 or your entire value in the investment portfolio.

3. You must leave at least $500 in each investment portfolio (or $0 if you are transferring the entire amount) after a transfer.

4. No transfers can be made between the fixed account and the investment portfolios. You may only make transfers between the investment portfolios.

This product is not designed for professional market timing organizations. Great American Reserve has reserved the right to modify the transfer privileges described above.

TELEPHONE TRANSFERS. You can elect to make transfers by telephone. You can also authorize someone else to make transfers for you. If you own the contract with a joint owner, unless Great American Reserve is instructed otherwise, Great American Reserve will accept instructions from either you or the other owner. Great American Reserve will use reasonable procedures to confirm that instructions given us by telephone are genuine. All telephone calls will be recorded and the caller will be asked to produce personalized data about the owner before we will make the telephone transfer. We will send you a written confirmation of the transfer. If Great American Reserve fails to use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions.

DOLLAR COST AVERAGING PROGRAM

The Dollar Cost Averaging Program allows you to systematically transfer a set amount either monthly, quarterly, semi-annually or annually from the Money Market Portfolio or the fixed account to any of the other investment portfolio(s). You cannot transfer to the MVA option under this program. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations.

You must have at least $2,000 in the Money Market Portfolio or the fixed account in order to participate in the Dollar Cost Averaging Program.

All Dollar Cost Averaging transfers will be made on the first business day of the month. Dollar Cost Averaging must be for 36-60 months. Dollar Cost Averaging will end when the value in the Money Market Portfolio or the fixed account is zero. We will notify you when that happens.

If you participate in the Dollar Cost Averaging Program, the transfers made under the program are not taken into account in determining any transfer fee.

REBALANCING PROGRAM

Once your money has been allocated among the investment portfolios, the performance of each portfolio may cause your allocation to shift. If the value of your contract is at least $5,000, you can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Rebalancing Program. You can tell us whether to rebalance quarterly, semi-annually or annually. We will measure these periods from the date you selected. You must use whole percentages in 1% increments for rebalancing. There will be no rebalancing within the fixed account or the MVA option. You can discontinue rebalancing at any time. You can change your rebalancing requests at any time in writing which we must receive before the next rebalancing date. If you participate in the Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.

     EXAMPLE:

         Assume that you want your initial purchase payment split between 2 investment portfolios. You want 40% to be in the Corporate Bond Portfolio and 60% to be in Growth Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Corporate Bond Portfolio now represents 50% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, Great American Reserve would sell some of your units in the Corporate Bond Portfolio to bring its value back to 40% and use the money to buy more units in the Growth Portfolio to increase those holdings to 60%.

ASSET ALLOCATION PROGRAM

Great American Reserve understands the importance of advice from a financial adviser regarding your investments in the contract (asset allocation program). Certain investment advisers have made arrangements with us to make their services available to you. Great American Reserve has not made any independent investigation of these advisers and is not endorsing such programs. You may be required to enter into an advisory agreement with your investment adviser to have the fees paid out of your contract during the accumulation phase.

Great American Reserve will, pursuant to an agreement with you, make a partial withdrawal from the value of your contract to pay for the services of the investment adviser. If the contract is non-qualified, the withdrawal will be treated like any other distribution and may be included in gross income for federal tax purposes and, if you are under age 59 1/2, may be subject to a tax penalty. If the contract is qualified, the withdrawal for the payment of fees may not be treated as a taxable distribution if certain conditions are met. Additionally, any withdrawals for this purpose may be subject to a contingent deferred sales charge. You should consult a tax adviser regarding the tax treatment of the payment of investment adviser fees from your contract.

SWEEP PROGRAM

You can elect to transfer (sweep) your earnings from the fixed account to the investment portfolios on a periodic and systematic basis.

VOTING RIGHTS

Great American Reserve is the legal owner of the investment portfolio shares. However, Great American Reserve believes that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. Should Great American Reserve determine that it is no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION

Great American Reserve may, in the interest of shareholders, deem it necessary to discontinue one or more of the investment portfolios or substitute a new portfolio for an existing portfolio. In the event that such a situation might occur, you will be notified in advance. Prior approval by the Securities and Exchange Commission will be obtained before any such change is made.

                                   5. EXPENSES

There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:

INSURANCE CHARGES

Each day, Great American Reserve makes a deduction for its insurance charges. Great American Reserve does this as part of its calculation of the value of the accumulation units and the annuity units. The insurance charge has two parts: 1) the mortality and expense risk charge and 2) the administrative charge.

     MORTALITY AND EXPENSE RISK CHARGE. This charge is equal, on an annual basis, to 1.25% of the average daily value of the contract invested in an investment portfolio, after expenses have been deducted. This charge is for the insurance benefits provided under the contracts and certain administrative and distribution expenses associated with the contract.

     ADMINISTRATIVE CHARGE. This charge is equal, on an annual basis, to .15% of the average daily value of the contract invested in an investment portfolio, after expenses have been deducted. This charge may be increased but will not exceed .25% of the average daily value of the contract invested in an investment portfolio, after expenses have been deducted. We will give you 60 days' notice if this charge is increased. This charge is for certain administrative expenses.

CONTRACT MAINTENANCE CHARGE

During the accumulation phase, every year on the anniversary of the date when your contract was issued, Great American Reserve deducts $30 from your contract as a contract maintenance charge. We reserve the right to change this charge but it will not be more than $60 each year. No contract maintenance charge is deducted during the income phase. This charge is for certain administrative expenses associated with the contract.

Under current practices, Great American Reserve does not deduct this charge if the value of your contract is $50,000 or more. Great American Reserve may some time in the future discontinue this practice and deduct the charge.

If you make a complete withdrawal from your contract, the contract maintenance charge will also be deducted. The charge will be deducted if the annuity date is other than an anniversary.

CONTINGENT DEFERRED SALES CHARGE

During the accumulation phase, you can make withdrawals from your contract. Great American Reserve keeps track of each purchase payment.

Every year you can take money out of your contract, without charge, of an amount equal to the greater of: (1) 10% of the value of your contract (on a non-cumulative basis), or (2) the IRS minimum distribution requirement for this contract if it was issued under an Individual Retirement Annuity, or (3) the total of your purchase payments that have been in the contract more than 7 complete years. Withdrawals in excess of these amounts will be charged a contingent deferred sales charge which equals:

No. of Years From Receipt                        Contingent Deferred Sales
   of Purchase Payment                                    Charge
   -------------------                                    ------

First Year                                                 7%
Second Year                                                7%
Third Year                                                 6%
Fourth Year                                                5%
Fifth Year                                                 4%
Sixth Year                                                 3%
Seventh Year                                               2%
Eighth Year and more                                       0%

The contingent deferred sales charge is assessed against each purchase payment withdrawn and will reduce the remaining value of your contract. The contingent deferred sales charge compensates us for expenses associated with selling the contract.

Withdrawals from a guarantee period of the MVA option may also be subject to a market value adjustment. (See the Appendix for information on the market value adjustment.)

NOTE: For tax purposes, withdrawals are generally considered to have come from earnings first.

Great American Reserve does not assess the contingent deferred sales charge on death benefits or on any payments paid out as annuity payments if your annuity date is at least four years after we issue your contract and your annuity option has a life contingency or is for a minimum of 5 years.

REDUCTION OR ELIMINATION OF THE CONTINGENT DEFERRED SALES CHARGE

Great American Reserve will reduce or eliminate the amount of the contingent deferred sales charge when the contract is sold under circumstances which reduce its sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with Great American Reserve. Great American Reserve will not deduct a contingent deferred sales charge when a contract is issued to an officer, director of employee of Great American Reserve or any of its affiliates. Any circumstances resulting in the reduction or elimination of the contingent deferred sales charge requires our prior approval. In no event will elimination of the contingent deferred sales charge be permitted where it would be unfairly discriminatory to any person.

TRANSFER FEE

You can make one free transfer every 30 days during the accumulation phase. If you make more than one transfer in a 30-day period, you could be charged a transfer fee of $25 per transfer. We reserve the right to change the transfer fee. The transfer fee is deducted from the account from which the transfer was made. If the entire amount in the account is transferred, the fee will be deducted from the amount transferred. If you transfer money from more than one account, the charge is deducted from the account with the largest balance. The two transfers permitted each year during the income phase are free.

All reallocations made in the same day count as one transfer. Transfers made at the end of the free look period by us are not counted in determining the transfer fee. If the transfer is part of the Dollar Cost Averaging Program, the Rebalancing Program or the Sweep Program it will not count in determining the transfer fee.

Transfers from a guarantee period of the MVA option may also be subject to a market value adjustment. (See the Appendix for information on the market value adjustment.)

PREMIUM TAXES

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. Great American Reserve is responsible for the payment of these taxes and will make a deduction from the value of the contract for them. These taxes are due either when the contract is issued or when annuity payments begin. It is Great American Reserve's current practice to deduct for these taxes when either annuity payments begin or upon partial or full surrender of the contract. Great American Reserve may in the future discontinue this practice and assess the charge when the tax is due. Premium taxes currently range from 0% to 3.5%, depending on the state.

INCOME TAXES

Great American Reserve will deduct from the contract for any income taxes which it incurs because of the contract. At the present time, we are not making any such deductions.

INVESTMENT PORTFOLIO EXPENSES

There are deductions from and expenses paid out of the assets of the various investment portfolios, which are described in the attached fund prospectuses.

                                    6. TAXES

NOTE: GREAT AMERICAN RESERVE HAS PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. IT IS NOT INTENDED AS TAX ADVICE TO ANY INDIVIDUAL. YOU SHOULD CONSULT YOUR OWN TAX ADVISER ABOUT YOUR OWN CIRCUMSTANCES. GREAT AMERICAN RESERVE HAS INCLUDED IN THE STATEMENT OF ADDITIONAL INFORMATION AN ADDITIONAL DISCUSSION REGARDING TAXES.

ANNUITY CONTRACTS IN GENERAL

Annuity contracts are a means of setting aside money for future needs usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Simply stated these rules provide that you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of contract qualified or non-qualified (see following sections).

You, as the owner, will not be taxed on increases in the value of your contract until a distribution occurs - either as a withdrawal or as annuity payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. For annuity payments, different rules apply. A portion of each annuity payment is treated as a partial return of your purchase payments and will not be taxed. The remaining portion of the annuity payment will be treated as ordinary income. How the annuity payment is divided between taxable and non-taxable portions depends upon the period over which the annuity payments are expected to be made. Annuity payments received after you have received all of your purchase payments are fully includible in income.

When  a  non-qualified   contract  is  owned  by  a  non-natural  person  (e.g.,
corporation or certain other entities other than tax-qualified trusts), the contract will generally not be treated as an annuity for tax purposes.

QUALIFIED AND NON-QUALIFIED CONTRACTS

If you purchase the contract as an individual and not under an Individual Retirement Annuity (IRA), your contract is referred to as a non-qualified contract.

If you purchase the contract under an IRA, your contract is referred to as a qualified contract.

WITHDRAWALS - NON-QUALIFIED CONTRACTS

If you make a withdrawal from your contract, the Code generally treats such a withdrawal as first coming from earnings and then from your purchase payments. Such withdrawn earnings are includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts: (1) paid on or after you reach age 59 1/2; (2) paid after you die; (3) paid if you become totally disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity, (5) paid under an immediate annuity; or (6) which come from purchase payments made prior to August 14, 1982.

WITHDRAWALS - QUALIFIED CONTRACTS

The above information describing the taxation of non-qualified contracts does not apply to qualified contracts. There are special rules that govern with respect to qualified contracts. We have provided a more complete discussion in the Statement of Additional Information.

DIVERSIFICATION

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Great American Reserve believes that the investment portfolios are being managed so as to comply with the requirements.

INVESTOR CONTROL

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Great American Reserve would be considered the owner of the shares of the investment portfolios. If this occurs, it will result in the loss of the favorable tax treatment for the contract. It is unknown to what extent under federal tax law owners are permitted to select investment portfolios, to make transfers among the investment portfolios or the number and type of investment portfolios owners may select from. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the contract, could be treated as the owner of the investment portfolios.

Due to the uncertainty in this area, Great American Reserve reserves the right to modify the contract as reasonably deemed necessary to maintain favorable tax treatment.

                             7. ACCESS TO YOUR MONEY

You can have access to the money in your contract: (1) by making a withdrawal (either a partial or a complete withdrawal); (2) by electing to receive annuity payments; or (3) when a death benefit is paid to your beneficiary. Withdrawals can only be made during the accumulation phase.

When you make a complete withdrawal you will receive the value of the contract on the day you made the withdrawal less any applicable contingent deferred sales charge, less any premium tax less any contract maintenance charge plus or minus any market value adjustment (which may be positive or negative). (See Section 5. Expenses for a discussion of the charges and Section 4. Investment Options - The MVA Option and the Appendix for a discussion of withdrawals from the MVA option.)

You must tell us which account (investment portfolio(s), guarantee periods of the MVA option and/or the fixed account) you want the withdrawal to come from. Under most circumstances, the amount of any partial withdrawal from any investment portfolio, guarantee period of the MVA option or the fixed account must be for at least $500. Great American Reserve requires that after a partial withdrawal is made there must be at least $500 left in your contract.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

SYSTEMATIC WITHDRAWAL PROGRAM

The Systematic Withdrawal Program allows you to choose to receive your automatic payments to you either monthly, quarterly, semi-annually or annually. You must have at least $5,000 in your contract to start the program. You cannot take systematic withdrawals from any guarantee period of the MVA option. You can instruct us to withdraw a specific amount which can be a percentage of the value of your contract or a dollar amount. The systematic withdrawal program will end any time you designate. If you make a partial withdrawal outside the program and the value of your contract is less than $5,000 the program will automatically terminate. Great American Reserve does not have any charge for this program, however, the withdrawal may be subject to a CDSC. For a discussion of the withdrawal charge, see Section 5. Expenses.

All systematic withdrawals will be paid on the last business day of the month (beginning with the first full month after you bought your contract).

You may not participate in the Systematic Withdrawal Program and the Dollar Cost Averaging Program at the same time.

INCOME TAXES AND TAX PENALTIES MAY APPLY TO SYSTEMATIC WITHDRAWALS.

SUSPENSION OF PAYMENTS OR TRANSFERS

Great American Reserve may be required to suspend or postpone payments for withdrawal or transfers for any period when:

     1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     2. trading on the New York Stock Exchange is restricted;

     3. an emergency exists as a result of which disposal of shares of the investment portfolios is not reasonably practicable or Great American Reserve cannot reasonably value the shares of the investment portfolios;

     4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

Great American Reserve has reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.

                                 8. PERFORMANCE

Great American Reserve may periodically advertise performance of the annuity investment in the various investment portfolios. Great American Reserve will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the insurance charges and the fees and expenses of the investment portfolio. It does not reflect the deduction of any applicable contract maintenance charge and contingent deferred sales charge. The deduction of any applicable contract maintenance charge and contingent deferred sales charge would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the insurance charges, contract maintenance charge, contingent deferred sales charge and the fees and expenses of the investment portfolio.

For periods  starting prior to the date the contracts  were first  offered,  the performance will be based on the historical performance of the corresponding portfolios, modified to reflect the charges and expenses of the contract as if the contract had been in existence during the period stated in the advertisement. These figures should not be interpreted to reflect actual historic performance.

Great American Reserve may, from time to time, include in its advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.


                                9. DEATH BENEFIT

UPON YOUR DEATH

If you die before annuity payments begin, Great American Reserve will pay a death benefit to your beneficiary (see below). If you have a joint owner, the death benefit will be paid when the first owner dies. The surviving joint owner will be treated as the beneficiary.

The amount of the death benefit will be the greater of:

    (1) the value of your contract; or (2) if under age 90, the total purchase payments you have made, less any adjusted partial withdrawals, increased by 5% each year. Adjusted partial withdrawal means the amount of the partial withdrawal multiplied by the amount of the death benefit just before the partial withdrawal divided by the value of your contract just before the partial withdrawal. A partial withdrawal is the amount paid to you plus any taxes withheld less any contingent deferred sales charge.

The entire death benefit must be paid within 5 years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. Payment must begin within one year of the date of death. If the beneficiary is the spouse of the owner, he/she can continue the contract in his/her own name at the then current value. If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days.

If you or any joint owner (who is not the annuitant) dies during the income phase, any remaining payments under the annuity option elected will continue at least as rapidly as under the method of distribution prior to the death of the owner or joint owner. If you die during the income phase, the beneficiary becomes the owner. If any joint owner dies during the income phase, the surviving joint owner, if any, will be treated as the primary beneficiary. Any other beneficiary on record at the time of death will be treated as a contingent beneficiary.

DEATH OF ANNUITANT

If the annuitant, who is not an owner or joint owner, dies during the accumulation phase, you can name a new annuitant. Unless another annuitant is named within 30 days of the death of the annuitant, you will become the annuitant. However, if the owner is a non-natural person (for example, a corporation), then the death of the annuitant will be treated as the death of the owner, and a new annuitant may not be named.

Upon the death of the annuitant during the income phase, the death benefit, if any, will be as provided for in the annuity option selected.

                              10. OTHER INFORMATION

GREAT AMERICAN RESERVE

Great American Reserve Insurance Company (Great American Reserve) was originally organized in 1937. It is principally engaged in the life insurance business in 49 states and the District of Columbia. Great American Reserve is a stock company organized under the laws of the state of Texas and is an indirect wholly-owned subsidiary of Conseco, Inc. (Conseco). The operations of Great American Reserve are handled by Conseco. Conseco is a publicly owned financial services organization headquartered in Carmel, Indiana. Through its subsidiaries, Conseco is one of the nation's leading providers of supplemental health insurance, retirement annuities and universal life insurance.

THE SEPARATE ACCOUNTS

Great American Reserve has established two separate accounts to hold the assets that underlie the contracts. One account, Great American Reserve Variable Annuity Account F, serves the variable annuity portion of the contract. The other separate account, Great American Reserve Market Value Adjustment Account, serves the portion of the contract that may be subject to a market value adjustment. The Board of Directors of Great American Reserve adopted a resolution to establish the Separate Accounts under Texas Insurance law on September 26, 1997. Great American Reserve Variable Annuity Account F is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. Great American Reserve Market Value Adjustment Account is not registered with the Securities and Exchange Commission.

The assets of the Separate Accounts are held in Great American Reserve's name on behalf of the Separate Accounts and legally belong to Great American Reserve. However, those assets that underlie the contracts, are not chargeable with liabilities arising out of any other business Great American Reserve may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts Great American Reserve may issue.

DISTRIBUTOR

Conseco Equity Sales, Inc. (CES), 11815 N. Pennsylvania Street, Carmel, Indiana 46032 acts as the distributor of the contracts. CES, an affiliate of Great American Reserve, is registered as a broker-dealer under the Securities Exchange Act of 1934. CES is a member of the National Association of Securities Dealers, Inc.

Commissions will be paid to broker-dealers who sell the contracts. Broker-dealers commissions may cost up to 8.25% of purchase payments and may include reimbursement of promotional or distribution expenses associated with the marketing of the contracts. Great American Reserve may, by agreement with the broker-dealer, pay commissions as a combination of a certain percentage amount at the time of sale and a trail commission. This combination may result in the broker-dealer receiving more commission over time than would be the case if it had elected to receive only a commission at the time of sale. The commission rate paid to the broker-dealer will depend upon the nature and level of services provided by the broker-dealer.

OWNERSHIP

The contract is an allocated fixed and variable deferred annuity contract. This group contract is issued to a contract holder, for the benefit of the participants in the group. You are a participant in the group and will receive a certificate evidencing your ownership. You, as the owner of a certificate, are entitled to all the rights and privileges of ownership. As used in this prospectus, the term contract refers to your certificate. In some states, an individual fixed and variable deferred annuity contract may be available instead, which is identical to the group contract described in this prospectus except that it is issued directly to the owner.

Spousal joint owners are allowed with this contract (except if it is issued pursuant to a qualified plan). Upon the death of either joint owner, the surviving owner will be the designated beneficiary. Any other beneficiary designation at the time the contract was issued or as may have been later changed will be treated as a contingent beneficiary unless otherwise indicated.

BENEFICIARY

The beneficiary is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die.

ASSIGNMENT

You can assign the contract at any time during your lifetime. Great American Reserve will not be bound by the assignment until it receives the written notice of the assignment. Great American Reserve will not be liable for any payment or other action we take in accordance with the contract before we receive notice of the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the contract is issued pursuant to a qualified plan, there are limitations on your ability to assign the contract.

ADDITIONAL INFORMATION

Great American Reserve is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with such requirements, we file reports and other information with the SEC. Such reports and other information we file can be inspected and copied. Copies can be obtained at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the regional offices in Chicago and New York. The addresses of these regional offices are as follows: 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material also can be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the rules and regulations of the SEC at prescribed rates.

Registration statements have been filed with the SEC, Washington, D.C., under the Securities Act of 1933 as amended, relating to the contracts offered by this prospectus. This prospectus does not contain all the information set forth in the registration statements and the exhibits filed as part of the registration statements. Reference should be made to such registration statements and exhibits for further information concerning the separate accounts, Great American Reserve and its general account, the investment portfolios and the contract.


SELECTED  HISTORICAL  FINANCIAL   INFORMATION  OF  GREAT  AMERICAN  RESERVE
     INSURANCE COMPANY

     The selected historical financial information set forth below was derived from the unaudited and audited financial statements of Great American Reserve. Great American Reserve's unaudited balance sheet at September 30, 1997, and unaudited statements of operations, shareholder's equity and cash flows for the nine months ended September 30, 1997 and the nine months ended September 30, 1996 are included elsewhere herein. Great American Reserve's balance sheets at December 31, 1996 and 1995, and the statements of operations, shareholder's equity and cash flows for the year ended December 31, 1996, the four months ended December 31, 1995, the eight months ended August 31, 1995, and the year ended December 31, 1994, and the notes thereto were audited by Coopers & Lybrand L.L.P., independent accountants, and are included elsewhere herein. The selected historical financial information set forth below should be read in conjunction with the financial statements and notes of Great American Reserve and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Great American Reserve" appearing elsewhere herein. The financial data for all periods reflects the effect of the December 31, 1994, merger of Jefferson National Life into the Company. This merger has been accounted for as a pooling of interests; therefore, the assets and liabilities of Jefferson National have been combined with Great American Reserve at their book values and the financial data is presented as if the merger had occurred prior to the periods presented.

                                                                                                       Prior basis (a)
                                                                                           ______________________________________
                                    Nine           Nine                          Four         Eight
                                   months         months           Year         months       months            Year ended
                                    ended          ended           ended         ended        ended            December 31,
                                September 30,  September 30,  December 31,   December 31,  August 31,   __________________________
                                    1997           1996            1996          1995         1995      1994      1993     1992(b)
                                    ----           ----            ----          ----         ----      ----      ----     ----
STATEMENT OF
   OPERATIONS DATA
Insurance policy income.....   $     57.4     $     61.4      $  81.4      $  31.8       $  60.5    $ 98.6     $108.2    $117.6
Net investment income.......        155.3          156.5        218.4         74.2         136.4     187.9      214.5     189.0
Net investment  gains.......          6.6            0.2          2.7         12.5           7.3        .2       32.4      33.0
Total revenues..............        219.3          218.1        302.5        118.5         204.2     286.7      355.1     339.6
Interest expense on notes
   payable   ...............          -              -            -            -             -         -          -        13.9
Total benefits and expenses         170.8          186.2        261.4         92.7         159.5     225.2      260.4     272.3
Income before income taxes
   and extraordinary charge          48.5           31.9         41.1         25.8          44.7      61.5       94.7      67.3
Extraordinary charge on
   extinguishment of debt,
   net of tax...............          -              -            -            -             -         -          -         6.9
Net income   ...............         31.0           19.9         25.7         16.1          28.2      38.8       54.5      36.4
Preferred dividends.........          -              -            -            -             -         -          -          .4
Net income applicable to
   common stock.............         31.0           19.9         25.7         16.1          28.2      38.8       54.5      36.0

BALANCE SHEET
   DATA - PERIOD END
Investments.................     $2,572.6       $2,414.0     $2,382.8     $2,484.8                  $2,217.9     $2,473.8  $2,134.8
Total assets................      2,860.1        2,731.5      2,680.5      2,756.8                   2,625.0      2,751.1   2,443.3
Insurance liabilities.......      1,858.2        1,979.6      1,957.5      2,039.1                   2,150.4      2,122.0   1,956.6
Total liabilities...........      2,454.3        2,349.6      2,283.6      2,314.2                   2,260.1      2,302.6   2,074.4
Shareholder's equity .......        405.8          381.9        396.9        442.6                     364.9        448.5     368.9

     (a) Financial data for the period subsequent to August 31, 1995, reflect the adoption of a new basis of accounting under the "push down" method as a result of the Conseco Acquisition. Accordingly, data prior to August 31, 1995, may not be comparable with subsequent data.
          Significant accounting adjustments recorded as a result of the adoption of the new basis include: (i) an increase of $59.0 million to cost of policies purchased; (ii) a reduction of $27.0 million to cost of policies produced; (iii) a reduction of $15.1 million to goodwill;
          (iv) an increase of $1.2 million to insurance liabilities; and (v) the establishment of a deferred income tax liability to reflect the income tax effects of all of the accounting adjustments.

     (b)  Financial  data  for  periods  prior  to the  IPO of CCP  include  the accounts of CCP subsidiaries, consisting principally of debt and preferred stock which were used to acquire Great American Reserve and which were expected to be repaid from future income of Great American Reserve. Subsequent to the IPO and related refinancing transactions, the notes payable of CCP and its subsidiaries were no longer expected to be repaid solely from the net income of Great American Reserve. Accordingly, it was no longer appropriate to push down the accounts of CCP subsidiaries into Great American Reserve's consolidated financial statements. The impact of the July 21, 1992, capital restructuring is reflected in Great American Reserve's 1992 consolidated statements of operations and shareholder's equity. As a result of no longer pushing down accounts of CCP subsidiaries into Great American Reserve's consolidated financial statements, the 1992 consolidated statement of shareholder's equity reflects: (i) the impact of removing the accumulated earnings of the CCP subsidiaries, excluding such earnings from their investment in Great American Reserve, as a dividend distribution; (ii) the impact of removing the capital accounts of the subsidiaries as a reduction of contributed capital, and (iii) the impact of removing the assets and liabilities of the subsidiaries as a contribution of capital to Great American Reserve, which became Great American Reserve's common stock and additional paid-in capital.

BUSINESS OF GREAT AMERICAN RESERVE INSURANCE COMPANY

     Background

     Great American Reserve Insurance Company ("Great American Reserve"), with total assets of $2.9 billion at September 30, 1997, markets tax-qualified annuities and certain employee benefit-related insurance products through professional independent agents. Since August 1995, Great American Reserve has been a wholly owned subsidiary of Conseco, Inc. ("Conseco"), a financial services holding company engaged in the development, marketing and administration of annuity, individual health insurance and individual life insurance products. During 1994, Conseco effectively owned 36 percent of Great American Reserve, through its ownership interest in CCP Insurance, Inc. ("CCP"), a holding company organized for companies previously acquired by Conseco Capital Partners, L.P. (the "Partnership"), a limited partnership organized by Conseco. Great American Reserve was acquired by the Partnership in 1990. During 1995, Conseco's ownership in CCP (and in Great American Reserve) increased to 49 percent as a result of purchases of CCP common stock by CCP and Conseco. In
August 1995, Conseco completed the purchase of the remaining shares of CCP common stock it did not already own in a transaction pursuant to which CCP was merged with Conseco, with Conseco being the surviving corporation (the "Conseco Acquisition").

     Great American Reserve was organized as a Texas corporation and commenced operations in 1937. Its main administrative offices are located at 11825 N. Pennsylvania Street, Carmel, Indiana 46032, and its telephone number is (317) 817-3700.

     MARKETING

     Great American Reserve primarily utilizes independent market specialists to distribute its products. Great American Reserve does not have the fixed costs associated with recruiting, training and maintaining employee agents. Rather, a relatively small number of in-house marketing personnel develop, direct and support the external distribution channels through which Great American Reserve's products are marketed.

     PRODUCTS. Great American Reserve's collected premiums (net of reinsurance ceded) by product categories for the nine months ended September 30, 1997 and 1996, and the years ended December 31, 1996 and 1995, are set forth below (dollars in millions).


                                                                  NINE MONTHS ENDED SEPTEMBER 30, 1997
                                                        --------------------------------------------------------
                                                        FIRST YEAR              RENEWAL                   TOTAL
                                                          PREMIUMS             PREMIUMS                  PREMIUMS
                                                       -------------       --------------         ----------------
PRODUCTS                                               AMOUNT   %          AMOUNT     %           AMOUNT         %
--------                                               ------   ---        ------    ---          ------        --

Single premium immediate annuities.............        $ 9.2     9%       $  -        -  %        $    9.2       5%
Flexible premium deferred annuities............         12.4    11            21.5     22             33.9      16
Variable annuities.............................         76.5    71            32.9     33            109.4      53
                                                    --------   ----          ------  -----          -------   -----

       Total annuities.........................         98.1    91            54.4     55            152.5      74

Individual life................................          1.1     1            31.2     32             32.3      16

Accident and health and other..................          9.2     8            12.6     13             21.8      10
                                                   ---------  ----          ------    ---         --------   -----

          Total collected premiums.............       $108.4    100%         $98.2    100%         $ 206.6    100%
                                                      ======    ===          =====    ===           =====     ===

                                                                  NINE MONTHS ENDED SEPTEMBER 30, 1996
                                                          ------------------------------------------------------

                                                        FIRST YEAR              RENEWAL                   TOTAL
                                                          PREMIUMS             PREMIUMS                  PREMIUMS
                                                       ------------        --------------       ---------------------
PRODUCTS                                               AMOUNT    %         AMOUNT     %           AMOUNT         %
--------                                               ------   ---        ------    ---          ------        --

Single premium immediate annuities.............      $  14.2    24%    $       -       -   %       $  14.2       9%
Flexible premium deferred annuities............         10.8    18            20.7     21             31.5      20
Variable annuities.............................         25.2    42            31.6     31             56.8      35
                                                    -------- -----        --------  -----         --------   -----

       Total annuities.........................         50.2    84            52.3     52            102.5      64

Individual life................................          1.6     3            34.4     34             36.0      22

Accident and health and other..................          7.8    13            14.3     14             22.1      14
                                                   ---------  ----        --------  -----         --------   -----

    Total collected premiums...................      $  59.6   100%         $101.0    100%          $160.6     100%
                                                     =======   ===          ======    ===           ======     ===

                                                                        YEAR ENDED DECEMBER 31, 1996
                                                       ---------------------------------------------------------------
                                                        FIRST YEAR              RENEWAL                   TOTAL
                                                          PREMIUMS             PREMIUMS                  PREMIUMS
                                                      ---------------    -----------------        ---------------------
PRODUCTS                                               AMOUNT   %         AMOUNT     %           AMOUNT         %
--------                                               ------  ---        ------    ---          ------        --
Single premium immediate annuities.............        $17.1    21%      $   -        -  %           $17.1       8%
Flexible premium deferred annuities............         15.4    18            27.9     21             43.3      20
Variable annuities.............................         37.9    45            43.6     32             81.5      37
                                                   ---------   ----        --------  -----         --------   -----

       Total annuities.........................         70.4    84            71.5     53            141.9      65

Individual life................................          2.1     3            45.0     33             47.1      22

Accident and health and other..................         11.1    13            18.2     14             29.3      13

Guaranteed investment contracts................           .1      -              -      -               .1      -
                                                    -------- ------        ---------  -----            -------  -----

          Total collected premiums.............       $ 83.7   100%       $134.7      100%            $218.4    100%
                                                      ======   ===        ======      ===             ======    ===

                                                                       YEAR ENDED DECEMBER 31, 1995
                                                        ---------------------------------------------------------
                                                        FIRST YEAR              RENEWAL                   TOTAL
                                                          PREMIUMS             PREMIUMS                  PREMIUMS
                                                        ------------           -----------          -----------------
PRODUCTS                                               AMOUNT      %         AMOUNT     %           AMOUNT      %
--------                                               ------     ---        ------    ---          ------      --
Single premium immediate annuities.............        $29.9    38%      $   -       -   %           $29.9      14%
Flexible premium deferred annuities............         16.3    20            23.6     17             39.9      18
Variable annuities.............................         17.2    22            40.1     30             57.3      27
                                                      ------ -----         -------  -----         --------   -----

       Total annuities.........................         63.4    80            63.7     47            127.1      59

Individual life................................          1.8     2            49.3     36             51.1      24

Accident and health and other..................         11.8    15            22.6     17             34.4      16

Guaranteed investment contracts ...............          2.4     3           -         -               2.4       1
                                                    ---------   ---     ----------  -----         ---------  ------

    Total collected premiums...................       $ 79.4   100%         $135.6   100%          $215.0      100%
                                                      ======   ===          ======   ===         ======    ===

     ANNUITIES

     Great American Reserve markets several basic types of annuities: single premium immediate annuities ("SPIAs"), flexible premium deferred annuities ("FPDAs") and variable annuities which are sold through both career agents and professional independent producers. The profitability of annuities largely depends on the investment spread earned (i.e., the excess of investment earnings over interest credited on annuity deposits), the persistency of inforce business and expense management.

     Single Premium Immediate Annuities. SPIAs accounted for $9.2 million or 5 percent, of Great American Reserve's total premiums collected in the nine months ended September 30, 1997 and $14.2 million, or 9 percent of premiums collected in the nine months ended September 30, 1996. SPIAs accounted for $17.1 million, or 8 percent, of Great American Reserve's total premiums collected in 1996 and $29.9 million, or 14 percent of premiums collected in 1995. Great American Reserve's SPIAs are designed to provide a series of periodic payments for a fixed period of time or for life, according to the policyholder's choice at the time of issue. Once the payments have begun, the amount, frequency and length of time for which they are payable are fixed. SPIAs often are purchased by persons at or near retirement age who desire a steady stream of payments over a future period of years. The single premium is often the payout from a terminated annuity contract. The implicit interest rate on SPIAs is based on market conditions when the policy is issued. SPIA collected premiums have decreased primarily as a result of decreases in SPIAs purchased with the proceeds of redeemed annuity contracts.

     Flexible Premium Deferred Annuities. FPDAs accounted for $33.9 million, or 16 percent, of Great American Reserve's premiums collected in the nine months ended September 30, 1997 and $31.5 million, or 20 percent, of premiums collected in the nine months ended September 30, 1996. FPDAs accounted for $43.3 million, or 20 percent, of Great American Reserve's premiums collected in 1996 and $39.9 million, or 18 percent, of premiums collected in 1995. Great American Reserve's FPDAs allow more than one premium payment, usually on a salary reduction basis. FPDAs are marketed through networks of educator market specialists primarily to teachers and employees of not-for-profit institutions as tax-qualified salary-reduction retirement programs as permitted under Section 403(b) of the Internal Revenue Code. A tax-qualified annuity purchased under Section 403(b) is similar to contributions made to a 401(k) plan, but with different (and somewhat more generous) rules on the maximum amount of current income which may be contributed by the participant on a pre-tax basis. Generally, a participant may elect to defer (through the purchase of a tax-qualified annuity under a 403(b) plan) a percentage of includible compensation limited by statute and subject to a maximum of $10,000 per year in 1997.

     Great American Reserve's FPDAs typically have a guaranteed crediting rate for the first policy year that exceeds the minimum annual guaranteed rate of at least 3 percent. After the first year, the crediting rate may be changed at least annually. The policyholder is permitted to withdraw all or part of the accumulation value, less a surrender charge for withdrawals during an initial penalty period of up to 15 years. The initial surrender charges range from 5 percent to 19 percent of the first year premium and decline over the penalty period.

     Variable Annuities. Variable annuities accounted for $109.4 million, or 53 percent, of premiums collected in the nine months ended September 30, 1997 and $56.8 million, or 35 percent, of premiums collected in the nine months ended September 30, 1996. Variable annuities accounted for $81.5 million, or 37 percent, of Great American Reserve's total premiums collected in 1996 and $57.3 million, or 27 percent, of premiums collected in 1995. Great American Reserve markets variable annuities primarily to the educator market. Variable annuities, sold on a single or flexible premium basis, differ from fixed annuities in that the original principal value may fluctuate depending on the performance of assets allocated pursuant to various investment options chosen by the contract owner. Variable annuities offer contract owners a fixed interest option or a variable rate of return based upon the specific investment portfolios into which premiums may be directed. The popularity of such annuities has increased recently as a result of the desire of investors to invest in common stocks. In addition, in 1996, Great American Reserve began to offer more investment options for variable annuity deposits and expanded its variable annuity marketing efforts. Profits on variable annuities are derived from the fees charged to contract holders, rather than from the investment spread.

     INDIVIDUAL LIFE

     Individual life products, consisting of interest sensitive life and traditional life products, accounted for $32.3 million, or 16 percent, of premiums collected in the nine months ended September 30, 1997 and $36.0 million, or 22 percent, of premiums collected in the nine months ended September 30, 1996. Individual life products accounted for $47.1 million, or 22 percent, of Great American Reserve's premiums collected in 1996 and $51.1 million, or 24 percent, of premiums collected in 1995. Although Great American Reserve no longer actively markets these products, it continues to have a substantial block of in-force policies on which renewal premiums are collected. These products were sold through professional independent producers.

     Interest-sensitive life insurance products (including universal life products) provide whole life insurance with adjustable rates of return related to current interest rates. The principal differences between Great American Reserve's universal life products and other interest-sensitive life insurance products are policy provisions affecting the amount and timing of premium payments. Universal life policyholders may vary the frequency and size of their premium payments, although policy benefits may also fluctuate according to such payments. Premium payments under the other interest-sensitive policies may not be varied by the policyholders and, as a result, are designed to reduce the administrative costs typically associated with monitoring universal life premium payments and policy benefits.

     Individual life products also include whole life and term life products. Under whole life policies, which were the standard industry product prior to the advent of universal life insurance, the policyholder generally pays a level premium over the policyholder's expected lifetime, which exceeds the premium on comparable term insurance when the policyholder is younger but is less as the policyholder grows older. These policies combine insurance protection with a savings component that increases in amount gradually over the life of the policy. The policyholder may borrow against the savings generally at a rate of interest lower than that available from other lending sources. The policyholder may also choose to surrender the policy and receive the accumulated cash value rather than continuing the insurance protection. Term life products offer pure insurance protection for a specified period of time-typically one, five, 10 or 20 years.

     ACCIDENT AND HEALTH AND OTHER

     Accident and health and other products accounted for $21.8 million, or 10 percent, of premiums collected in the nine months ended September 30, 1997 and $22.1 million, or 14 percent, of premiums collected in the nine months ended September 30, 1996. Accident and health and other products accounted for $29.3 million, or 13 percent, of Great American Reserve's total premiums collected in 1996 and $34.4 million, or 16 percent, of premiums collected in 1995. Great American Reserve offers group dental, group disability, blanket student accident and a limited amount of other health insurance products, primarily through independent market specialists. Great American Reserve markets accident and health policies primarily because it believes that offering a broad range of products is important to successfully market life insurance and annuity products, although such accident and health policies are also designed to be profitable. Group dental coverage provides a range of benefits for dental care and related procedures. Disability products provide defined monthly benefits up to specified levels in the case of disability. Student accident products provide limited supplemental reimbursement coverage to students for accidents and sickness. Great American Reserve's health business is subject to the risk that its claims experience deviates from the assumptions used in setting premium rates. However, Great American Reserve has the right to change rates to correct for adverse experience every six months on many group policies and annually on all others. Experience may be adversely affected by inflationary trends in the costs of medical treatment, competition-driven business cycles and the extent to which insureds utilize covered services.

     Great American Reserve collected premiums less than $.1 million in the nine months ended September 30, 1997 and 1996, from guaranteed investment contracts issued as investment options for qualified retirement plans maintained by Conseco. Great American Reserve collected premiums of $.1 million in 1996 and $2.4 million in 1995, from guaranteed investment contracts issued as investment options for qualified retirement plans maintained by Conseco.

     INVESTMENTS

     Conseco Capital Management, Inc. ("CCM"), a registered investment adviser wholly owned by Conseco, manages the investment portfolio of Great American Reserve. CCM's investment philosophy is to maintain a largely investment-grade fixed-income portfolio, provide adequate liquidity for expected liability durations and other requirements and maximize total return through active investment management. Investment activities are an integral part of Great American Reserve's business, since investment income is a significant component of Great American Reserve's total revenues. Profitability is significantly affected by spreads between interest yields on investments and rates credited on insurance liabilities. Although substantially all credited rates on flexible premium deferred annuities may be changed annually, changes in crediting rates may not be sufficient to maintain targeted investment spreads in all economic and market environments. In addition, competition and other factors, including the impact of the level of surrenders and withdrawals, may limit Great American Reserve's ability to adjust or to maintain crediting rates at levels necessary to avoid narrowing of spreads under certain market conditions.

     For information regarding the composition and diversification of the investment portfolio of Great American Reserve, see "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations of Great American Reserve - Investments" and note 3 to Great American Reserve's financial statements for the year ended December 31, 1996.

     COMPETITION

     Great American Reserve operates in a highly competitive environment. The life insurance industry consists of a large number of insurance companies, many of which are substantially larger and have greater financial resources, broader and more diversified product lines and larger staffs than those of Great American Reserve. An expanding number of banks, securities brokerage firms and other financial intermediaries also market insurance products or offer competing products, such as mutual fund products, traditional bank investments and other investment and retirement funding alternatives. In most areas, competition is based on a number of factors, including pricing, service provided to distributors and policyholders, and ratings. Great American Reserve must also compete with other insurers to attract and retain the allegiance of agents.

     Financial institutions, school districts, marketing companies, agents who market insurance products and policyholders use the financial strength ratings assigned to an insurer by independent rating agencies as one factor in determining which insurer's annuity to market or purchase. Great American Reserve is rated "A (Excellent)" by A.M. Best Company ("A.M. Best"). A.M. Best's insurance company ratings for the industry currently range from "A++ (Superior)" to "F ( In Liquidation)". Publications of A.M. Best indicate that the "A" rating is assigned to those companies that, in A.M. Best's opinion, have demonstrated excellent overall performance when compared to the standards established by A.M. Best and have demonstrated a strong ability to meet their obligations to policyholders over a long period of time. A.M. Best's rating procedure includes quantitative and qualitative evaluations of a company's financial condition and operating performance. Its quantitative evaluation is based on an analysis of a company's financial performance in the areas of profitability, leverage/capitalization and liquidity. A.M. Best's review also includes a qualitative evaluation of a company's spread of risk, quality and appropriateness of the reinsurance program, quality and diversification of assets, adequacy of policy or loss reserves, management experience and objectives, market presence and policyholders' confidence.

     Great American Reserve has been assigned a claims paying ability rating of "A+" from Duff & Phelps Credit Rating Company ("Duff & Phelps"). Duff & Phelps' claims-paying ability ratings range from "AAA (Highest claims-paying ability)" to "DD (Company is under an order of liquidation)." Publications of Duff & Phelps indicate that the"A+" rating represents "High claims-paying ability." A plus or minus sign attached to a Duff & Phelps claims paying rating shows relative standing within a ratings category.

     In addition, Great American Reserve has been assigned a claims paying ability rating of BBBq from Standard & Poor's Corporation ("Standard & Poor's"). Claims-paying ability ratings from Standard & Poor's range from "AAA (Superior)" to "R (Regulatory Action)". A "BBB" is assigned by Standard & Poor's to those companies which, in its opinion, have adequate financial security, but their capacity to meet policyholder obligations is susceptible to adverse economic and underwriting conditions. A "q" subscript indicates that the rating is based solely on quantitative analysis of publicly available financial data.

     Generally, rating agencies base their ratings upon information furnished to them by the insurer and upon their own investigations, studies and assumptions. A.M. Best's ratings, Duff & Phelps' claims-paying ratings and Standard & Poor's claims-paying ratings are principally based upon factors of concern to policyholders, agents and intermediaries and are not directed toward the protection of investors. Given the competitive nature of Great American Reserve's business and the increasing focus placed on the aforementioned ratings, Great American Reserve manages its business with the objective of preserving existing ratings and, where possible, achieving more favorable ratings. There can be no assurance that any particular rating will continue for any given period of time, or that it will not be changed or withdrawn entirely if, in the judgement of the rating agency, circumstances so warrant. If Great American Reserve's ratings are downgraded from their current levels, sales of its products and the persistency of its in-force policies could be adversely affected in a material way.

     Great American Reserve believes that it is able to compete effectively because: (i) it is experienced in establishing and cultivating relationships with independent market specialists which can respond rapidly to changing customer needs; (ii) it can offer competitive rates as a result of the lower-than-average operating costs and higher-than-average investment yields achieved by applying active investment portfolio management techniques; and
(iii) it has reliable policyholder administrative services, supported by customized information technology systems.

     UNDERWRITING

     Underwriting with respect to the majority of products sold by Great American Reserve (FPDAs and variable annuities) is minimal. Substantially all life insurance policies issued by Great American Reserve are underwritten individually, although standardized underwriting procedures have been adopted for certain low face-amount life insurance coverages. Great American Reserve's group accident and health policies are underwritten based on the characteristics of a group and its past claim experience.

     REINSURANCE

     Consistent with the general practice of the life insurance industry, Great American Reserve reinsures portions of the risk assumed under its insurance policies with other insurance companies under agreements of indemnity reinsurance. Great American Reserve also reinsures risks from other insurers, which are accounted for in the same manner as direct business.

     The policy risk retention limit on the life of one individual is $.5 million. At December 31, 1996, reinsurance ceded by Great American Reserve represented 8.3 percent of gross life insurance in force and reinsurance assumed represented 5.3 percent of net life insurance in force. At December 31, 1996, Great American Reserve's largest reinsurer accounted for less than .4 percent of total insurance liabilities and 28 percent of total reinsurance receivables.

     EMPLOYEES

     Great American Reserve has no full-time employees. Great American Reserve's day-to-day operations are administered by Conseco pursuant to agreements between Great American Reserve and Conseco.

     GOVERNMENTAL REGULATION

     Great American Reserve is subject to regulation and supervision by the states in which it transacts business. State laws generally establish supervisory agencies with broad administrative authority, including power to:
(i) grant and revoke business licenses; (ii) regulate and supervise trade practices and market conduct; (iii) establish guaranty associations; (iv) license agents; (v) approve policy forms; (vi) regulate premium rates for some lines of business; (vii) establish reserve requirements; (viii) prescribe the form and content of required financial statements and reports; (ix) determine the reasonableness and adequacy of statutory capital and surplus; and (x) regulate the type and amount of permitted investments. Great American Reserve is subject to periodic examinations by state regulatory authorities. Management does not expect the results of any on-going examinations to have a material effect on the financial condition of Great American Reserve.

     The federal government does not directly regulate the insurance business. However, federal legislation and administrative policies in several areas, including pension regulation, age and sex discrimination, financial services regulation and federal taxation, do affect the insurance business. In addition, legislation has been introduced from time to time in recent years which, if enacted, could result in the federal government assuming a more direct role in the regulation of the insurance industry.

     In December 1992, the NAIC adopted the Risk-Based Capital for Life and/or Health Insurers Model Act (the "Model Act"). The Model Act provides a tool for insurance regulators to determine the levels of capital and surplus an insurer must maintain in relation to its insurance and investment risks and whether there is a need for possible regulatory attention.

     The Model Act provides for four levels of regulatory attention, varying with the ratio of the company's total adjusted capital (defined as the total of its statutory capital, surplus, asset valuation reserve and certain other adjustments) to its risk-based capital ("RBC"). If a company's total adjusted capital is less than 100 percent but greater than or equal to 75 percent of its RBC, or if a negative trend (as defined by the regulators) has occurred and total adjusted capital is less than 125 percent of RBC (the "Company Action Level"), the company must submit a comprehensive plan to the regulatory authority proposing corrective actions aimed at improving its capital position. If a company's total adjusted capital is less than 75 percent but greater than or equal to 50 percent of its RBC (the "Regulatory Action Level") , the regulatory authority will perform a special examination of the company and issue an order specifying corrective actions that must be followed. If a company's total adjusted capital is less than 50 percent but greater than or equal to 35 percent of its RBC (the "Authorized Control Level"), the regulatory authority may take any action it deems necessary, including placing the company under regulatory control. If a company's total adjusted capital is less than 35 percent of its RBC (the "Mandatory Control Level") the regulatory authority must place the company under its control. At September 30, 1997, the total adjusted capital for Great American Reserve was greater than twice the respective Company Action Level.

     The Texas Insurance Department has adopted its own RBC requirements, the stated purpose of which is to require a minimum level of capital and surplus to absorb the financial, underwriting, and investment risks assumed by an insurer. Texas' RBC requirements differ from those adopted by the NAIC in two principal respects: (i) they use different elements to determine minimum RBC levels in their calculation formulas; and (ii) they do not stipulate "Action Levels" (like those adopted by the NAIC) where corrective actions are required. However, the Commissioner of the Texas Insurance Department does have the power to take similar corrective actions if a company does not maintain the required minimum level of capital and surplus. Under the Texas Regulations, an insurer has met RBC requirements if its admitted assets exceed its liabilities by at least 3 percent. Great American Reserve is domiciled in Texas and must comply with Texas RBC requirements. At September 30, 1997, the admitted assets of Great American Reserve exceeded liabilities by twice the required 3 percent level.

     On the basis of statutory statements filed with state regulators annually, the NAIC calculates twelve financial ratios to assist state regulators in monitoring the financial condition of insurance companies. A "usual range" of results for each ratio is used as a benchmark. In the past, variances in certain ratios of Great American Reserve have resulted in inquiries from insurance departments to which Great American Reserve has responded. Such inquiries did not lead to any restrictions affecting Great American Reserve's operations.

     Under the solvency or guaranty laws of most states in which it does business, Great American Reserve is required to pay guaranty fund assessments (up to certain prescribed limits). Guaranty funds are established by various states to fund policyholder losses or the liabilities of insolvent or rehabilitated insurance companies. These assessments may be deferred or forgiven under most guaranty laws if they would threaten an insurer's financial strength. In certain instances, the assessments may be offset against future premium taxes. Great American Reserve believes that the liability established at September 30, 1997, is sufficient to provide for assessments related to known insolvencies. This reserve is based upon management's current expectation of the availability of this right of offset and state guaranty fund assessment bases. However, changes in the basis whereby assessments are charged to individual companies or changes to the availability of the right to offset assessments against premium tax payments could materially affect Great American Reserve's results. Great American Reserve's statutory financial statements for the nine months ended September 30, 1997, include no expenses as a result of such assessments.

     FEDERAL INCOME TAXATION

     The  annuity  and life  insurance  products  marketed  and  issued by Great
American Reserve generally provide the policyholder with an income tax advantage, as compared to other saving investments such as certificates of deposit and bonds, in that income taxation on the increase in value of the product is deferred until receipt by the policyholder. With other savings investments, the increase in value is taxed as earned. Annuity benefits, and life insurance benefits which accrue prior to the death of the policyholder, are generally not taxable until paid. Life insurance death benefits are generally exempt from income tax. Also, benefits received on immediate annuities (other than structured settlements) are recognized as taxable income ratably as opposed to the methods used for some other investments, which tend to accelerate taxable income into earlier years. The tax advantage for annuities and life insurance is provided in the Internal Revenue Code (the "Code"), and is generally followed in all states and other United States taxing jurisdictions. Accordingly, the tax advantage is subject to change by Congress and by the legislatures of the respective taxing jurisdictions.

     Great American Reserve is taxed under the life insurance company provisions of the Code. Provisions in the Code require a portion of the expenses incurred in selling insurance products to be deducted over a period of years, as opposed to immediate deduction in the year incurred. This provision increases the tax for statutory accounting purposes, which reduces statutory surplus and, accordingly, decreases the amount of cash dividends that may be paid by Great American Reserve. As of December 31, 1996, the cumulative taxes paid as a result of this provision were $5.6 million.

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF GREAT AMERICAN RESERVE

     The following discussion highlights the material factors affecting the results of operations and financial condition and resources of Great American Reserve. This discussion should be read in conjunction with the financial statements and notes of Great American Reserve included elsewhere herein.

      RESULTS OF OPERATIONS

     The adjustments resulting from the adoption of a new basis of accounting under the "push down" method discussed above under "Selected Historical Financial Information of Great American Reserve Insurance Company", may impact the comparability of financial data for the periods before and after August 31, 1995.

     NINE MONTHS ENDED SEPTEMBER 30, 1997, COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996

     Insurance policy income consists of premiums received on traditional life products and policy fund and surrender charges assessed against investment type products. This account decreased in the first nine months of 1997 compared to the first nine months of 1996 as a result of a decrease in sales of policies with mortality or morbidity risks. Surrender charges assessed against annuity withdrawals were $1.3 million in the first nine months of 1997 and 1996 and annuity withdrawals were $171.7 million in the first nine months of 1997 and $123.7 million in the first nine months of 1996. Surrender charges did not change materially in the first nine months of 1997 despite the increase in annuity withdrawals because of increased surrenders of annuities which were not subject to surrender charges. Increases in withdrawals were primarily due to the increased size of Great American Reserve's annuity portfolio and increased competition from higher yielding alternative investment products.

     Net investment income includes both income earned on the general invested assets of Great American Reserve and separate account assets related to variable annuities. Investment income earned on separate account assets is offset by a corresponding charge to interest expense on annuities and financial products. Excluding investment income on separate accounts, net investment income in the first nine months of 1997 decreased 8.5 percent from the first nine months of 1996, to $125.6 million. Average invested assets (amortized cost basis and excluding separate account assets) decreased to $2.1 billion in the first nine months of 1997 from $2.3 billion in the first nine months of 1996, and the yield earned on average invested assets decreased to 7.9 percent from 8.0 percent. Cash flows received during the first nine months of 1997 and 1996 (including cash flows from the sales of investments) were invested in lower-yielding securities due to a general decline in interest rates.

     Net investment income on separate account assets in the first nine months of 1997 increased to $29.7 million from $19.2 million in the first nine months of 1996. Such income fluctuates in relation to total separate account assets and the return earned on such assets.

     Net investment gains often fluctuate from period to period. Great American Reserve sold $631.2 million of investment securities during the first nine months of 1997 compared to $668.3 million in the first nine months of 1996 which sales resulted in net investment gains of $7.1 million in the first nine months of 1997 compared to net investment gains of $.2 million in the first nine months of 1996. During the first nine months of 1997, Great American Reserve recorded $.3 million in writedowns of fixed maturity securities as a result of changes in conditions which caused it to believe that a decline in fair value of the investments was other than temporary. There were no such writedowns during the first nine months of 1996.

     Selling securities at a gain and reinvesting the proceeds at a lower yield may, absent other management action, tend to decrease future investment yields. Great American Reserve believes, however, that certain factors would mitigate the adverse effect on net income of such yield decreases as follows: (i) additional amortization of the cost of policies purchased and the cost of policies produced is recognized in the same period as the gain in order to reflect reduced future yields (thereby reducing such amortization in future periods); (ii) interest rates credited to some products can be reduced thereby diminishing the effect of the yield decrease on the investment spread; and (iii) the investment portfolio grows as a result of reinvesting the realized gains.

     Insurance policy benefits and change in future policy benefits relate solely to policies with mortality or morbidity features. The increase in the 1997 period corresponds with the increase in the in-force block of such policies.

     Interest expense on annuities and financial products increased 4.6 percent in the first nine months of 1997 compared to the first nine months of 1996. Such increase reflects fluctuations in charges to the account related to separate account assets described above under net investment income; and changes in crediting rates. The weighted average crediting rate for annuity liabilities (other than separate accounts where the credited amount is based on investment income from segregated investments and excluding interest bonuses guaranteed for the first year of the contract) was 5.7 percent and 5.5 percent at September 30, 1997 and September 30, 1996, respectively.

     Interest expense on investment borrowings in the 1997 and 1996 periods reflect changes in investment borrowing activities and lower rates paid on such borrowings in 1997.

     Amortization consists of the amortization of cost of policies purchased, cost of policies produced and goodwill.

     Cost of policies produced represents the cost of producing new business (primarily commissions and certain costs of policy issuance and underwriting) which varies with and is primarily related to the production of new business. Costs deferred may represent amounts paid in the period new business is written (such as underwriting costs and first year commissions) or in periods after the business is written (such as commissions paid in subsequent years in excess of ultimate commissions paid).

     Cost of policies purchased represents the cost to acquire Great American Reserve that is attributable to the right to receive cash flows from insurance contracts in force at the acquisition dates.
     Other operating costs and expenses decreased 45 percent to $23.1 million in the first nine months of 1997 compared to $41.9 million in the 1996 period as a result of a reduction in costs incurred under service agreements with Conseco.

     Income tax expense fluctuated primarily in relationship to income before taxes.

     YEAR ENDED DECEMBER 31, 1996, COMPARED TO 1995 PERIODS COMBINED (EIGHT MONTHS ENDED AUGUST 31, 1995 AND FOUR MONTHS ENDED DECEMBER 31, 1995)

     Insurance policy income consists of premiums received on traditional life products and policy fund and surrender charges assessed against investment type products. This account decreased in 1996 compared to the 1995 periods as a result of a decrease in sales of policies with mortality or morbidity risks; partially offset by an increase in surrender charges. Surrender charges assessed against annuity withdrawals were $1.9 million in 1996 and $1.7 million in the 1995 periods and annuity withdrawals were $202.4 million in 1996 and $179.8 million in the 1995 periods. Increases in withdrawals were primarily due to the increased size of Great American Reserve's annuity portfolio and increased competition from higher yielding alternative investment products.

     Net investment income includes both income earned on the general invested assets of Great American Reserve and separate account assets related to variable annuities. Investment income earned on separate account assets is offset by a corresponding charge to interest expense on annuities and financial products. Excluding investment income on separate accounts, net investment income in 1996 decreased 4.5 percent from 1995, to $182.8 million. Average invested assets (amortized cost basis and excluding separate account assets) were $2.3 billion in 1996 and 1995, while the yield earned on average invested assets decreased to
8.1 percent from 8.2 percent. Cash flows received during 1995 and 1996 (including cash flows from the sales of investments) were invested in lower-yielding securities due to a general decline in interest rates.

     Net investment income on separate account assets in 1996 increased to $35.6 million from $19.2 million in the 1995 periods.

     Net investment gains often fluctuate from period to period. Great American Reserve sold $988.9 million of investments during 1996 compared to $919.7 million in 1995 which sales resulted in net investment gains of $3.5 million in 1996 compared to net investment gains of $21.4 million in 1995. In addition, Great American Reserve recorded net investment losses of $.8 million in 1996 and $1.6 million in the 1995 periods on writedowns taken as a result of conditions which caused Great American Reserve to conclude that declines in the fair value of certain securities were other than temporary.

     Selling securities at a gain and reinvesting the proceeds at a lower yield may, absent other management action, tend to decrease future investment yields. Great American Reserve believes, however, that certain factors would mitigate the adverse effect on net income of such yield decreases as follows: (i) additional amortization of the cost of policies purchased and the cost of policies produced is recognized in the same period as the gain in order to reflect reduced future yields (thereby reducing such amortization in future periods); (ii) interest rates credited to some products can be reduced thereby diminishing the effect of the yield decrease on the investment spread; and (iii) the investment portfolio grows as a result of reinvesting the investment gains. See amortization related to net investment gains below.

     Insurance policy benefits and change in future policy benefits relate solely to policies with mortality or morbidity features. The decrease in 1996 corresponds with the decrease in the in-force block of such policies.

     Interest expense on annuities and financial products increased 8.9 percent in 1996 compared to the 1995 periods. Such increase reflects fluctuations in charges to the account related to separate account assets described above under net investment income; and changes in crediting rates. The weighted average crediting rate for annuity liabilities (other than separate accounts where the credited amount is based on investment income from segregated investments and excluding interest bonuses guaranteed for the first year of the contract) was
5.5 percent and 5.6 percent at December 31, 1996 and 1995, respectively.

     Interest expense on investment borrowings in 1996 and the 1995 periods reflect changes in investment borrowing activities and lower rates paid on such borrowings in 1996.

     Amortization related to operations is affected by the Conseco Acquisition and the adoption of a new basis of accounting under the "push down" method. Amortization related to operations in periods prior to the Conseco Acquisition is comprised of cost of policies purchased, cost of policies produced and goodwill based on the previous balances and bases. Amortization related to operations after the Conseco Acquisition is comprised of amortization of the aforementioned account balances, reflecting a combination of Conseco's ownership interests in previous balances and its newly purchased interests using the step-basis of accounting.

     Cost of policies produced represents the cost of producing new business (primarily commissions and certain costs of policy issuance and underwriting) which varies with and is primarily related to the production of new business. Costs deferred may represent amounts paid in the period new business is written (such as underwriting costs and first year commissions) or in periods after the business is written (such as commissions paid in subsequent years in excess of ultimate commissions paid).

     Cost of policies purchased represents the cost to acquire Great American Reserve that is attributable to the right to receive cash flows from insurance contracts in force at the acquisition dates.

     Amortization related to net investment gains decreased in 1996 as a result of the decrease in investment gains discussed above.

     Other operating costs and expenses increased 48 percent to $54.3 million in 1996 compared to $36.8 million in the 1995 periods as a result of costs which were previously capitalized as part of cost of policies produced which were expensed in 1996 (see discussion of amortization related to operations); and additional costs incurred under new service agreements with Conseco as described in the notes to the financial statements for the year ended December 31, 1996, included herein.

     Income tax expense fluctuated primarily in relationship to income before taxes.

     1995 PERIODS COMBINED (FOUR MONTHS ENDED DECEMBER 31, 1995, AND EIGHT MONTHS ENDED AUGUST 31, 1995) COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Insurance policy income consists of premiums received on traditional life products and policy fund and surrender charges assessed against investment type products. This account decreased in the 1995 periods from 1994 as a result of a decrease in sales of policies with mortality or morbidity risks, partially offset by an increase in surrender charges resulting from higher annuity policy withdrawals. Surrender charges assessed against annuity withdrawals were $1.7 million in the 1995 periods and $1.5 million in 1994 and annuity withdrawals were $179.8 million in the 1995 periods and $129.8 million in 1994. Increases in withdrawals were primarily due to the increased size of Great American Reserve's annuity portfolio and increased competition from higher yielding alternative investment products.

     Net investment income includes both income earned on the general invested assets of Great American Reserve and separate account assets related to variable annuities. Investment income earned on separate account assets is offset by a corresponding charge to interest expense on annuities and financial products. Excluding investment income on separate accounts, net investment income in the 1995 periods increased 3.1 percent from 1994, to $191.4 million. Average invested assets (amortized cost basis and excluding separate account assets) were $2.3 billion in 1995 and 1994, while the yield earned on average invested assets increased to 8.2 percent from 8.0 percent.

     Net investment income on separate account assets in the 1995 periods increased to $19.2 million from $2.3 million in 1994.

     Net investment gains often fluctuate from period to period. Great American Reserve sold $919.7 million of investment securities during the 1995 periods and $586.0 million in 1994 which sales resulted in net investment gains of $21.4 million in the 1995 periods compared to net investment gains of $1.2 million in 1994. In addition, Great American Reserve recorded net investment losses of $1.6 million in the 1995 periods and $1.0 million in 1994 on writedowns taken as a result of conditions which caused Great American Reserve to conclude that declines in the fair value of certain securities were other than temporary.

     The effect of net investment gains on the amortization of cost of policies purchased and cost of policies produced is discussed above under the comparison of the 1996 and 1995 periods. Also see amortization related to net investment gains below.

     Insurance policy benefits and change in future policy benefits relate solely to policies with mortality or morbidity features. The decrease in the 1995 periods corresponds with the decrease in the in-force block of such policies.

     Interest expense on annuities and financial products increased 17 percent in the 1995 periods over 1994. Such increase reflects: (i) fluctuations in charges to the account related to investment income from separate account assets as described above under net investment income; and (ii) changes in crediting rates. The weighted average crediting rate for annuity liabilities (other than separate accounts where the credited amount is based on investment income from the segregated investments and excluding interest bonuses guaranteed for the first year of the annuity contract) was 5.6 percent and 5.8 percent at December 31, 1995 and 1994, respectively.

     Interest expense on investment borrowings in the 1995 periods and in 1994 reflects changes in investment borrowing activities and the higher rates paid on such borrowings in the 1995 periods.

     Amortization related to operations increased 6.3 percent to $17.0 million in the 1995 periods from $16.0 million in 1994. Such increase is affected by:
(i) the adoption of a new basis of accounting as discussed above; and (ii) the increased amount of business in force on which acquisition costs are capitalized. See the discussion of cost of policies produced and cost of policies purchased above under the comparison of the 1996 and 1995 periods.

     Amortization related to net investment gains increased in the 1995 periods as a result of the increase in investment gains discussed above.

     Income tax expense fluctuated primarily in relationship to income before taxes.

      INVESTMENTS

     Great American Reserve's investment strategy is to: (i) maintain a predominately investment grade fixed income portfolio; (ii) provide adequate liquidity to meet the cash flow requirements of policyholders and other obligations; and (iii) maximize current income and total investment return through active investment management. Consistent with this strategy, investments in fixed maturity securities, mortgage loans, credit-tenant loans, policy loans and short-term investments comprised 82 percent of Great American Reserve's investment portfolio at September 30, 1997. The remainder of the invested assets were in equity securities, assets held in separate accounts and other invested assets. At September 30, 1997, Great American Reserve had invested assets of approximately $2.6 billion.

     Great American Reserve is regulated by insurance statutes and regulations as to the type of investments that it is permitted to make and the amount of funds that may be used for any one type of investment. In light of these statutes and regulations and Great American Reserve's business and investment strategy, Great American Reserve generally seeks to invest in United States government and government agency securities and corporate securities rated investment grade by established nationally recognized rating organizations or, if not rated, in securities of comparable investment quality.

     The following table summarizes investment yields earned over the periods indicated:

                                                                                                       Prior basis
                                                                                                 ---------------------------
                                    Nine months    Nine months        Year        Four months    Eight months        Year
                                      ended          ended           ended          ended           ended           ended
                                   September 30,  September 30,   December 31,   December 31,     August 31,     December 31,
                                       1997           1996            1996           1995            1995            1994
                                       ----           ----            ----           ----            ----            ----
                                                                      (Dollars in millions)

Weighted average invested assets:
       As reported ..............   $2,397.9        $2,426.7      $2,417.9         $2,498.1        $2,416.5        $4,552.3
       Excluding unrealized
         appreciation
         (depreciation) (a)......    2,414.5         2,449.0       2,438.9          2,467.4         2,470.7         4,662.6
Net investment income............      155.3           156.5         218.4             74.2           136.4           367.8

Yields earned:
       As reported...............        8.6%            8.6%          9.0%             8.9%            8.4%            8.1%
       Excluding unrealized
         appreciation (depreciation) (a) 8.6%            8.5%          8.9%             9.0%            8.2%            7.9%

(a) Excludes the effect of reporting fixed maturities at fair value as described in note 1 to the financial statements.

     Although investment income is a significant component of total revenues, the profitability of Great American Reserve's annuity business is determined primarily by spreads between interest rates earned and rates credited on annuity contracts. At September 30, 1997, the average yield, computed on the cost basis of Great American Reserve's investment portfolio, was 7.8 percent and the average interest rate credited on Great American Reserve's total liability portfolio was 5.7 percent.

     Actively Managed Fixed Maturities

     Great American Reserve's actively managed fixed maturity portfolio at September 30, 1997, was comprised primarily of debt securities of the United States government, public utilities and other corporations and mortgage-backed securities. Mortgage-backed securities included collateralized mortgage obligations ("CMOs") and mortgage-backed pass-through securities.

     At September 30, 1997, the amortized cost and estimated fair value of actively managed fixed maturity securities were as follows:


                                                                                Gross          Gross          Estimated
                                                               Amortized     unrealized     unrealized          fair
                                                                 cost           gains         losses            value
                                                                 ----           -----         ------            -----
                                                                                 (Dollars in millions)
United States Treasury securities and obligations
   of United States government corporations and
   agencies............................................... $     29.7          $   .4          $  .1       $     30.0
Obligations of state and political subdivisions and
   foreign government obligations.........................       32.9              .8             .2             33.5
Public utility securities.................................      197.2             3.2            3.2            197.2
Other corporate securities................................      873.4            17.0            5.2            885.2
Mortgage-backed securities ...............................      655.9             6.9            1.1            661.7
                                                           ----------         -------          -----       ----------

   Total..................................................   $1,789.1           $28.3           $9.8         $1,807.6
                                                             ========           =====           ====         ========

     As discussed in the notes to the financial statements, when Great American Reserve adjusts carrying values of actively managed fixed maturity securities for changes in fair value, it also adjusts the cost of policies purchased, cost of policies produced and insurance liabilities. These adjustments are made in order to reflect the change in amortization that would be needed if those fixed maturity investments had actually been sold at their fair values and the proceeds reinvested at current interest rates.

     The following table sets forth actively managed fixed maturity securities at September 30, 1997, classified by rating categories. The category assigned is the highest rating by a nationally recognized statistical rating organization or, as to $0.2 million estimated fair value of fixed maturity securities not rated by such firms, the rating assigned by the National Association of Insurance Commissioners ("NAIC"). For the purposes of this table, NAIC Class 1 is included in the "A" rating; Class 2, "BBB-"; Class 3, "BB-"; and Classes 4-6, "B+ and below":

                                                                                           Percent of      Percent of
Investment                                                                                    fixed           total
  Rating                                                                                   maturities      investments
  ------                                                                                   ----------      -----------
AAA...................................................................................       42%              30%
AA....................................................................................        6                4
A.....................................................................................       20               14
BBB+..................................................................................        7                5
BBB...................................................................................       12                9
BBB-..................................................................................        7                4
                                                                                           ----             ----

     Investment-grade.................................................................       94               66
                                                                                            ---              ---

BB+...................................................................................        1                1
BB....................................................................................        1                1
BB-...................................................................................        1                -
B+ and below .........................................................................        3                2
                                                                                           ----             ----

     Below investment-grade...........................................................        6                4
                                                                                           ----             ----

         Total actively managed fixed maturities......................................      100%              70%
                                                                                              ===               ==

     Great American Reserve plans to maintain approximately the present level of below investment grade fixed maturities. These securities generally have greater risks than other corporate debt investments, including risk of loss upon default by the borrower, and are often unsecured and subordinated to other creditors. Below investment grade issuers usually have high levels of indebtedness and are more sensitive to adverse economic conditions, such as recession or increasing interest rates, than are investment grade issuers. Great American Reserve is aware of these risks and monitors its below investment grade securities closely. At September 30, 1997, Great American Reserve's below investment grade fixed maturity investments had an amortized cost of $105.4 million and an estimated fair value of $107.1 million.

     Great American Reserve's investment portfolio is managed by CCM. Great American Reserve and CCM periodically evaluate the creditworthiness of each issuer whose securities are held in the portfolio. Special attention is paid to those securities whose market values have declined materially for reasons other than changes in interest rates or other general market conditions. Great
American Reserve considers available information to evaluate the realizable value of the investment, the specific condition of the issuer, and the issuer's ability to comply with the material terms of the security. Information reviewed may include the recent operational results and financial position of the issuer, information about its industry, recent press releases and other information. CCM employs a staff of experienced securities analysts in a variety of specialty areas. Among other responsibilities, this staff compiles and reviews such evidence. If evidence does not exist to support a realizable value equal to or greater than the carrying value of the investment and such decline in market value is determined to be other than temporary, Great American Reserve reduces the carrying amount to its net realizable value, which becomes the new cost basis; the amount of the reduction is reported as an investment loss. Great American Reserve recognizes any recovery of such reductions in the cost basis of an investment only upon the sale, repayment or other disposition of the investment. Great American Reserve recorded writedowns of investments of $0.3 million in the nine months ended September 30, 1997 as a result of changes in conditions which caused it to conclude that the decline in fair value of such investments was other than temporary. Great American Reserve had no such write downs in the nine months ended September 30, 1996. Great American Reserve's investment portfolio is subject to the risks of further declines in realizable value. Great American Reserve and CCM, however, attempt to mitigate this risk through the diversification and active management of its portfolio.

     Great American Reserve had no fixed maturity investment in technical default (i.e., in default, but not as to the payment of interest or principal) and $.3 million of fixed maturity investments in substantive default (i.e., in default due to nonpayment of interest or principal) at September 30, 1997.

     At September 30, 1997, fixed maturity investments included $661.7 million of mortgage-backed securities (37 percent of the fixed maturity security portfolio). CMOs are securities backed by pools of pass-through securities and/or mortgages that are segregated into sections or "tranches" which provide for sequential retirement of principal rather than the pro rata share of principal return which occurs through regular monthly principal payments on pass-through securities.

     The yield characteristics of mortgage-backed securities differ from those of traditional fixed income securities. Interest and principal payments occur more frequently, often monthly, and mortgage-backed securities are subject to risks associated with variable prepayments. Prepayment rates are influenced by a number of factors which cannot be predicted with certainty, including the relative sensitivity of the underlying mortgages backing the assets to changes in interest rates; a variety of economic, geographic and other factors; and the repayment priority of the securities in the overall securitization structures.

     In general, prepayments on the underlying mortgage loans, and the securities backed by these loans, increase when the level of prevailing interest rates declines significantly below the interest rates on such loans. Mortgage-backed securities purchased at a discount to par will experience an increase in yield when the underlying mortgages prepay faster than expected. Those securities purchased at a premium that prepay faster than expected will incur a reduction in yield. When declines in interest rates occur, the proceeds from the prepayment of mortgage-backed securities are likely to be reinvested at lower rates than Great American Reserve was earning on the prepaid securities. As the level of prevailing interest rates increases, prepayments on mortgage-backed securities decrease as fewer underlying mortgages are refinanced. When this occurs, the average maturity and duration of the mortgage-backed securities increase, which decreases the yield on mortgage-backed securities purchased at a discount because the discount is realized as income at a slower rate and increases the yield on those purchased at a premium as a result of a decrease in annual amortization of the premium.

     The following table sets forth the par value, amortized cost and estimated fair value of mortgage-backed securities including CMOs summarized by interest rates on the underlying collateral at September 30, 1997:

                                                                                  Par        Amortized      Estimated
                                                                                 value         cost        fair value
                                                                                 -----         ----        ----------
                                                                                       (Dollars in millions)

Below 7 percent............................................................       $183.0        $179.7       $179.5
7 percent - 8 percent......................................................        330.3         333.0        336.2
8 percent - 9 percent......................................................         68.4          68.4         69.7
9 percent and above........................................................         75.0          74.8         76.3
                                                                                --------      --------     --------

     Total mortgage-backed securities......................................       $656.7        $655.9       $661.7
                                                                                  ======        ======       ======

     The amortized cost and estimated fair value of mortgage-backed securities including CMOs at September 30, 1997, summarized by type of security were as follows:


                                                                                                   Estimated fair value
                                                                                              ---------------------------
                                                                                                              % of
                                                                                Amortized                      fixed
Type                                                                              cost         Amount       maturities
----                                                                              ----         ------       ----------
                                                                                   (Dollars in millions)

Pass-throughs and sequential and targeted amortization  classes............      $550.7         $555.4        31%
Planned amortization classes and accretion directed bonds..................        72.3           73.1          4
Subordinated classes.......................................................        32.9           33.2          2
                                                                               --------       --------        ---

                                                                                 $655.9         $661.7        37%
                                                                                 ======         ======        ==

     Pass-throughs and sequential and targeted amortization classes have similar prepayment variability. Pass-throughs have historically provided the best liquidity in the mortgage-backed securities market and provide the best price/performance ratio in a highly volatile interest rate environment. This type of security is also frequently used as collateral in the dollar-roll market. Sequential classes pay in a strict sequence; all principal payments received by the CMO are paid to the sequential tranches in order of priority. Targeted amortization classes provide a modest amount of prepayment protection when prepayments on the underlying collateral increase from those assumed at pricing. Thus, they offer slightly better call protection than sequential classes and pass-throughs.

     Planned amortization classes and accretion directed bonds are some of the most stable and liquid instruments in the mortgage-backed securities market. Planned amortization class bonds adhere to a fixed schedule of principal payments as long as the underlying mortgage collateral experiences prepayments within a certain range. Changes in prepayment rates are first absorbed by support classes. This insulates the planned amortization classes from the consequences of both faster prepayments (average life shortening) and slower prepayments (average life extension).

     Subordinated CMO classes have both prepayment and credit risk. The subordinated classes are used to lend credit enhancement to the senior securities and as such, rating agencies require that this support not deteriorate due to the prepayment of the subordinated securities. The credit risk of subordinated classes is derived from the negative leverage of owning a small percentage of the underlying mortgage loan collateral while bearing a majority of the risk of loss due to homeowner defaults.

     All mortgage-backed securities are subject to risks associated with variable prepayments. As a result, these securities may have a different actual maturity than planned at the time of purchase. When securities having a cost greater than par are backed by mortgages that prepay faster than expected, Great American Reserve records a charge to investment income. When securities having a cost less than par prepay faster than expected, Great American Reserve records investment income.

     The degree to which a mortgage-backed security is susceptible to income fluctuations is influenced by: (i) the difference between its cost and par; (ii) the relative sensitivity of the underlying mortgages backing the security to prepayment in a changing interest rate environment; and (iii) the repayment priority of the security in the overall securitization structure. Great American Reserve limits the extent of these risks by : (i) purchasing securities which are backed by collateral with lower prepayment sensitivity (such as mortgages priced at a discount to par value and mortgages that are extremely seasoned);
(ii) avoiding securities whose values are heavily influenced by changes in prepayments (such as interest-only and principal-only securities); and (iii) investing in securities structured to reduce prepayment risk (such as planned amortization class ("PAC") and targeted amortization class ("TAC") collateralized mortgage obligations). PAC and TAC instruments represented approximately 20 percent of Great American Reserve's mortgage-backed securities at September 30, 1997.

     If Great American Reserve determines that it will dispose of an investment held in the actively managed fixed maturity category, it will either sell the security or transfer it to the trading account at its fair value; the gain or loss is recognized immediately. There were no such transfers in the nine months ended September 30, 1997. During the first nine months of 1997, Great American Reserve sold actively managed fixed maturity securities generating proceeds of $631.2 million, resulting in $7.1 million of investment gains (before related expenses, amortization and taxes). Such securities were sold in response to changes in the investment environment which created opportunities to enhance the total return of the investment portfolio without adversely affecting the quality of the portfolio or the matching of expected maturities of assets and liabilities. The realization of gains and losses affects the timing of the amortization of the cost of policies produced and the cost of policies purchased, as explained in note 1 to the financial statements.

     Other Investments

     Credit-tenant loans are loans on commercial properties where the lease of the principal tenant is assigned to the lender and the principal tenant, or any guarantor of such tenant's obligations, has a credit rating at the time of origination of the loan of at least BBB- or its equivalent. The underwriting guidelines consider such factors as: (i) the lease term of the property; (ii) the mortgagee's management ability, including business experience, property management capabilities and financial soundness; and (iii) such economic, demographic or other factors that may affect the income generated by the property, or its value. The underwriting guidelines also generally require a loan-to-value ratio of 75 percent or less. Credit-tenant loans are carried at amortized cost and were $97.4 million at September 30, 1997, or 3.8 percent of total invested assets. The total estimated fair value of credit-tenant loans was $99.5 million at September 30, 1997.

     At September 30, 1997, Great American Reserve held mortgage loan investments with a carrying value of $63.0 million (or 2.4 percent of total invested assets) and a fair value of $66.6 million. Substantially all of the mortgage loan investments were commercial loans.

     Non-current mortgage loans were not significant at September 30, 1997. At September 30, 1997, Great American Reserve had a loan loss reserve of $.9 million. Approximately 33 percent, 21 percent and 8 percent of the mortgage loans were on properties located in California, Texas and Florida, respectively. No other state comprised greater than 7 percent of the mortgage loan balance.

     At September 30, 1997, Great American Reserve held no trading account securities. Trading account securities are investments that are purchased with the intent to be traded prior to their maturity, or are believed likely to be disposed of in the foreseeable future as a result of market or issuer developments. Trading account securities are carried at estimated fair value, with the changes in fair value reflected in the statement of operations.

     Short-term investments totaled $64.2 million, or 2.5 percent of invested assets at September 30, 1997, and consisted primarily of commercial paper and repurchase agreements relating to government securities.

     LIQUIDITY

     Great American Reserve generally produces adequate cash flow from premium collections and investment income to meet its obligations. The liabilities related to insurance policies are primarily long term and generally are paid from future cash flows. Most of the assets, other than policy loans, are invested in bonds and other securities, substantially all of which are readily marketable. Although there is no present need or intent to dispose of such investments, Great American Reserve could liquidate portions of its investments if the need arose.

     As part of its investment strategy, Great American Reserve enters into reverse repurchase agreements and dollar-roll transactions to increase its return on investments and improve its liquidity. Reverse repurchase agreements involve a sale of securities and an agreement to repurchase the same securities at a later date at an agreed upon price. Dollar-rolls are similar to reverse repurchase agreements except that the repurchase involves securities that are only substantially the same as the securities sold. These transactions are accounted for as short-term collateralized borrowings. Such borrowings averaged approximately $47.4 million during the first nine months of 1997 (compared to an average of $118.0 million during the first nine months of 1996) and were collateralized by investment securities with fair values approximately equal to the loan value. The weighted average interest rate on short-term collateralized borrowings was 5.1 percent in the first nine months of 1997 and 5.3 percent in the first nine months of 1996. The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. Great American Reserve's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments (which was not material at September 30, 1997). Great American Reserve believes that the counterparties to its reverse repurchase and dollar-roll agreements are financially responsible and that the counterparty risk is minimal.

     Of Great American Reserve's total insurance liabilities at September 30, 1997 less than 7 percent could not be surrendered, 51 percent could be surrendered only by incurring a surrender charge and 42 percent could be surrendered without penalty.

     Great American Reserve believes that it has adequate short-term investments and readily marketable investment-grade securities to cover the payments under contracts containing fixed payment dates plus any likely cash needs for all other contracts and obligations. Great American Reserve's investment portfolio at September 30, 1997 included $64.2 million of short-term investments and $1.7 billion of publicly traded investment-grade bonds. Great American Reserve believes that such investments could be readily sold at or near carrying value or used to facilitate borrowings under reverse repurchase agreements.

     YEAR 2000 CONVERSION

     Great American Reserve, like other companies, has initiated programs to assure that all of the computer systems it utilizes (including the computer systems used by its outside service providers) will function properly in the year 2000. Although an assessment of the total expected costs specifically related to the year 2000 conversion has not been completed, the total amounts to be expensed over the next three years are not expected to have a significant effect on Great American Reserve's financial position or results of operations. Great American Reserve believes it has taken steps that are reasonably designed to address the potential failure of computer systems used by its service providers and to assure its year 2000 program is completed on a timely basis. However, there can be no assurance that the steps taken will be sufficient to avoid any adverse impact.

DIRECTORS AND EXECUTIVE OFFICERS

Great American Reserve's directors and executive officers as of February 9, 1998, are listed below:


                               Principal Business Occupation
   NAME                           During Last Five Years
--------------------  --------------------------------------------

Ngaire E. Cuneo             Since 1993, Director of Conseco's principal
     (Age 47)               Insurance subsidiaries. Since 1992,
                            Executive Vice President, Corporate
                            Development of Conseco, Inc. and various positions with certain of its affiliates.
                            Prior thereto, Ms. Cuneo was Senior Vice
                            President/Managing Director of GE Capital from 1986 - 1992.

Stephen C. Hilbert          Since 1979, Chairman of the Board, Chief
     (Age 52)               Executive Officer and Director of Conseco,
                            Inc. Since 1988, President and various
                            positions with the Company and certain of its affiliates.

Rollin M. Dick              Since 1986, Executive Vice President, Chief
     (Age 66)               Financial Officer and Director of Conseco,
                            Inc. and various positions with the Company and certain of its affiliates.

Donald F. Gongaware         Since 1985, Executive Vice President, Chief
     (Age 62)               Operations Officer and Director of Conseco,
                            Inc. and various positions with certain of its affiliates.


James S. Adams              Chief Accounting Officer of Conseco.
     (Age 38)

EXECUTIVE COMPENSATION

Great American Reserve has no full-time employees and does not compensate any employee, officer or director of Great American Reserve.

INDEPENDENT ACCOUNTANTS

The financial statements of Great American Reserve as of December 31, 1996 and 1995, and for the year ended December 31, 1996, the four months ended December 31, 1995, the eight months ended August 31, 1995, and the year ended December 31, 1994, included in this prospectus, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report appearing herein.


LEGAL OPINIONS

Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut, has provided advice on certain matters relating to the federal securities and income tax laws in connection with the contracts described in this prospectus.

FINANCIAL STATEMENTS

The financial statements of Great American Reserve which are included in this prospectus should be considered only as bearing on the ability of Great American Reserve to meet its obligations under the contracts. They should not be considered as bearing on the investment performance of the investment portfolios. The value of the investment portfolios is affected primarily by the performance of the underlying investments.


                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                                  BALANCE SHEET
                               September 30, 1997
                              (Dollars in millions)
                                   (Unaudited)

                                     ASSETS

Investments:

   Actively managed fixed maturities at fair value (amortized cost: $1,789.1).............................   $1,807.6
   Mortgage loans.........................................................................................       63.0
   Credit-tenant loans....................................................................................       97.4
   Policy loans...........................................................................................       80.7
   Other invested assets .................................................................................       93.6
   Short-term investments.................................................................................       64.2
   Assets held in separate accounts.......................................................................      366.1
                                                                                                           ----------

       Total investments..................................................................................    2,572.6


Accrued investment income.................................................................................       31.4
Cost of policies purchased................................................................................      119.2
Cost of policies produced.................................................................................       50.4
Reinsurance receivables...................................................................................       22.5
Goodwill (net of accumulated amortization: $12.8).........................................................       48.6
Other assets..............................................................................................       15.4
                                                                                                          -----------

        Total assets......................................................................................   $2,860.1
                                                                                                             ========




                            (continued on next page)

                   The accompanying notes are an integral part
                          of the financial statements.




                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                            BALANCE SHEET (Continued)
                               September 30, 1997
                 (Dollars in millions, except per share amount)
                                   (Unaudited)

                      LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:

   Insurance liabilities..................................................................................   $1,858.2
   Income tax liabilities.................................................................................       44.6
   Investment borrowings..................................................................................      172.3
   Other liabilities......................................................................................       13.1
   Liabilities related to separate accounts ..............................................................      366.1
                                                                                                           ----------

         Total liabilities................................................................................    2,454.3
                                                                                                            ---------

Shareholder's equity:

   Common stock and additional paid-in capital (par value $4.80 per share, 1,065,000
     shares authorized, 1,043,565 shares issued and outstanding)..........................................      380.8
   Unrealized appreciation of securities:
     Fixed maturity securities (net of applicable deferred income taxes: $2.9)............................        5.3
     Other investments (net of applicable deferred income taxes: $.3).....................................         .5
   Retained earnings......................................................................................       19.2
                                                                                                          -----------

         Total shareholder's equity.......................................................................      405.8
                                                                                                           ----------

         Total liabilities and shareholder's equity.......................................................   $2,860.1
                                                                                                             ========

    The accompanying notes are an integral part of the financial statements.





                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                              (Dollars in millions)
                                   (Unaudited)

                                                                                        Nine months
                                                                                            ended
                                                                                        September 30,
                                                                                  -------------------------
                                                                                  1997                1996
                                                                                  ----                ----
Revenues:

   Insurance policy income.................................................      $  57.4              $ 61.4
   Net investment income...................................................        155.3               156.5
   Net investment gains....................................................          6.6                  .2
                                                                               ---------           ---------

       Total revenues......................................................        219.3               218.1
                                                                                 -------              ------

Benefits and expenses:

   Insurance policy benefits...............................................         43.5                41.4
   Change in future policy benefits........................................         (2.7)               (5.5)
   Interest expense on annuities and financial products....................         93.7                89.6
   Interest expense on investment borrowings...............................          1.8                 4.7
   Amortization............................................................         11.4                14.1
   Other operating costs and expenses......................................         23.1                41.9
                                                                                --------             -------

       Total benefits and expenses.........................................        170.8               186.2
                                                                                 -------              ------

       Income before income taxes..........................................         48.5                31.9

Income tax expense.........................................................         17.5                12.0
                                                                                --------            --------

       Net income..........................................................      $  31.0              $ 19.9
                                                                                 =======              ======

    The accompanying notes are an integral part of the financial statements.



                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                        STATEMENT OF SHAREHOLDER'S EQUITY
                              (Dollars in millions)
                                   (Unaudited)

                                                                                         Nine months
                                                                                            ended
                                                                                        September 30,
                                                                                  -------------------------
                                                                                  1997                1996
                                                                                  ----                ----
Common stock and additional paid-in capital:
   Balance, beginning and end of period..................................         $380.8              $380.8
                                                                                  ======              ======

Unrealized appreciation (depreciation) of securities:
   Fixed maturity securities:
     Balance, beginning of period........................................      $    (4.4)          $  11.8
       Change in unrealized appreciation (depreciation)..................            9.7             (25.2)
                                                                               ---------          --------

     Balance, end of period..............................................       $    5.3           $ (13.4)
                                                                                ========           =======

   Other investments:

     Balance, beginning of period........................................    $       (.2)          $    .6
       Change in unrealized appreciation (depreciation)..................             .7              (1.0)
                                                                              ----------         ---------

     Balance, end of period..............................................      $      .5         $     (.4)
                                                                               =========         ==========

Retained earnings:

   Balance, beginning of period..........................................        $  20.7             $  49.4
       Net income .......................................................           31.0                19.9
       Dividends on common stock.........................................          (32.5)              (54.4)
                                                                                 --------            --------

   Balance, end of period................................................        $  19.2             $  14.9
                                                                                 =======             =======

       Total shareholder's equity........................................         $405.8              $381.9
                                                                                  ======              ======

    The accompanying notes are an integral part of the financial statements.


                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                             STATEMENT OF CASH FLOWS
                              (Dollars in millions)
                                   (Unaudited)

                                                                                        Nine months
                                                                                           ended
                                                                                        September 30,
                                                                                  ------------------------
                                                                                  1997                1996
                                                                                  ----                ----
Cash flows from operating activities:
   Net income..............................................................   $    31.0            $   19.9
     Adjustments to reconcile net income to net
       cash provided (used) by operating activities:
         Amortization......................................................        11.3                14.2
         Income taxes......................................................         8.8                (3.2)
         Insurance liabilities.............................................      (103.6)              (28.4)
         Interest credited to insurance liabilities........................        93.7                89.6
         Fees charged to insurance liabilities.............................       (23.8)              (24.7)
         Accrual and amortization of investment income.....................          .6                  .1
         Deferral of cost of policies produced.............................       (17.9)               (8.0)
         Net investment gains..............................................        (6.6)                (.2)
         Other.............................................................       (12.3)               (1.7)
                                                                               ---------           ---------

           Net cash provided (used) by operating activities................       (18.8)                 57.6
                                                                               ---------              --------

Cash flows from investing activities:

   Sales of investments....................................................       631.2               668.3
   Maturities and redemptions..............................................        86.6                97.1
   Purchases of investments................................................      (679.5)             (718.8)
                                                                               --------             -------

           Net cash provided by investing activities.......................        38.3                46.6
                                                                               ---------            --------

Cash flows from financing activities:

   Deposits to insurance liabilities.......................................       172.6               124.7
   Investment borrowings...................................................       123.9                35.7
   Withdrawals from insurance liabilities..................................      (234.1)             (220.1)
   Dividends paid on common stock..........................................       (32.5)              (44.5)
                                                                               ---------            ---------

           Net cash provided (used) by financing activities................        29.9              (104.2)
                                                                               ---------             -------

           Net increase in short-term  investments.........................        49.4                 -

Short-term investments, beginning of period................................        14.8                19.0
                                                                              ---------            --------

Short-term investments, end of period......................................    $   64.2             $  19.0
                                                                               ========             =======

    The accompanying notes are an integral part of the financial statements.

                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements
                                   (Unaudited)

                         ------------------------------


     The following notes should be read in conjunction with the notes to audited financial statements included elsewhere in this Prospectus.

     SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION AND BASIS OF PRESENTATION

     Great American Reserve Insurance Company (the "Company") markets tax-qualified annuities and certain employee benefit-related insurance products through professional independent agents. Since August 1995, the Company has been a wholly owned subsidiary of Conseco, Inc. ("Conseco"), a financial services holding company engaged in the development, marketing and administration of annuity, individual health insurance and individual life insurance products. During 1994, Conseco effectively owned 36 percent of the Company, through its ownership interest in CCP Insurance, Inc. ("CCP"), a holding company organized for companies previously acquired by Conseco Capital Partners, L.P. (the "Partnership"), a limited partnership organized by Conseco. The Company was acquired by the Partnership in 1990 (the "Partnership Acquisition"). During 1995, Conseco's ownership in CCP (and in the Company) increased to 49 percent as a result of purchases of CCP common stock by CCP and Conseco. In August 1995, Conseco completed the purchase of the remaining shares of CCP common stock it did not already own in a transaction pursuant to which CCP was merged with Conseco, with Conseco being the surviving corporation (the "Conseco Acquisition").

     The accompanying financial statements give effect to "push down" purchase accounting to reflect the Partnership Acquisition and the Conseco Acquisition. As a result of applying "push down" purchase accounting: (i) the Company's financial position and results of operations for periods subsequent to the Partnership Acquisition and before the Conseco Acquisition (the "prior basis")
reflect the Partnership's cost to acquire the Company's asset and liability accounts based upon their estimated fair values at the purchase date; and (ii) the Company's financial position and results of operations for periods subsequent to the Conseco Acquisition reflect Conseco's cost to acquire the Company's asset and liability accounts based upon their estimated fair values at the purchase date.

     The unaudited financial statements as of September 30, 1997 and 1996, reflect all adjustments, consisting only of normal recurring items, which are necessary to present fairly the Company's financial position and results of operations on a basis consistent with that of prior audited financial statements.

     In preparing financial statements in conformity with generally accepted accounting principles, the Company is required to make estimates and assumptions that significantly affect various reported amounts. For example, the Company uses significant estimates and assumptions in calculating the cost of policies produced, the cost of policies purchased, insurance liabilities, guaranty fund assessment accruals and deferred income taxes. If future experience differs materially from these estimates and assumptions, the Company's financial statements could be affected.


                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements
                                   (Unaudited)

                         ------------------------------


     ADJUSTMENT TO ACTIVELY MANAGED FIXED MATURITY SECURITIES

     The Company  classifies  fixed maturity  securities into three  categories:
"actively managed", and "trading account" (which are carried at estimated fair value) and "held to maturity" (which are carried at amortized cost). The Company did not carry any fixed maturity securities in the trading account or held to maturity categories at September 30, 1997. Adjustments to carry actively managed fixed maturity securities at fair value have no effect on earnings, but are recorded, net of tax, as a component of shareholder's equity. The following table summarizes the effect of these adjustments as of September 30, 1997:


                                                                                     Effect of fair
                                                                    Balance        value adjustment on
                                                                    before          actively managed          Reported
                                                                  adjustment        fixed maturities           amount
                                                                  ----------        ----------------           ------
                                                                                  (Dollars in millions)

Actively managed fixed maturity securities....................      $1,789.1              $  18.5               $1,807.6
Cost of policies purchased....................................         128.1                 (8.9)                 119.2
Cost of policies produced.....................................          51.8                 (1.4)                  50.4
Income tax liabilities........................................          41.7                  2.9                   44.6
Net unrealized appreciation of fixed
    maturity securities.......................................           -                    5.3                    5.3

     SHAREHOLDER'S EQUITY

     The Company paid shareholder dividends of $32.5 million and $44.5 million during the nine months ended September 30, 1997 and 1996, respectively. In addition, during the first nine months of 1996, the Company forgave receivables from Conseco totaling $9.9 million. This transaction is reflected as a dividend to Conseco in the accompanying statement of shareholder's equity.

     RELATED PARTY TRANSACTIONS

     The Company operates without direct employees through management and service agreements with subsidiaries of Conseco. Fees for such services (including data processing, executive management and investment management services) are based on Conseco's direct and directly allocable costs plus a 10 percent margin. Total fees paid to Conseco were $28.0 million and $32.6 million during the nine months ended September 30, 1997 and 1996, respectively.


REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors
Great American Reserve Insurance Company

     We have audited the accompanying balance sheet of Great American Reserve Insurance Company (the "Company") as of December 31, 1996 and 1995, and the related statements of operations, shareholder's equity and cash flows for the year ended December 31, 1996 and the four months ended December 31, 1995. We have also audited the accompanying statements of operations, shareholder's equity and cash flows of the Company for the eight months ended August 31, 1995, and the year ended December 31, 1994, based on the basis of accounting applicable to periods prior to the adoption of push down accounting upon Conseco, Inc.'s purchase of all common shares of the Company it did not previously own (see note 1 of the notes to financial statements regarding the adoption of push down accounting). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great American Reserve Insurance Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the year ended December 31, 1996, the four months ended December 31, 1995, the eight months ended August 31, 1995 and the year ended December 31, 1994, in conformity with generally accepted accounting principles.

                                                        COOPERS & LYBRAND L.L.P.

Indianapolis, Indiana
March 14, 1997



                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                                  BALANCE SHEET
                           December 31, 1996 and 1995
                              (Dollars in millions)

                                     ASSETS

                                                                                            1996             1995
                                                                                            ----             ----

Investments:

    Actively managed fixed maturities at fair value (amortized cost:
       1996 - $1,810.8; 1995 - $1,980.1)...............................................    $1,795.1          $2,030.9
    Mortgage loans.....................................................................        77.3              95.5
    Credit-tenant loans................................................................        93.4              79.4
    Policy loans.......................................................................        80.8              84.7
    Other invested assets .............................................................        89.0              37.8
    Short-term investments.............................................................        14.8              19.0
    Assets held in separate accounts...................................................       232.4             137.5
                                                                                         ----------        ----------

          Total investments............................................................     2,382.8           2,484.8


Accrued investment income..............................................................        32.9              34.0
Cost of policies purchased.............................................................       143.0             120.0
Cost of policies produced..............................................................        38.2              24.0
Reinsurance receivables................................................................        25.7              27.0
Goodwill (net of accumulated amortization: 1996 - $11.7; 1995 - $10.2).................        49.7              53.0
Other assets...........................................................................         8.2              14.0
                                                                                       ------------       -----------

          Total assets.................................................................    $2,680.5          $2,756.8
                                                                                           ========          ========

    The accompanying notes are an integral part of the financial statements.

                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                            BALANCE SHEET (Continued)
                           December 31, 1996 and 1995
                 (Dollars in millions, except per share amount)

                      LIABILITIES AND SHAREHOLDER'S EQUITY

                                                                                            1996             1995
                                                                                            ----             ----
Liabilities:

    Insurance liabilities..............................................................    $1,957.5          $2,039.1
    Income tax liabilities.............................................................        29.8              39.0
    Investment borrowings..............................................................        48.4              84.2
    Other liabilities..................................................................        15.5              14.4
    Liabilities related to separate accounts ..........................................       232.4             137.5
                                                                                         ----------        ----------

            Total liabilities..........................................................     2,283.6           2,314.2
                                                                                          ---------         ---------

Shareholder's equity:

    Common stock and additional paid-in capital (par value $4.80 per share, 1,065,000
       shares authorized,  1,043,565 shares issued and outstanding)....................       380.8             380.8
    Unrealized appreciation (depreciation) of securities:
       Fixed maturity securities (net of applicable deferred income taxes:
          1996 - $(2.4); 1995 - $6.8)..................................................        (4.4)             11.8
       Other investments (net of applicable deferred income taxes:
          1996 - $(.1); 1995 - $.4)....................................................         (.2)               .6
    Retained earnings..................................................................        20.7              49.4
                                                                                        -----------       -----------

            Total shareholder's equity.................................................       396.9             442.6
                                                                                         ----------        ----------

            Total liabilities and shareholder's equity.................................    $2,680.5          $2,756.8
                                                                                           ========          ========


    The accompanying notes are an integral part of the financial statements.

                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                              (Dollars in millions)

                                                                                                       Prior basis
                                                                                               --------------------------
                                                                Year           Four months     Eight months       Year
                                                                ended             ended            ended          ended
                                                            December 31,      December 31,      August 31,    December 31,
                                                                1996              1995             1995           1994
                                                                ----              ----             ----           ----
Revenues:
    Insurance policy income...............................    $  81.4             $ 31.8           $  60.5         $ 98.6
    Net investment income.................................      218.4               74.2             136.4          187.9
    Net investment gains..................................        2.7               12.5               7.3             .2
                                                            ---------            -------          --------      ---------

            Total revenues................................      302.5              118.5             204.2          286.7
                                                              -------             ------            ------         ------

Benefits and expenses:

    Insurance policy benefits.............................       54.9               18.9              45.9           66.2
    Change in future policy benefits......................       (3.7)                .2              (4.3)          (1.3)
    Interest expense on annuities and financial products..      129.4               44.2              74.6          101.4
    Interest expense on investment borrowings.............        6.2                1.0               3.6            2.9
    Amortization related to operations....................       17.8                5.3              11.7           16.0
    Amortization related to investment  gains.............        2.5               10.0               4.3            2.7
    Other operating costs and expenses....................       54.3               13.1              23.7           37.3
                                                             --------            -------           -------        -------

            Total benefits and expenses...................      261.4               92.7             159.5          225.2
                                                              -------            -------            ------         ------

            Income before income taxes....................       41.1               25.8              44.7           61.5

Income tax expense........................................       15.4                9.7              16.5           22.7
                                                             --------           --------           -------        -------

            Net income....................................    $  25.7             $ 16.1            $ 28.2         $ 38.8
                                                              =======             ======            ======         ======

    The accompanying notes are an integral part of the financial statements.



                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                        STATEMENT OF SHAREHOLDER'S EQUITY
                              (Dollars in millions)

                                                                                                       Prior basis
                                                                                               --------------------------
                                                                Year           Four months     Eight months       Year
                                                                ended             ended            ended          ended
                                                            December 31,      December 31,      August 31,    December 31,
                                                                1996              1995             1995           1994
                                                                ----              ----             ----           ----
Common stock and additional paid-in capital:
    Balance, beginning of period ..........................   $       380.8   $       380.8      $  339.7        $  339.7
      Adjustment of balance due to new accounting basis ...            --              --            41.1              --
                                                              -------------      -------------      ------         ------

   Balance, end of period .................................   $       380.8   $       380.8      $  380.8        $  339.7
                                                              =============   =============      ========        ========

Unrealized appreciation (depreciation) of securities:
   Fixed maturity securities:
      Balance, beginning of period ........................   $        11.8   $         1.3      $  (53.0)       $   33.3
        Change in unrealized appreciation (depreciation) ..           (16.2)           10.5          55.7           (86.3)
        Adjustment of balance due to new
          accounting basis ................................            --              --            (1.4)            --
                                                               -------------   -------------          ----         -------

      Balance, end of period ..............................   $        (4.4)  $        11.8       $   1.3           $(53.0)
                                                              =============   =============           ===           ======

   Other investments:

      Balance, beginning of period ........................   $          .6   $          .6      $   (2.1)       $     (.1)
        Change in unrealized appreciation (depreciation) ..             (.8)             -            3.3             (2.0)
        Adjustment of balance due to new
          accounting basis ................................              --              --           (.6)              --
                                                               ------------    --------------         ----          --------

      Balance, end of period..............................    $         (.2)  $         .6       $     .6         $   (2.1)
                                                              =============   ============       ========             ====

Retained earnings:

   Balance, beginning of year .............................   $        49.4   $       33.3          $80.3         $   75.6
      Net income ..........................................            25.7           16.1           28.2             38.8
      Dividends on common stock ...........................           (54.4)           -            (41.2)           (34.1)
      Adjustment of balance due to new
        accounting basis ..................................            --              --           (34.0)              --
                                                              -------------   -------------         ------            ------

   Balance, end of year ...................................   $        20.7   $       49.4       $   33.3          $  80.3
                                                              =============   ============       ========          =======

        Total shareholder's equity ........................   $       396.9   $      442.6       $  416.0          $ 364.9
                                                              =============   ============       ========          =======

    The accompanying notes are an integral part of the financial statements.



                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                             STATEMENT OF CASH FLOWS
                              (Dollars in millions)

                                                                                                       Prior basis
                                                                                               -------------------------
                                                                Year           Four months     Eight months       Year
                                                                ended             ended            ended          ended
                                                            December 31,      December 31,      August 31,    December 31,
                                                                1996              1995             1995           1994
                                                                ----              ----             ----           ----
Cash flows from operating activities:
    Net income.............................................  $   25.7           $   16.1           $ 28.2        $  38.8
       Adjustments to reconcile net income to net
          cash provided by operating activities:
            Amortization...................................      20.4               15.3             16.0           18.7
            Income taxes...................................      (3.9)               2.3              2.9            1.3
            Insurance liabilities..........................     (40.5)             (25.8)           (14.0)         (10.5)
            Interest credited to insurance liabilities.....     129.4               44.2             74.6          101.4
            Fees charged to insurance liabilities .........     (32.8)             (10.3)           (22.2)         (36.5)
            Accrual and amortization of investment income         3.1                3.2             (1.8)          (1.2)
            Deferral of cost of policies produced  ........     (13.2)              (3.0)            (6.6)          (9.4)
            Investment gains...............................      (2.7)             (12.5)            (7.3)           (.2)
            Other..........................................      (8.9)              (8.9)            (3.2)           5.0
                                                              ---------         ---------         ---------        ---------

            Net cash provided by operating activities......      76.6               20.6             66.6          107.4
                                                            ---------           --------          --------         ------

Cash flows from investing activities:

    Sales of investments...................................     988.9              513.2            406.5          586.0
    Maturities and redemptions.............................     101.7               60.4             57.5          118.4
    Purchases of investments...............................   (954.2)            (532.2)           (476.2)        (786.9)
                                                             --------            -------           -------        -------

            Net cash provided (used) by investing

                activities.................................     136.4               41.4            (12.2)         (82.5)
                                                             --------          ---------        --------       --------

Cash flows from financing activities:

    Deposits to insurance liabilities......................     169.8               50.8            104.4          146.0
    Cash paid in reinsurance recapture ....................       -                (71.1)               -              -
    Investment borrowings..................................     (35.8)             (36.8)            121.0         (58.3)
    Withdrawals from insurance liabilities.................    (306.7)             (71.9)           (166.3)       (171.4)
    Dividends paid on common stock.........................     (44.5)               -               (41.2)        (34.1)
                                                             ---------           ------------       --------    --------

            Net cash provided (used)  by

                financing activities.......................    (217.2)            (129.0)             17.9         (117.8)
                                                              --------           --------            --------     -------

            Net increase (decrease) in short-term

                investments................................      (4.2)             (67.0)              72.3         (92.9)

Short-term investments, beginning of period................      19.0               86.0               13.7         106.6
                                                            ---------          ---------              -------     -------

Short-term investments, end of period......................  $   14.8           $   19.0             $ 86.0      $   13.7
                                                             ========           ========              ======     =======

    The accompanying notes are an integral part of the financial statements.


                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements

                         ------------------------------


1.   SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION AND BASIS OF PRESENTATION

     Great  American   Reserve   Insurance   Company  (the  "Company")   markets
tax-qualified annuities and certain employee benefit-related insurance products through professional independent agents.

     The effect of the adoption of the new basis of accounting on the Company's balance sheet accounts on August 31, 1995, was as follows (dollars in millions):

                                                                               Debit
                                                                             (Credit)
                                                                             --------
Cost of policies purchased..............................................      $ 59.0
Cost of policies produced ..............................................       (27.0)
Goodwill................................................................       (15.1)
Insurance liabilities...................................................        (1.2)
Income tax liabilities..................................................       (11.9)
Other...................................................................         1.3
Common stock and additional paid-in capital.............................       (41.1)
Net unrealized appreciation of fixed maturity securities................         1.4
Net unrealized appreciation of other investments........................          .6
Retained earnings.......................................................        34.0

     The  accompanying  financial  statements  also  include  the  effect of the
December 31, 1994, merger of Jefferson National Life Insurance Company ("Jefferson National", which was acquired by the Partnership in 1990) into the Company. This merger has been accounted for as a pooling of interests; therefore, the assets and liabilities of each company have been combined at their book values and the statements of operations, shareholder's equity and cash flows have been reported as if the merger had occurred on January 1, 1994.

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP"), which differ in some respects from statutory accounting practices followed in the preparation of financial statements submitted to state insurance departments. The financial statements prepared in conformity with GAAP include amounts based on informed estimates and judgment of management, with consideration given to materiality. Significant estimates and assumptions are utilized in the calculation of cost of policies produced, cost of policies purchased, insurance liabilities, guaranty fund assessment accruals and deferred income taxes. Actual experience may differ from those estimates. Certain amounts from the 1995 and 1994 financial statements and notes have been reclassified to conform with the 1996 presentation.

     INVESTMENTS

     Fixed maturity investments are securities that mature more than one year after issuance. They include bonds, notes receivable and preferred stocks with mandatory redemption features and are classified as follows:

     Actively managed - fixed maturity securities that may be sold prior to maturity due to changes that might occur in market interest rates, issuer credit quality or the Company's liquidity requirements. Actively managed fixed maturity securities are carried at estimated fair value and the unrealized gain or loss is recorded net of tax and related adjustments described below as a component of shareholder's equity.

     Trading account - fixed maturity securities are bought and held principally for the purpose of selling them in the near term. Trading account securities are carried at estimated fair value. Unrealized gains or losses are included in net investment gains


                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements

                         ------------------------------


     (losses). The Company did not hold any trading account securities during 1996, 1995 or 1994.

     Held to maturity - (all other fixed maturity securities) are those securities which the Company has the ability and positive intent to hold to maturity, and are carried at amortized cost. The Company may dispose of these securities if the credit quality of the issuer deteriorates, if regulatory requirements change or under other unforeseen circumstances. The Company has not held any securities in this classification during 1996, 1995 or 1994.

     Anticipated returns, including investment gains and losses, from the investment of policyholder balances are considered in determining the amortization of the cost of policies purchased and the cost of policies produced. When actively managed fixed maturity securities are stated at estimated fair value, an adjustment to the cost of policies purchased and the cost of policies produced may be necessary if a change in amortization would have been recorded if such securities had been sold at their fair value and the proceeds reinvested at current yields. Furthermore, if future yields expected to be earned on such securities decline, it may be necessary to increase certain insurance liabilities. Adjustments to such liabilities are required when their balances, in addition to future net cash flows (including investment income), are insufficient to cover future benefits and expenses.

     Unrealized gains and losses and the related adjustments described in the preceding paragraph have no effect on earnings, but are recorded, net of tax, as a component of shareholder's equity. The following table summarizes the effect of these adjustments as of December 31, 1996:

                                                                                     Effect of fair
                                                                    Balance        value adjustment on
                                                                    before          actively managed          Reported
                                                                  adjustment        fixed maturities           amount
                                                                  ----------        ----------------           ------
                                                                                  (Dollars in millions)

Actively managed fixed maturity securities....................      $1,810.8             $(15.7)                $1,795.1
Cost of policies purchased....................................         135.2                7.8                    143.0
Cost of policies produced.....................................          37.1                1.1                     38.2
Income tax liabilities........................................          32.2               (2.4)                    29.8
Net unrealized depreciation of fixed maturities...............           -                 (4.4)                    (4.4)

     When changes in conditions cause a fixed maturity investment to be transferred to a different category (e.g. actively managed, held to maturity or trading), the security is transferred to the new category at its fair value at the date of the transfer. There were no such transfers in 1996, 1995 or 1994. At the transfer date, the security's unrealized gain or loss is recorded as follows:

     o For transfers to the trading category, the unrealized gain or loss is recognized in earnings;

     o For transfers from the trading category, the unrealized gain or loss already recognized in earnings is not reversed;

     o    For  transfers  to  actively  managed  from  held  to  maturity,   the
          unrealized gain or loss is recognized in shareholder's equity; and

     o For transfers to held to maturity from actively managed, the unrealized gain or loss at the date of transfer continues to be recognized in shareholder's equity, but is amortized as a yield adjustment until ultimately sold.

     Credit-tenant loans are loans for commercial properties which require: (i) the lease of the principal tenant to be assigned to the Company; (ii) the lease to produce adequate cash flow to fund substantially all the cash requirements of the loan; and (iii) the principal tenant, or the guarantor of such tenant's obligations, to have an investment-grade credit rating when the loan is made. These loans also must be collateralized by the value of the related property. Underwriting guidelines take into account such factors as: (i) the lease term of the property; (ii) the borrower's management ability, including business experience, property management capabilities and financial soundness; and (iii) such economic, demographic or other factors that may affect the income generated by the property or its value. The underwriting guidelines generally require a loan-to-value ratio of 75 percent or less. Credit-tenant loans and traditional mortgage loans are carried at amortized cost.


                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements

                         ------------------------------


     Policy loans are stated at their current unpaid principal balance.

     Short-term investments include commercial paper, invested cash and other investments purchased with maturities of less than three months and are carried at amortized cost, which approximates fair value. The Company considers all short-term investments to be cash equivalents.

     Fees received and costs incurred in connection with origination of investments, principally mortgage loans, are deferred. Fees, costs, discounts and premiums are amortized as yield adjustments over the contractual life of the investments. Anticipated prepayments on mortgage-backed securities are taken into consideration in determining estimated future yields on such securities.

     The specific identification method is used to account for the disposition of investments. The differences between sale proceeds and carrying values are reported as investment gains and losses, or as adjustments to investment income if the proceeds are prepayments by issuers prior to maturity.

     The Company regularly evaluates investment securities, credit-tenant loans and mortgage loans based on current economic conditions, past credit loss experience and other circumstances of the investee. A decline in a security's net realizable value that is other than temporary is treated as an investment loss and the cost basis of the security is reduced to its estimated fair value. Impaired loans are revalued at the present value of expected cash flows discounted at the loan's effective interest rate when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the agreement. The Company accrues interest on the net carrying amount of impaired loans.

     As part of the Company's investment strategy, the Company may enter into reverse repurchase agreements and dollar-roll transactions to increase its investment return or to improve liquidity. These transactions are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

     SEPARATE ACCOUNTS

     Separate accounts are funds on which investment income and gains or losses accrue directly to certain policyholders. The assets of these accounts are legally segregated. They are not subject to the claims which may arise out of any other business of the Company. The Company reports separate account assets at market value; the underlying investment risks are assumed by the contract holders. The Company records the related liabilities at amounts equal to the underlying assets; the fair value of these liabilities equals their carrying amount.

     Cost of Policies Purchased

     The cost of policies purchased represents the portion of the acquisition cost that was allocated to the value of the right to receive future cash flows from insurance contracts existing at the date such insurance contracts were acquired. The value of cost of policies purchased is the actuarially determined present value of the projected future cash flows from the insurance contracts existing at the acquisition date. The method used to value the cost of policies purchased is consistent with the valuation methods used most commonly to value blocks of insurance business, which is also consistent with the basic methodology generally used to value assets.

The method used is summarized as follows:

     o    Identify the expected future cash flows from the blocks of business.

     o Identify the risks inherent in realizing those cash flows (i.e., what is the probability that the cash flows will be realized).

     o Identify the rate of return necessary considering the risks inherent in realizing the cash flows.

     o Determine the value of the policies by discounting the expected future cash flows by the discount rate required.




                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements

                         ------------------------------



     The expected future cash flows used in determining such value are based on actuarially determined projections of future premium collections, mortality, surrenders, operating expenses, changes in insurance liabilities, investment yields on the assets held to back the policy liabilities and other factors. These projections take into account all factors known or expected at the valuation date, based on the collective judgment of the Company's management. Actual experience on purchased business may vary from projections due to differences in renewal premiums collected, investment spread, investment gains or losses, mortality and morbidity costs and other factors.

     The discount rate used to determine the value of the cost of policies purchased is the rate of return required in order to invest in the business being acquired. In determining this required rate of return, the following factors are considered:

     o The magnitude of the risks associated with each of the actuarial assumptions used in determining expected future cash flows.

     o    The cost of capital required to fund the acquisition.

     o The likelihood of changes in projected future cash flows that might occur if there are changes in insurance regulations and tax laws.

     o The acquired business compatibility with other activities of the Company that may favorably affect future cash flows.

     o    The complexity of the acquired business.

     o Recent prices (i.e., discount rates used in determining valuations) paid by others to acquire similar blocks of business.

     After the cost of policies purchased is determined, it is amortized based on the incidence of the expected cash flows. This asset is amortized using the interest rate credited to the underlying policies.

     If renewal premiums collected, investment spread, investment gains or losses, mortality and morbidity costs or other factors differ from expectations, amortization of the cost of policies purchased is adjusted. For example, the sale of a fixed maturity investment may result in a gain (or loss). If the sale proceeds are reinvested at a lower (or higher) earnings rate, there may also be a reduction (or increase) in future investment spread. Amortization must be increased (decreased) to reflect the change in the incidence of expected cash flows consistent with the methods used with the cost of policies produced (described below).

     Each year, the recoverability of the cost of policies purchased is evaluated by line of business within each block of purchased insurance business. If current estimates indicate that the existing insurance liabilities, together with the present value of future net cash flows from the blocks of business purchased, will be insufficient to recover the cost of policies purchased, the difference is charged to expense. Amortization is adjusted consistent with the methods used with the cost of policies produced (as described below).

     The cost of policies purchased related to the original acquisition of the Company by the Partnership in 1990 is amortized under a slightly different method than that described above. However, the effect of the different method on 1996 net income was insignificant.

     COST OF POLICIES PRODUCED

     Costs which vary with and are primarily related to the acquisition of new business are deferred to the extent that such costs are deemed recoverable. These costs include commissions, certain costs of policy issuance and underwriting and certain agency expenses. For traditional life and health contracts, deferred costs are amortized with interest in relation to future anticipated premium revenue using the same assumptions that are used in calculating the insurance liabilities. For immediate annuities with mortality risks, deferred costs are amortized in relation to the present value of benefits to be paid. For universal life-type, interest-sensitive and investment-type contracts, deferred costs are amortized in relation to the present value of expected gross profits from these contracts, discounted using the interest rate credited to the policy (currently, 5 percent to 8 percent).



                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements

                         ------------------------------


     Recoverability of the unamortized balance of cost of policies produced is evaluated regularly and considers anticipated investment income. For universal life-type contracts and investment-type contracts, the accumulated amortization is adjusted (whether an increase or a decrease) whenever there is a change in the estimated gross profits expected over the life of a block of business in order to maintain a constant relationship between amortization and the present value (discounted at the rate of interest that accrues to the policies) of expected gross profits. For traditional and most other contracts, the unamortized asset balance is reduced by a charge to income only when the sum of the present value of discounted future cash flows and the policy liabilities is not sufficient to cover such asset balance.

     GOODWILL

     The excess of the cost of acquiring the Company's net assets over its estimated fair values is recorded as goodwill and is being amortized on the straight-line basis over a 40-year period. The Company periodically assesses the recoverability of goodwill through projections of future earnings of the acquired business. Such assessment is made based on whether goodwill is fully recoverable from projected undiscounted net cash flows from earnings of the acquired business over the remaining amortization period. If future evaluations of goodwill indicate a material change in the factors supporting recoverability over the remaining amortization period, all or a portion of goodwill may need to be written off or the amortization period shortened (no such changes have occurred).

     INSURANCE LIABILITIES, RECOGNITION OF INSURANCE POLICY INCOME AND RELATED BENEFITS AND EXPENSES

     Reserves for traditional and limited-payment life insurance contracts are generally calculated using the net level premium method based on assumptions as to investment yields, mortality, morbidity, withdrawals and dividends. The assumptions are based on projections using past and expected experience and include provisions for possible adverse deviation. These assumptions are made at the time the contract is issued or, in the case of contracts acquired by purchase, at the purchase date.

     Reserves for universal life-type and investment-type contracts are based on the contract account balance, if future benefit payments in excess of the account balance are not guaranteed, or on the present value of future benefit payments when such payments are guaranteed. Additional increases to insurance liabilities are made if future cash flows including investment income are insufficient to cover future benefits and expenses.

     For investment-type contracts without mortality risk (such as deferred annuities and immediate annuities with benefits paid for a period certain) and for contracts that permit the Company or the insured to make changes in the contract terms (such as single-premium whole life and universal life), premium deposits and benefit payments are recorded as increases or decreases in a liability account rather than as revenue and expense. Amounts charged against the liability account for the cost of insurance, policy administration and surrender penalties are recorded as revenues. Interest credited to the liability account and benefit payments made in excess of the contract liability account balance are charged to expense.

     For traditional life insurance contracts, premiums are recognized as income when due. Benefits and expenses are associated with earned premiums resulting in their level recognition over the premium paying period of the contracts. Such recognition is accomplished through the provision for future policy benefits and the amortization of deferred policy acquisition costs.

     For contracts with mortality risk, but with premiums paid for only a limited period (such as single-premium immediate annuities with benefits paid for the life of the annuitant), the accounting treatment is similar to traditional contracts. However, the excess of the gross premium over the net premium is deferred and recognized in relation to the present value of expected future benefit payments.

     Liabilities for incurred claims are determined using historical experience and represent an estimate of the present value of the ultimate net cost of all reported and unreported claims. Management believes these estimates are adequate. Such estimates are periodically reviewed and any adjustments are reflected in current operations.

     For participating policies, the amount of dividends to be paid (which are not significant) is determined annually by the Company. The portion of the earnings allocated to participating policyholders is recorded as an insurance liability.


                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements

                         ------------------------------


     REINSURANCE

     In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid over such limit by ceding reinsurance to other insurance enterprises or reinsurers under excess coverage and coinsurance contracts. The Company has set its retention limit for acceptance of risk on life insurance policies at various levels up to $.5 million.

     Assets and liabilities related to insurance contracts are reported before the effects of reinsurance. Reinsurance receivables and prepaid reinsurance premiums (including amounts related to insurance liabilities) are reported as assets. Estimated reinsurance receivables are recognized in a manner consistent with the liabilities relating to the underlying reinsured insurance contracts.

     INCOME TAXES

     Income  tax  expense   includes   deferred  taxes  arising  from  temporary
differences between the tax and financial reporting basis of assets and liabilities. The effects of a tax rate change on current and accumulated deferred income taxes are reflected in the period in which the change was enacted.

     In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. If future income does not occur as expected, deferred income taxes may need to be written off.

     FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Company in determining estimated fair values of financial instruments:

     Investment securities: The estimated fair values of fixed maturity securities (including redeemable preferred stocks) are based on quotes from independent pricing services, where available. For investment securities for which such quotes are not available, the estimated fair values are determined using values obtained from broker-dealer market makers or by discounting expected future cash flows using current market interest rates applicable to the yield, credit quality of the investments and maturity of the investments.

     Mortgage loans, credit-tenant loans and policy loans: The estimated fair values of mortgage loans, credit-tenant loans and policy loans are determined by discounting future expected cash flows using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

     Other invested assets: The estimated fair values of these assets have been assumed to be equal to their carrying value. Such value is believed to be a reasonable approximation of the fair value of these investments.

     Short-term investments: The estimated fair values of short-term investments are based on quoted market prices, where available. The carrying amount reported in the balance sheet for these assets approximates their estimated fair value.

     Insurance liabilities for investment contracts: The estimated fair values of liabilities under investment-type insurance contracts are determined using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

     Investment borrowings: Due to the short-term nature of these borrowings (terms generally less than 30 days), estimated fair values are assumed to approximate the carrying amount reported in the balance sheet.



                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements

                         ------------------------------


     The estimated fair values of financial instruments are as follows:

                                                                          1996                            1995
                                                                ---------------------           ----------------------
                                                                  Carrying        Fair           Carrying        Fair
                                                                   Amount         Value           Amount         Value
                                                                   ------         -----           ------         -----
                                                                                    (Dollars in millions)

     Financial assets issued for purposes other than trading:
       Actively managed fixed maturity securities...........      $1,795.1      $1,795.1          $2,030.9     $2,030.9
       Mortgage loans.......................................          77.3          77.0              95.5        108.9
       Credit-tenant loans..................................          93.4          92.5              79.4         79.7
       Policy loans.........................................          80.8          80.8              84.7         84.7
       Other invested assets................................          89.0          89.0              37.8         37.8
       Short-term investments...............................          14.8          14.8              19.0         19.0

     Financial liabilities issued for purposes other than trading:

       Insurance liabilities for investment contracts (1)...      $1,282.1      $1,282.1          $1,346.5     $1,346.5
       Investment borrowings................................          48.4          48.4              84.2         84.2

       ----------------------
     (1) The estimated fair value of the liabilities for investment contracts was approximately equal to its carrying value at December 31, 1996 and 1995, because interest rates credited on the vast majority of account balances approximate current rates paid on similar investments and because these rates are not generally guaranteed beyond one year. The Company is not required to disclose fair values for insurance liabilities, other than those for investment contracts. However, the Company takes into consideration the estimated fair values of all insurance liabilities in its overall management of interest rate risk. The Company attempts to minimize exposure to changing interest rates by matching investment maturities with amounts due under insurance contracts.

2.   JEFFERSON NATIONAL MERGER

     On December 31, 1994, Jefferson National was merged with the Company, with the Company being the surviving corporation. The merger has been accounted for as a pooling of interests and, accordingly, the financial statements for 1994 have been restated to include the accounts of Jefferson National. Certain 1994 balances for the separate companies are as follows:

                                                                             Amount prior to     Jefferson
                                                                            effect of merger     National        Combined
                                                                            ----------------     --------        --------
                                                                                           (Dollars in millions)

   Insurance policy income...................................................   $   53.2          $   45.4       $   98.6
   Net investment income.....................................................      101.9              86.0          187.9
   Total revenues............................................................      154.1             132.6          286.7
   Income before income taxes................................................       25.9              35.6           61.5
   Net income................................................................       16.7              22.1           38.8


                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements

                         ------------------------------


3.   INVESTMENTS

     At December 31, 1996, the amortized cost and estimated fair value of actively managed fixed maturity securities were as follows:


                                                                               Gross          Gross          Estimated
                                                               Amortized     unrealized     unrealized          fair
                                                                 cost           gains         losses            value
                                                                 ----           -----         ------            -----
                                                                                 (Dollars in millions)

   United States Treasury securities and obligations
      of United States government corporations and
      agencies............................................   $     29.9       $    .3       $    .3          $     29.9
   Obligations of state and political subdivisions........          6.1            .1            .1                 6.1
   Debt securities issued by foreign governments..........         11.6           -              .5                11.1
   Public utility securities..............................        234.8           2.4           7.0               230.2
   Other corporate securities.............................        950.1          10.9          17.6               943.4
   Mortgage-backed securities.............................        578.3           2.3           6.2               574.4
                                                             ----------       -------       -------          ----------

      Total...............................................     $1,810.8         $16.0         $31.7            $1,795.1
                                                               ========         =====         =====            ========

     At December 31, 1995, the amortized cost and estimated fair value of actively managed fixed maturity securities were as follows:

                                                                               Gross          Gross          Estimated
                                                               Amortized     unrealized     unrealized          fair
                                                                 cost           gains         losses            value
                                                                 ----           -----         ------            -----
                                                                                 (Dollars in millions)
   United States Treasury securities and obligations
      of United States government corporations and
      agencies............................................ $     59.2          $  2.1         $  -         $     61.3
   Obligations of state and political subdivisions........        9.3              .2             .1              9.4
   Debt securities issued by foreign governments..........        8.3              .3            -                8.6
   Public utility securities..............................      351.6            11.4            2.0            361.0
   Other corporate securities.............................      888.0            34.0            6.4            915.6
   Mortgage-backed securities ............................      663.7            12.2             .9            675.0
                                                           ----------          ------         ------       ----------

          Total...........................................   $1,980.1           $60.2           $9.4         $2,030.9
                                                             ========           =====           ====         ========

     Actively managed fixed maturity securities, summarized by the source of their estimated fair value, were as follows at December 31, 1996:

                                                                                                     Estimated
                                                                                     Amortized          fair
                                                                                       cost             value
                                                                                       ----             -----
                                                                                         (Dollars in millions)

Nationally recognized pricing services..........................................        $1,516.7        $1,500.4
Broker-dealer market makers.....................................................           242.9           243.6
Internally developed methods (calculated based
   on a weighted-average current market yield of 10.2 percent)..................            51.2            51.1
                                                                                     -----------     -----------

         Total .................................................................        $1,810.8        $1,795.1
                                                                                        ========        ========


                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements

                         ------------------------------


     The following table sets forth actively managed fixed maturity securities at December 31, 1996, classified by rating categories. The category assigned is the highest rating by a nationally recognized statistical rating organization or, as to $23.5 million fair value of fixed maturity securities not rated by such firms, the rating assigned by the National Association of Insurance Commissioners ("NAIC"). For the purposes of this table, NAIC Class 1 is included in the "A" rating; Class 2, "BBB-"; Class 3, "BB-"; and Classes 4-6, "B+ and below":

                                                                                           Percent of       Percent of
Investment                                                                                    fixed           total
  Rating                                                                                   maturities      investments
  ------                                                                                   ----------      -----------

AAA...................................................................................       37%              28%
AA   .................................................................................        6                5
A    .................................................................................       21               15
BBB+..................................................................................        9                6
BBB...................................................................................       13               10
BBB-..................................................................................        7                5
                                                                                           ----             ----

     Investment-grade.................................................................       93               69
                                                                                            ----             ---

BB+...................................................................................        1                1
BB   .................................................................................        1                1
BB-...................................................................................        2                2
B+ and below .........................................................................        3                2
                                                                                           ----             ----

     Below investment-grade...........................................................        7                6
                                                                                           ----             ----

         Total actively managed fixed maturities......................................      100%              75%
                                                                                            ===               ==

     Below   investment-grade   actively  managed  fixed  maturity   securities,
summarized by the amount their amortized cost exceeds fair value, were as follows at December 31, 1996:

                                                                                                           Estimated
                                                                                         Amortized            fair
                                                                                           cost               value
                                                                                           ----               -----
                                                                                             (Dollars in millions)

Amortized cost exceeds fair value by more than 15%..................................     $    3.1            $    1.7
Amortized cost exceeds fair value by more than 5% but not more than 15%.............         18.4                16.8
All others..........................................................................        111.1               113.3
                                                                                          -------             -------

         Total......................................................................       $132.6              $131.8
                                                                                           ======              ======

     The Company had no fixed maturity investments in technical or substantive default as of December 31, 1996. The Company recorded writedowns of fixed maturity investments and other invested assets totaling $.8 million in 1996, $1.6 million in 1995 and $1.0 million in 1994, as a result of changes in conditions which caused it to conclude the decline in the fair value of the investment was other than temporary. As of December 31, 1996, there were no fixed maturity investments about which the Company had serious doubts as to the ability of the issuer to comply with the contractual terms of their obligations on a timely basis. Investment income foregone due to defaulted securities was $.2 million in 1996, $.1 million in the four months ended December 31, 1995 and $1.3 million in 1994. There was no investment income foregone due to defaulted securities during the eight months ended August 31, 1995.



                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements

                         ------------------------------


     Actively managed fixed maturity securities at December 31, 1996, summarized by contractual maturity date, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties and because most mortgage-backed securities provide for periodic payments throughout their lives.

                                                                                                       Estimated
                                                                                       Amortized          fair
                                                                                         cost             value
                                                                                         ----             -----
                                                                                           (Dollars in millions)

Due in one year or less.........................................................      $      10.7     $      10.6
Due after one year through five years...........................................            102.3           103.1
Due after five years through ten years..........................................            314.7           313.5
Due after ten years.............................................................            804.8           793.5
                                                                                       ----------      ----------

       Subtotal.................................................................          1,232.5         1,220.7
Mortgage-backed securities......................................................            578.3           574.4
                                                                                       ----------      ----------

       Total ...................................................................         $1,810.8        $1,795.1
                                                                                         ========        ========

     Net investment income consisted of the following:

                                                          Year        Four months   Eight months        Year
                                                          ended         ended           ended           ended
                                                      December 31,   December 31,    August 31,     December 31,
                                                          1996           1995           1995            1994
                                                          ----           ----           ----            ----
                                                                          (Dollars in millions)

Actively managed fixed maturity securities.......        $146.4          $53.9          $110.2         $157.9
Mortgage loans...................................          11.8            4.8             8.0           13.0
Credit-tenant loans .............................           7.2            1.7             4.1            3.8
Policy loans.....................................           5.0            1.9             3.5            5.2
Short-term investments...........................           2.3             .8             1.9            3.8
Other invested assets............................          11.4             .3             1.6            3.2
Separate accounts................................          35.6           11.3             7.9            2.3
                                                       --------         ------       ---------      ---------

     Gross investment income.....................         219.7           74.7           137.2          189.2
Investment expenses..............................           1.3             .5              .8            1.3
                                                      ---------       --------      ----------      ---------

     Net investment income.......................        $218.4          $74.2          $136.4         $187.9
                                                         ======          =====          ======         ======

     The Company did not have any fixed maturity investments and mortgage loans not accruing investment income in 1996, 1995 and 1994.



                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements

                         ------------------------------


     The proceeds from sales of actively managed fixed maturity securities were $938.3 million in 1996, $512.5 million in the four months ended December 31, 1995, $406.0 million in the eight months ended August 31, 1995 and $578.3 million in 1994. Net investment gains consisted of the following:

                                                          Year        Four months   Eight months        Year
                                                          ended         ended           ended           ended
                                                      December 31,   December 31,    August 31,     December 31,
                                                          1996           1995           1995            1994
                                                          ----           ----           ----            ----
                                                                          (Dollars in millions)

Fixed maturities:
   Gross gains...................................         $16.6          $16.5           $14.4          $17.6
   Gross losses..................................          (9.2)          (2.2)           (2.3)          (9.3)
   Other than temporary decline in fair value....           (.2)           (.4)           (1.2)          (1.0)
                                                        --------       --------         -------        -------

     Net investment gains from fixed maturities
       before expenses...........................           7.2           13.9            10.9            7.3
Mortgage loans...................................           -              -               (.2)             -
Other  ..........................................           -              -              (1.0)          (3.1)
Other than temporary decline in fair value.......           (.6)           -               -             -
                                                        --------      --------          ---------       -----

     Net investment gains before expenses........           6.6           13.9              9.7           4.2
Investment gain expenses.........................           3.9            1.4              2.4           4.0
                                                        ---------     ---------         ---------       ------
     Net investment gains........................        $  2.7          $12.5            $ 7.3           $.2
                                                         ======          =====            =====         =======

     The change in net unrealized appreciation (depreciation) on investments consisted of the following:

                                                          Year        Four months   Eight months        Year
                                                          ended         ended           ended           ended
                                                      December 31,   December 31,    August 31,     December 31,
                                                          1996           1995           1995            1994
                                                          ----           ----           ----            ----
                                                                          (Dollars in millions)

Actively managed fixed maturities................      $(66.5)           $45.5          $164.1         $(254.9)
Other invested assets............................        (1.3)              .1             5.1            (3.2)
                                                     --------          -------       ---------       -----------

         Subtotal................................       (67.8)            45.6           169.2          (258.1)
Less effect on other balance sheet accounts:
   Cost of policies purchased....................        36.6            (26.3)          (64.1)           93.1
   Cost of policies produced.....................         4.5             (2.7)          (12.0)           27.6
   Income taxes..................................         9.7             (6.1)          (34.1)           49.1
                                                       --------          ------         -------       ----------

Change in net unrealized appreciation

   (depreciation) of securities..................      $(17.0)           $10.5         $  59.0          $(88.3)
                                                       ======            =====         =======           ======

     Investments in mortgage-backed securities at December 31, 1996, included collateralized mortgage obligations ("CMOs") of $221.6 million and mortgage-backed pass-through securities of $352.8 million. CMOs are securities backed by pools of pass-through securities and/or mortgages that are segregated into sections or "tranches." These securities provide for sequential retirement of principal, rather than the pro rata share of principal return which occurs through regular monthly principal payments on pass-through securities.


                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements

                         ------------------------------


     The following table sets forth the par value, amortized cost and estimated fair value of investments in mortgage-backed securities including CMOs at December 31, 1996, summarized by interest rates on the underlying collateral:

                                                                                   Par       Amortized      Estimated
                                                                                  value        cost        fair value
                                                                                  -----        ----        ----------
                                                                                        (Dollars in millions)

Below 7 percent .....................................................            $209.6        $205.1          $201.5
7 percent - 8 percent................................................             247.4         241.5           240.6
8 percent - 9 percent................................................              70.9          69.7            69.3
9 percent and above..................................................              60.1          62.0            63.0
                                                                               --------      --------        --------

     Total mortgage-backed securities................................            $588.0        $578.3          $574.4
                                                                                 ======        ======          ======

     The amortized cost and estimated fair value of mortgage-backed securities including CMOs at December 31, 1996, summarized by type of security were as follows:

                                                                                          Estimated fair value
                                                                                          --------------------
                                                                                                        Percent
                                                                              Amortized                of fixed
                                                                                cost        Amount    maturities
                                                                                ----        ------    ----------
Type                                                                                 (Dollars in millions)

Pass-throughs and sequential and targeted amortization classes...........       $458.7       $454.9      25%
Accrual (Z tranche) bonds................................................          9.6          9.7       1
Planned amortization classes and accretion directed bonds................         77.2         76.7       4
Subordinated classes ....................................................         32.8         33.1       2
                                                                              --------     --------     ---

         Total mortgage-backed securities................................       $578.3       $574.4      32%
                                                                                ======       ======      ==

     The following table sets forth the amortized cost and estimated fair value of mortgage-backed securities as of December 31, 1996, based upon the pricing source used to determine estimated fair value:

                                                                                                        Estimated
                                                                                         Amortized        fair
                                                                                           cost           value
                                                                                           ----           -----
                                                                                           (Dollars in millions)

Nationally recognized pricing services .............................................        $515.1        $511.3
Broker-dealer market makers.........................................................          52.7          52.5
Internally developed methods (calculated based on a
       weighted-average current market yield of 7.4 percent)........................          10.5          10.6
                                                                                          --------      --------

         Total mortgage-backed securities...........................................        $578.3        $574.4
                                                                                            ======        ======

       At December 31, 1996, no mortgage loans or credit-tenant loans had defaulted as to principal or interest for more than 60 days, were in foreclosure, had been converted to foreclosed real estate or had been restructured while the Company owned them. At December 31, 1996, the Company had a loan loss reserve of $.9 million. Approximately 30 percent, 18 percent, 16 percent and 6 percent of the mortgage loan balance were on properties located in California, Indiana, Texas and Florida, respectively. No other state comprised greater than 5 percent of the mortgage loan balance.

       As part of its investment strategy, the Company enters into reverse repurchase agreements and dollar-roll transactions to increase its return on investments and improve its liquidity. These transactions are accounted for as short-term borrowings collateralized by pledged securities with book values approximately equal to the loan value. Such borrowings averaged approximately


                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements

                         ------------------------------


$115.3 million during 1996 compared to $84.4 million during 1995. The weighted average interest rate on short-term collateralized borrowings was 5.3 percent and 5.4 percent during 1996 and 1995, respectively. The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments (which was not material at December 31, 1996). The Company believes that the counterparties to its reverse repurchase and dollar-roll agreements are financially responsible and that the counterparty risk is minimal.

       Investments on deposit for regulatory authorities as required by law were $17.1 million at December 31, 1996.

       No investments of a single issuer were in excess of 10 percent of shareholder's equity at December 31, 1996, other than investments issued or guaranteed by the United States government.

4.   INSURANCE LIABILITIES

     Insurance liabilities consisted of the following:

                                                                          Interest               December 31,
                                            Withdrawal     Mortality        rate            ---------------------
                                            assumption    assumption     assumption         1996             1995
                                            ----------    ----------     ----------         ----             ----
                                                                                             (Dollars in millions)
Future policy benefits:
  Investment contracts................          N/A          N/A            (b)           $1,282.1          $1,346.5
  Limited-payment contracts...........         None          (a)            8%               105.3              96.7
  Traditional life insurance                  Company
     contracts........................      experience       (a)            8%               146.2             153.5
  Universal life-type contracts.......          N/A          N/A            N/A              354.4             367.6
Claims payable and other
  policyholders'  funds...............          N/A          N/A            N/A               69.5              74.8
                                                                                       -----------       -----------

       Total..........................                                                    $1,957.5          $2,039.1
                                                                                          ========          ========

--------------------
(a) Principally modifications of the 1975-80 Basic Table, Select and Ultimate Table.

(b) At December 31, 1996 and 1995, approximately 98 percent of this liability represented account balances where future benefits were not guaranteed. The weighted average interest rate on the remainder of the liabilities, representing the present value of guaranteed future benefits, was approximately 7 percent at December 31, 1996.

     Participating policies represented approximately 3.5 percent, 3.7 percent and 3.6 percent of total life insurance in force at December 31, 1996, 1995 and 1994, respectively, and approximately 2.7 percent, 2.4 percent and 7.5 percent of premium income for 1996, 1995 and 1994, respectively. Dividends on participating policies amounted to $1.9 million, $1.8 million and $1.7 million in 1996, 1995 and 1994, respectively.

5.   REINSURANCE

     Cost of reinsurance ceded where the reinsured policy contains mortality risks totaled $24.6 million in 1996, $29.1 million in 1995 and $35.3 million in 1994. This cost was deducted from insurance premium revenue. The Company is contingently liable for claims reinsured if the assuming company is unable to pay. Reinsurance recoveries netted against insurance policy benefits totaled $19.4 million in 1996, $19.5 million in 1995 and $27.5 million in 1994.

     Effective October 1, 1995, Western National Life Insurance Company, a former subsidiary of Conseco, recaptured certain annuity businesses ceded to the Company through a reinsurance agreement. Reserves related to these policies totaled $72.8 million. Recapture fees of $.7 million were recognized as income during the four months ended December 31, 1995.



                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements

                         ------------------------------


     The Company's reinsurance receivable balance at December 31, 1996, relates to many reinsurers. No balance from a single reinsurer exceeds $7.0 million.

6.   INCOME TAXES

     Income tax liabilities consisted of the following:

                                                                                             December 31,
                                                                                      -------------------------
                                                                                      1996                 1995
                                                                                      ----                 ----
                                                                                           (Dollars in millions)

Deferred income tax liabilities (assets):

   Cost of policies purchased and cost of policies produced..................        $60.3                 $44.7
   Investments...............................................................         (3.3)                  8.6
   Insurance liabilities.....................................................        (19.7)                (21.7)
   Unrealized appreciation (depreciation)....................................         (2.5)                  7.2
   Other.....................................................................         (5.0)                 (7.7)
                                                                                   -------                ------
       Deferred income tax liabilities.......................................         29.8                  31.1
Current income tax liabilities...............................................           -                    7.9
                                                                                   ---------               -------

       Income tax liabilities................................................        $29.8                 $39.0
                                                                                     =====                 =====

Income tax expense was as follows:

                                                          Year        Four months   Eight months       Year
                                                          ended          ended          ended          ended
                                                      December 31,   December 31,    August 31,    December 31,
                                                          1996           1995           1995           1994
                                                          ----           ----           ----           ----
                                                                          (Dollars in millions)

Current tax provision...............................      $10.5          $11.9           $19.9         $20.0
Deferred tax provision (benefit)....................        4.9           (2.2)           (3.4)          2.7
                                                        -------         -------         -------       -------

       Income tax expense...........................      $15.4         $  9.7           $16.5         $22.7
                                                          =====         ======           =====         =====

     Income tax expense differed from that computed at the applicable statutory rate of 35 percent for the following reasons:

                                                          Year        Four months   Eight months       Year
                                                          ended          ended          ended          ended
                                                      December 31,   December 31,    August 31,    December 31,
                                                          1996           1995           1995           1994
                                                          ----           ----           ----           ----
                                                                          (Dollars in millions)

Federal tax on income before income taxes at
   statutory rate....................................     $14.4           $9.0           $15.6         $21.5
State taxes and other................................        .6             .5              .4            .5
Nondeductible items..................................        .4             .2              .5            .7
                                                       --------         ------        --------       -------

     Income tax expense..............................     $15.4           $9.7           $16.5         $22.7
                                                          =====           ====           =====         =====

     The Company is currently being examined by the Internal Revenue Service for the 1994 tax year. The Company believes that the outcome of this examination will not have a material impact on its financial position or results of operations.



                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements

                         ------------------------------


7.   RELATED PARTY TRANSACTIONS

     The Company operates without direct employees through management and service agreements with subsidiaries of Conseco. Fees for such services (including data processing, executive management and investment management services) were based on negotiated rates for periods prior to January 1, 1996. Pursuant to new service agreements effective January 1, 1996, such fees are based on Conseco's direct and directly allocable costs plus a 10 percent margin. Total fees incurred by the Company under such agreements were $44.1 million in 1996, $26.6 million in 1995 and $25.1 million in 1994.

     During 1996, the Company purchased $31.5 million par value of senior subordinated notes issued by subsidiaries of Conseco. Such notes had a carrying value of $34.7 million at December 31, 1996, and are classified as "other invested assets" in the accompanying balance sheet. In addition, during 1996, the Company forgave receivables from Conseco totaling $9.9 million. This transaction is reflected as a dividend to Conseco in the accompanying statement of shareholder's equity.

8.   OTHER OPERATING INFORMATION

     Insurance policy income consisted of the following:

                                                            Year        Four months    Eight months       Year
                                                            ended         ended            ended          ended
                                                        December 31,   December 31,     August 31,    December 31,
                                                            1996           1995            1995           1994
                                                            ----           ----            ----           ----
                                                                           (Dollars in millions)

Direct premiums collected............................       $241.3          $ 82.8         $158.6         $ 240.3
Reinsurance assumed..................................          1.7              .7            2.0             3.1
Reinsurance ceded....................................        (24.6)          (11.2)         (17.9)          (35.3)
                                                           --------        --------       --------       ---------
     Premiums collected, net of reinsurance..........        218.4            72.3          142.7           208.1
Less premiums on universal life and products without
   mortality risk which are recorded as additions to
   insurance liabilities.............................       (169.8)          (50.8)        (104.4)         (146.0)
                                                           -------        --------        -------          ------
     Premiums on products with mortality and morbidity
       risk, recorded as insurance policy income.....         48.6            21.5           38.3            62.1
Fees and surrender charges...........................         32.8            10.3           22.2            36.5
                                                         ---------        --------       --------       ---------

       Insurance policy income.......................     $   81.4          $ 31.8        $  60.5        $   98.6
                                                          ========          ======        =======        ========

     The four states with the largest shares of the Company's premiums collected in 1996 were Texas (29 percent), Florida (19 percent), California (9 percent) and Michigan (7 percent). No other state's share of premiums collected exceeded 5 percent.

     Other operating costs and expenses were as follows:

                                                            Year        Four months    Eight months       Year
                                                            ended         ended            ended          ended
                                                        December 31,   December 31,     August 31,    December 31,
                                                            1996           1995            1995           1994
                                                            ----           ----            ----           ----
                                                                           (Dollars in millions)

Policy maintenance expense...........................       $37.8         $  6.5           $14.0          $19.0
State premium taxes and guaranty assessments.........         4.4            1.6             1.1            3.0
Commission expense...................................        12.1            5.0             8.6           15.3
                                                           ------        -------          ------         ------

       Other operating costs and expenses............       $54.3          $13.1           $23.7          $37.3
                                                            =====          =====           =====          =====


                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements

                         ------------------------------


     Anticipated returns from the investment of policyholder balances are considered in determining the amortization of the cost of policies purchased and cost of policies produced. Sales of fixed maturity investments during 1996, 1995 and 1994, changed the incidence of profits on such policies because investment gains and losses were recognized currently and the expected future yields on the investment of policyholder balances were affected. Accordingly, amortization of the cost of policies purchased and cost of policies produced was increased by $2.5 million in 1996, $10.0 million in the four months ended December 31, 1995, $4.3 million for the eight months ended August 31, 1995, and $2.7 million in 1994.

     The changes in the cost of policies purchased were as follows:

                                                            Year        Four months    Eight months       Year
                                                            ended         ended            ended          ended
                                                        December 31,   December 31,     August 31,    December 31,
                                                            1996           1995            1995           1994
                                                            ----           ----            ----           ----
                                                                           (Dollars in millions)

Balance, beginning of period.........................       $120.0          $159.0         $173.9        $  93.0
   Amortization related to operations:
     Cash flow realized..............................        (26.2)           (9.4)         (19.1)         (30.4)
     Interest added..................................         13.1             5.0           12.7           20.8
   Amortization related to sales of fixed maturity

     investments.....................................         (2.2)           (8.3)          (3.4)          (2.6)
   Amounts related to fair value adjustment of actively
     managed fixed maturity securities...............         36.6           (26.3)         (64.1)          93.1
   Adjustment of balance due to new accounting
     basis and other.................................          1.7              -            59.0             -
                                                       -----------          ----------      ------       ----------

Balance, end of period...............................       $143.0          $120.0         $159.0         $173.9
                                                            ======          =======         =====         ======

     Based on current conditions and assumptions as to future events on all policies in force, approximately 9.2 percent, 9.2 percent, 8.3 percent, 7.3 percent and 6.7 percent of the cost of policies purchased as of December 31, 1996, are expected to be amortized in each of the next five years, respectively. The discount rates used to determine the amortization of the cost of policies purchased ranged from 5 percent to 8 percent and averaged 5.5 percent.

     The changes in the cost of policies produced were as follows:

                                                            Year        Four months    Eight months       Year
                                                            ended         ended            ended          ended
                                                        December 31,   December 31,     August 31,    December 31,
                                                            1996           1995            1995           1994
                                                            ----           ----            ----           ----
                                                                           (Dollars in millions)

Balance, beginning of period.........................        $24.0           $25.9        $  63.2          $30.8
   Additions.........................................         13.2             3.0            6.6            9.4
   Amortization related to operations................         (3.2)            (.5)          (4.0)          (4.5)
   Amortization related to sales of fixed maturity
     investments.....................................          (.3)           (1.7)           (.9)           (.1)
   Amounts related to fair value adjustment of actively
     managed fixed maturity securities...............          4.5            (2.7)         (12.0)          27.6
   Adjustment of balance due to new accounting basis            -                -          (27.0)             -
                                                            ---------       --------       -------        -------

Balance, end of period...............................        $38.2            $24.0         $25.9          $63.2
                                                             =====            =====         =====        ========



                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements

                         ------------------------------


9.   STATEMENT OF CASH FLOWS

     Income taxes paid during 1996, 1995, and 1994, were $18.1 million, $19.3 million and $20.3 million, respectively.

     Short-term investments having original maturities of three months or less are considered to be cash equivalents. All cash is invested in short-term investments.

10.  STATUTORY INFORMATION

     Statutory accounting practices prescribed or permitted for insurance companies by regulatory authorities differ from generally accepted accounting principles. The Company reported the following amounts to regulatory agencies:

                                                                                         December 31,
                                                                                     --------------------
                                                                                     1996            1995
                                                                                     ----            ----
                                                                                      (Dollars in millions)

   Statutory capital and surplus..................................................   $140.3          $156.2
   Asset valuation reserve ("AVR")................................................     28.7            26.2
   Interest maintenance reserve ("IMR")...........................................     63.1            64.7
                                                                                   --------        --------

       Total......................................................................   $232.1          $247.1
                                                                                     ======          ======

     The Company had statutory net income of $32.6 million, $38.4 million and $37.7 million in 1996, 1995 and 1994, respectively.

     Statutory accounting practices classify certain segregated portions of surplus, called AVR and IMR, as liabilities. The purpose of these accounts is to stabilize statutory net income and surplus against fluctuations in the market value and creditworthiness of investments. The IMR captures all realized investment gains and losses resulting from changes in interest rates and provides for subsequent amortization of such amounts into statutory net income on a basis reflecting the remaining life of the assets sold. The AVR captures investment gains and losses related to changes in creditworthiness and is also adjusted each year based on a formula related to the quality and loss experience of the investment portfolio.

     The following table compares the pre-tax income determined on a statutory accounting basis with such income reported herein in accordance with GAAP:

                                                            Year        Four months    Eight months      Year
                                                            ended         ended            ended         ended
                                                        December 31,   December 31,     August 31,   December 31,
                                                            1996           1995            1995          1994
                                                            ----           ----            ----          ----
                                                                           (Dollars in millions)
Pre-tax income as reported on a statutory accounting
   basis before transfers to and from and
   amortization of the IMR...........................       $40.2         $ 33.6          $ 50.2         $ 58.6

GAAP adjustments:
   Investments valuation.............................         4.9           (3.3)             .8            7.5
   Amortization related to operations................       (17.8)          (5.3)          (11.7)         (16.0)
   Amortization related to investment gains..........        (2.5)         (10.0)           (4.3)          (2.7)
   Deferral of cost of policies produced.............        13.2            3.0             6.6            9.4
   Insurance liabilities.............................         3.2            5.1             2.5            2.5
   Other ............................................         (.1)           2.7              .6            2.2
                                                          --------         --------      ----------       --------

       Net effect of GAAP adjustments................          .9           (7.8)           (5.5)           2.9
                                                         --------          --------        ---------      --------

       GAAP pre-tax income...........................       $41.1         $ 25.8          $ 44.7         $ 61.5
                                                            =====         ======          ======         ======


                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements

                         ------------------------------


     State insurance laws generally restrict the ability of insurance companies to pay dividends or make other distributions. Approximately $32.7 million of the Company's net assets at December 31, 1996, are available for distribution in 1997 without permission of state regulatory authorities.

          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

                                                                          PAGE

Company

Independent Accountants

Legal Opinions

Distribution

Performance Information

Tax Status

Annuity Provisions

Financial Statements

                                   APPENDIX A
                             MARKET VALUE ADJUSTMENT

The market value adjustment reflects the impact that changing interest rates have on the value of your money in a guarantee period of the MVA option. The longer the period of time remaining in the term you selected, the greater the impact of changing interest rates. The market value adjustment can be positive or negative. We will apply the following factor to amounts withdrawn, transferred or annuitized from a guarantee period in excess of the MVA waiver amount (see below):

          (1 + A)  N/365
         [_______]        - 1
          (1 + B)

where:

   A is the U.S. Treasury rate that is in effect at the beginning of the guarantee period for the length of the guarantee period you selected.

   B is the current U.S. Treasury rate as of the date of the withdrawal or transfer plus .005. The Treasury rate period is determined by N/365 rounded to the next highest year.

   N is the number of days remaining in the guarantee period.

If the Treasury rate is not available for the period, the rate will be determined by interpolation. If no Treasury rates are available, an index will be selected by Great American Reserve and which will be approved by the state insurance commissioners.

MVA Waiver Amount: After the first year in a guarantee period, you can make one withdrawal or transfer from a guarantee period each year of up to 10% of the value in that guarantee period without the market value adjustment.

EXAMPLES OF THE MARKET VALUE ADJUSTMENT:

EXAMPLE 1: FIVE-YEAR GUARANTEE PERIOD; INCREASE IN TREASURY RATE

Assume you make a $50,000 payment allocated to a 5-year guarantee period on January 1, 1998. The current 5-year Treasury rate is 6.00%, and the current interest rate is 7.00%. On June 13, 1999 you surrender the contract with 3 years and 202 days, or 1,297 days (12/31/2002-6/13/1999) remaining in the guarantee period. The current Treasury rate at this point is found by rounding 3 years, 202 days to the next greatest year and taking the rate for that guarantee period. In this case, we would look at the 4-year rate. Assume that the 4-year Treasury rate on June 13, 1997 is 6.50%. The market value adjustment would be calculated as follows:

Contract value at 6/13/1999 (529 days from the day your contract was issued):

         (529/365)

$50,000 x(1.07) = $55,151.38  MVA Waiver Amount: $ 5,515.14 (10% after year 1)
                              Amount remaining:  $49,636.24

                                       (1,297/365)

$49,636.24 x [( (1+.06)/(1+.065+.005) )            -1] =  -$1,628.83

resulting in an adjustment to the amount you withdraw as follows:

$49,636.24 - $1,628.83 + $5,515.14 = $53,522.55

EXAMPLE 2: FIVE-YEAR GUARANTEE PERIOD; DECREASE IN TREASURY RATE

Assuming the same facts as Example 1, but with a 4-year Treasury rate as of the date of surrender of 5.00%, the following market value adjustment would result:

Contract value at 6/13/1999 (529 days from the day your contact was issued):

          (529/365)

$50,000 x(1.07) = $55,151.38  MVA Waiver Amount: $ 5,515.14 (10% after 1 year)
                              Amount remaining:  $49,636.24

                                 (1,297/365)

$49,636.24 x [( (1+.06)/(1+.050+.005) )     - 1] = $840.99

resulting in an adjustment to the amount you withdraw as follows:

$49,636.24 + $840.99 + $5,515.14 = $55,992.37

(contingent deferred sales charges may also apply)


               If you would like a free copy of the Statement of Additional Information dated February 9, 1998, for this prospectus, please complete this form, detach, and mail to:

                            Great American Reserve Insurance Company
                            Administrative Office
                            11815 N. Pennsylvania Street
                            Carmel, Indiana 46032

               -----------------------------------------------------------------


               Please send me a free copy of the statement of additional information for the fixed and variable annuity at the following address:

               Name: _____________________________________________

               Mailing Address: _________________________________________

                                _________________________________________

                                                     Sincerely,

                                                     ---------------------------
                                                           (Signature)



                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION
        GROUP AND INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACT

                                    ISSUED BY

                GREAT AMERICAN RESERVE VARIABLE ANNUITY ACCOUNT F

                                       AND

                    GREAT AMERICAN RESERVE INSURANCE COMPANY

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED FEBRUARY 9, 1998, FOR THE GROUP AND INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACT WHICH IS DESCRIBED HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS CALL US AT (800) 342-6307 OR WRITE US AT OUR ADMINISTRATIVE OFFICE: 11815 N. Pennsylvania Street, Carmel, Indiana 46032.



THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED FEBRUARY 9, 1998.




                                TABLE OF CONTENTS

                                                                            Page

COMPANY

INDEPENDENT ACCOUNTANTS

LEGAL OPINIONS

DISTRIBUTION
Reduction or Elimination of the Contingent Deferred Sales Charge

PERFORMANCE INFORMATION
Total Return
Historical Unit Values
Reporting Agencies

TAX STATUS
General
Diversification
Multiple Contracts
Contracts  Owned by Other than  Natural  Persons
Tax  Treatment  of  Assignments
Income Tax Withholding
Tax Treatment of Withdrawals -  Non-Qualified  Contracts
Qualified Plans
Tax Treatment of Withdrawals - Qualified Contracts
Tax-Sheltered Annuities - Withdrawal Limitations

ANNUITY PROVISIONS
Variable Annuity
Fixed Annuity
Annuity Unit
Net Investment Factor
Mortality and Expense Guarantee

FINANCIAL STATEMENTS

                                     COMPANY

Information regarding Great American Reserve Insurance Company ("Company") is contained in the prospectus.

                             INDEPENDENT ACCOUNTANTS

The financial statements of Great American Reserve as of December 31, 1996 and 1995, and for the year ended December 31, 1996, the four months ended December 31, 1995, the eight months ended August 31, 1995, and the year ended December 31, 1994, included in the prospectus, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report appearing herein.

                                 LEGAL OPINIONS

Blazzard, Grodd & Hasenauer, P.C. of Westport, Connecticut has provided advice on certain matters relating to the federal securities and income tax laws in connection with the Contracts described in the Prospectus.

                                  DISTRIBUTION

Conseco  Equity  Sales,  Inc.,  an  affiliate  of  the  Company,   acts  as  the
distributor. The offering is on a continuous basis.

REDUCTION OR ELIMINATION OF THE CONTINGENT DEFERRED SALES CHARGE

The amount of the Contingent Deferred Sales Charge on the Contracts may be reduced or eliminated when sales of the Contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to reduction of the Contingent Deferred Sales Charge will be determined by the Company after examination of all the relevant factors such as:

     1. The size and type of group to which sales are to be made will be considered. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of Contracts with fewer sales contacts.

     2. The total amount of purchase payments to be received will be considered. Per Contract sales expenses are likely to be less on larger purchase payments than on smaller ones.

     3. Any prior or existing relationship with the Company will be considered. Per Contract sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the Contract with fewer sales contacts.

     4. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales expenses.

If, after consideration of the foregoing factors, the Company determines that there will be a reduction in sales expenses, the Company may provide for a reduction or elimination of the Contingent Deferred Sales Charge.

The Contingent Deferred Sales Charge may be eliminated when the Contracts are issued to an officer, director or employee of the Company or any of its affiliates. In no event will any reduction or elimination of the Contingent Deferred Sales Charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.

                             PERFORMANCE INFORMATION

TOTAL RETURN

From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of an investment portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the Accumulation Unit value at the beginning of the period.

Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of a 1.25% Mortality and Expense Risk Charge, a .15% Administrative Charge, the expenses for the underlying investment portfolio being advertised and any applicable Contract Maintenance Charges and Contingent Deferred Sales Charges.

The hypothetical value of a Contract purchased for the time periods described in the advertisement will be determined by using the actual Accumulation Unit values for an initial $1,000 purchase payment, and deducting any applicable
Contract Maintenance Charges and any applicable Contingent Deferred Sales Charges to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                                         n
                               P (1  + T)  =  ERV

Where:

     P  = a hypothetical initial payment of $1,000

     T  = average annual total return

     n  = number of years

    ERV = ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the time periods used.

The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of any Contingent Deferred Sales Charge. The deduction of any Contingent Deferred Sales Charge would reduce any percentage increase or make greater any percentage decrease.

Owners should note that the investment results of each investment portfolio will fluctuate over time, and any presentation of the investment portfolio's total return for any period should not be considered as a representation of what an investment may earn or what an Owner's total return may be in any future period.

The Contracts are new and therefore do not have investment performance history. However, the corresponding Portfolios have been in existence for some time and consequently have investment performance history. In order to demonstrate how the actual investment experience of the Portfolios affects Accumulation Unit values, the Company may develop performance information. The information will be based upon the historical experience of the Portfolios and will be for the periods shown.

Actual performance will vary and the hypothetical results which may be shown are not necessarily representative of future results. Performance for periods ending after those shown may vary substantially. The performance of the Accumulation Units will be calculated for a specified period of time assuming an initial Purchase Payment of $1,000 allocated to each Portfolio and a deduction of all charges and deductions (see "Expenses" in the Prospectus for more information). Performance may also be shown without certain charges being included. If the charges were included in the calculations, the performance would be lower. The percentage increases are determined by subtracting the initial Purchase Payment from the ending value and dividing the remainder by the beginning value.

HISTORICAL UNIT VALUES

The Company may also show historical Accumulation Unit values in certain advertisements containing illustrations. These illustrations will be based on actual Accumulation Unit values.

In addition, the Company may distribute sales literature which compares the percentage change in Accumulation Unit values for any of the investment portfolios against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the investment portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.

REPORTING AGENCIES

The Company may also distribute sales literature which compares the performance of the Accumulation Unit values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of almost 4,000 investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service of Roswell, Georgia and published by Financial Planning Resources, Inc. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.

Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.

                                  TAX STATUS

GENERAL

NOTE: THE FOLLOWING DESCRIPTION IS BASED UPON THE COMPANY'S UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL. THE COMPANY CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE. PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT SPECIAL RULES NOT DESCRIBED HEREIN MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

Section 72 of the Internal Revenue Code of 1986, as amended ("Code") governs taxation of annuities in general. An Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option selected. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the purchase payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of
Section 72 of the Code. Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company, and its operations form a part of the Company.

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Contract as an annuity contract would result in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contract meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg.1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the Contract. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The Company intends that all investment portfolios underlying the Contracts will
be  managed  in  such  a  manner  as  to  comply   with  these   diversification
requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Owner control of the investments of the Separate Account will cause the Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owners being retroactively determined to be the owners of the assets of the Separate Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

MULTIPLE CONTRACTS

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

TAX TREATMENT OF ASSIGNMENTS

An assignment or pledge of a Contract may be a taxable event. Owners should therefore consult competent tax advisers should they wish to assign or pledge their Contracts.

INCOME TAX WITHHOLDING

All distributions or the portion thereof which is includible in the gross income of the Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to:
a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or
c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions). Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

TAX TREATMENT OF WITHDRAWALS - NON-QUALIFIED CONTRACTS

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the Contract Value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any premature distribution. However, the penalty is not imposed on amounts received: (a) after you reach age 59 1/2; (b) after your death; (c) if you become totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and your Beneficiary;
(e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Withdrawals - Individual Retirement Annuities" below.)

INDIVIDUAL RETIREMENT ANNUITIES

The Contracts offered by the Prospectus are designed to be suitable for use as an Individual Retirement Annuity (IRA). Generally, individuals who purchase IRAs are not taxed on increases to the value of the contributions until distribution occurs. Following is a general description of IRAs which the Contract may be used. The description is not exhaustive and is for general informational purposes only.

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an IRA. Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Individual Retirement Annuities" below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

ROTH IRAs

Beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to $2,000 per year. This limitation is phased out for adjusted gross income between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $15,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues apply to all of a taxpayer's IRA contributions, including Roth IRA and non-Roth IRAs.

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that an individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. However, for rollovers in 1998,the individual may pay that tax ratably over the four taxable year period beginning with tax year 1998.

Purchasers of Contracts to be qualified as a Roth IRA should obtain competent tax advice as to the tax treatment and suitability of such an investment.

TAX TREATMENT OF WITHDRAWALS - INDIVIDUAL RETIREMENT ANNUITIES

Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Section 408(b) (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Owner reaches age 59 1/2;
(b) distributions following the death or disability of the Owner (for this purpose disability is as defined in Section 72(m) (7) of the Code); (c) distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of such Owner and his or her designated Beneficiary; (d) distributions made to the Owner to the extent such distributions do not exceed the amount allowable as a deduction under Code
Section 213 to the Owner for amounts paid during the taxable year for medical care; (e) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Owner and his or her spouse and dependents if the Owner has received unemployment compensation for at least 12 weeks. This exception will no longer apply after the Owner has been re-employed for at least 60 days; (f) distributions made to the Owner to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the Owner for the taxable year; and (g) distributions up to $10,000 made to the Owner which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code).

Generally, distributions from an IRA must begin no later than April 1st of the calendar year following the year in which the participant attains age 70 1/2. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.



                               ANNUITY PROVISIONS

The Company makes available payment plans on a fixed and variable basis.

VARIABLE ANNUITY PAYOUT

A Variable Annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable investment portfolio. Annuity Payments also depend upon the age of the annuitant and any joint annuitant and the assumed interest factor utilized. The Annuity Table used will depend upon the annuity option chosen. The dollar amount of annuity payments after the first is determined as follows:

     1. The dollar amount of the first variable annuity payment is divided by the value of an annuity unit for each investment portfolio as of the annuity date. This sets the number of annuity units for each monthly payment for the applicable investment portfolio.

     2. The fixed number of annuity units for each payment in each investment portfolio is multiplied by the annuity unit value for that investment portfolio for the last valuation period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment for each applicable investment portfolio.

The total dollar amount of each variable annuity payment is the sum of all variable annuity payments reduced by the applicable portion of the Contract Maintenance Charge.

FIXED ANNUITY PAYOUT

All fixed annuity is an annuity with payments which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the investment portfolios. The dollar amount of each fixed annuity payment is determined in accordance with Annuity Tables contained in the Contract.

ANNUITY UNIT

The value of any annuity unit was arbitrarily set initially at $10.

The annuity unit value at the end of any subsequent valuation period is determined as follows:

     1. The Net Investment Factor for the current valuation period is multiplied by the value of the annuity unit for the immediately preceding valuation period.

     2. The result in (1) is then divided by the Assumed Investment Rate Factor which equals 1.00 plus the Assumed Investment Rate for the number of days since the preceding valuation date. The Owner can choose either a 5% or a 3% Assumed Investment Rate.

                              FINANCIAL STATEMENTS

The financial statements of the Company included in the Prospectus should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts and Certificates.

                                     PART C
                              OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

A.   FINANCIAL STATEMENTS

     The following financial statements of Great American Reserve Insurance Company (the "Company") are included in Part A hereof:

1.  Balance Sheet as of September 30, 1997 (unaudited).
2. Statement of Operations for the Nine Months ended September 30, 1997 and 1996 (unaudited).
3. Statement of Shareholder's Equity for the Nine Months ended September 30, 1997 and 1996 (unaudited).
4. Statement of Cash Flows for the Nine Months ended September 30, 1997 and 1996 (unaudited).
5.  Notes to Financial Statements (unaudited).
6.  Report of Independent Accountants.
7.  Balance Sheet as of December 31, 1996 and 1995.
8. Statement of Operations for the year ended December 31, 1996, the four months ended December 31, 1995, the eight months ended August 31, 1995, and the year ended December 31, 1994.
9. Statement of Shareholder's Equity for the year ended December 31, 1996, the four months ended December 31, 1995, the eight months ended August 31, 1995, and the year ended December 31, 1994.
10. Statement of Cash Flows for the year ended December 31, 1996, the four months ended December 31, 1995, the eight months ended August 31, 1995, and the year ended December 31, 1994.
11. Notes to Financial Statements.


B.   EXHIBITS

1.   Resolution   of  Board  of  Directors  of  the  Company   authorizing   the
     establishment of the Separate Account.*

2.   Not Applicable.

3.  (i)  Form of Principal Underwriters Agreement.
    (ii) Form of Selling Agreement.*

4.  (i)    Individual Fixed and Variable Deferred Annuity
           Contract.*
    (ii)   Allocated Fixed and Variable Group Annuity
           Contract.*
    (iii)  Allocated Fixed and Variable Group Annuity
           Certificate.*

5.   Application Form.*

6.  (i) Articles of Incorporation of the Company.*
   (ii) Bylaws of the Company.*

7.   Not Applicable.

8. (i) Form of Fund Participation Agreement by and among the Alger American Fund, Great American Reserve Insurance Company and Fred Alger and Company, Incorporated.

   (ii) Form of Fund Participation Agreement by and among Great American Reserve Insurance Company, Berger Institutional Products Trust and BBOI Worldwide LLC.

  (iii) Form of Fund Participation by and between Great American Reserve Insurance Company, Insurance Management Series and Federated Securites Corp.

   (iv) Form of Fund Participation between Great American Reserve Insurance Company, Van Eck Worldwide Insurance Trust and Van Eck Associates Corporation.

   (v) Form of Fund Participation Agreement by and between Lord Abbett Series Fund, Inc., Lord, Abbett and Co. and Great American Reserve Insurance Company.

  (vi) Form of Fund Participation Agreement by and between American Century Investment Services, Inc. and Great American Reserve Insurance Company.

9.   Opinion and Consent of Counsel.

10.  Consent of Independent Accountants.

11.  Not Applicable.

12.  Not Applicable.

13.  Not Applicable.

14.  Not Applicable.

15. Company Organizational Chart.

27. Not Applicable.

*Incorporated by reference to Registrant's Form N-4 filed electronically on November 14, 1997.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

     The following are the Executive Officers and Directors of the Company:


Name and Principal              Position and Offices
  Business Address*                with Depositor
-------------------  ---------------------------------------

Ngaire E. Cuneo         Director

Stephen C. Hilbert      Director and Chairman of the Board

Rollin M. Dick          Director, Executive Vice President and
                        Chief Financial Officer

Donald F. Gongaware     Director and President


John J. Sabl            Director, Executive Vice President, General
                        Counsel and Secretary

*The Principal business address for all officers and directors listed above is 11825 N. Pennsylvania Street, Carmel, Indiana 46032.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

     The Company organizational chart is included herewith as Exhibit 15.

ITEM 27.   NUMBER OF CONTRACT OWNERS

      Not Applicable.

ITEM 28.   INDEMNIFICATION

     The Bylaws (Article VI) of the Company provide, in part, that:

     The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (collectively, "Agent") against expenses (including attorneys' fees), judgments, fines, penalties, court costs and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement (whether with or without court approval), conviction or upon a plea of NOLO CONTENDERE or its equivalent, shall not, of itself, create a presumption that the Agent did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. If several claims, issues or matters are involved, an Agent may be entitled to indemnification as to some matters even though he is not entitled as to other matters. Any director or officer of the Corporation serving in any capacity of another corporation, of which a majority of the shares entitled to vote in the election of its directors is held, directly or indirectly, by the Corporation, shall be deemed to be doing so at the request of the Corporation.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.   PRINCIPAL UNDERWRITERS

(a) Conseco Equity Sales, Inc. is the principal underwriter for the following investment companies (other than the Registrant):
     GARCO Separate Account C
     GARCO Separate Account E
     Great American Reserve Variable Annuity Account G
     Conseco Fund Group

(b) Conseco Equity Sales, Inc. ("CES") is the principal underwriter for the Contracts. The following persons are the officers and directors of CES. The principal business address for each officer and director of CES is 11815 N. Pennsylvania Street, Carmel, Indiana 46032.

     Name and Principal              Positions and Offices
     Business Address                  with Underwriter
 ------------------------  ---------------------------------------

     L. Gregory Gloeckner      President and Director

     William P. Latimer        Vice President, Senior Counsel,
                               Secretary and Director

     James S. Adams            Senior Vice President, Treasurer
                               and Director

     William T. Devanney, Jr.  Senior Vice President, Corporate
                               Taxes

     Christene H. Darnell      Vice President, Management
                               Reporting

     Lisa M. Zimmerman         Assistant Vice President, Corporate Taxes

     William Clemmer           Vice President

     Christine E. Monical      Second Vice President and Assistant General
                               Counsel

(c)   Not Applicable.

ITEM 30.   LOCATION OF ACCOUNTS AND RECORDS

       Lowell Short, whose address is 11825 N. Pennsylvania Street, Carmel, IN 46032, maintains physical possession of the accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

ITEM 31.   MANAGEMENT SERVICES

     Not Applicable.

ITEM 32.   UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     d. Great American Reserve Insurance Company (the "Company") hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.


                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf, in the City of Carmel, and State of Indiana on this 2nd day of February, 1998.

                                GREAT AMERICAN RESERVE VARIABLE ANNUITY
                                ACCOUNT F
                                Registrant

                           By:  GREAT AMERICAN RESERVE INSURANCE COMPANY

                           By: DONALD F. GONGAWARE*
                               ------------------------------
                               Donald F. Gongaware, President

                           By:  GREAT AMERICAN RESERVE INSURANCE COMPANY
                                Depositor

                           By: DONALD F. GONGAWARE*
                               -------------------------------
                               Donald F. Gongaware, President




*/s/WILLIAM P. LATIMER
-----------------------------
William P. Latimer
Attorney-in-fact




As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                        TITLE                    DATE
------------------------  --------------------------  ---------------
/s/NGAIRE E. CUNEO           Director                  2-2-98
------------------------                              -----------------
Ngaire E. Cuneo

/s/STEPHEN C. HILBERT       Director and Chairman of   2-2-98
------------------------    the Board                 -----------------
Stephen C. Hilbert

/s/ROLLIN M. DICK         Director, Executive Vice      2-2-98
------------------------  President and Chief         -----------------
Rollin M. Dick            Financial Officer
                         (Principal Financial Officer
                          and Principal Accounting
                          Officer of the Registrant)

/s/JOHN J. SABL           Director, Executive Vice     2-2-98
-----------------------   President, General Counsel  ----------------
John J. Sabl              and Secretary

                           Director and President
DONALD F. GONGAWARE*      (Principal Executive Officer 2-2-98
------------------------    of the Registrant)        -----------------
Donald F. Gongaware



*/s/WILLIAM P. LATIMER
-------------------------------
William P. Latimer
Attorney-in-fact


                            LIMITED POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that I, Donald F. Gongaware, a Director and/or Officer of Great American Reserve Insurance Company ("Company"), a corporation duly organized under the laws of the State of Texas, do hereby appoint Karl W. Kindig and/or William P. Latimer, or either one of the foregoing individually, as my attorney and agent, for me, and in my name as a Director and/or Officer of this Company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of variable annuity and variable life insurance contracts, including a market value adjustment option, under the Securities Act of 1933, as amended, and the registration of unit investment trusts under the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Act.

       WITNESS my hand this 3rd day of November, 1997.

WITNESS:


/S/ DONALD F. GONGAWARE
-----------------------------------------
Donald F. Gongaware
Director, President
(Principal Executive Officer)




                                    EXHIBITS

                                       TO

                          PRE-EFFECTIVE AMENDMENT NO 1

                                       TO

                                   FORM N-4

                                      FOR

                GREAT AMERICAN RESERVE VARIABLE ANNUITY ACCOUNT F

                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                                INDEX TO EXHIBITS

EXHIBIT                                                                            PAGE

EX-99.B3(i)  Form of Principal Underwriter's Agreement
EX-99.B8(i)  Form of Fund Participation Agreement by and among the Alger American
             Fund, Great American Reserve Insurance Company and Fred Alger and
             Company, Incorporated.
EX-99.B8(ii) Form of Fund Participation Agreement by and among Great American
             Reserve Insurance Company, Berger Institutional Products Trust and
             BBOI Worldwide LLC.
EX-99.B8(iii)Form of Fund Participation by and between Great American Reserve
             Insurance Company, Insurance Management Series and Federated Securites
             Corp.
EX-99.B8(iv) Form of Fund Participation between Great American Reserve Insurance
             Company, Van Eck Worldwide Insurance Trust and Van Eck Associates
             Corporation.
 EX-99.B8(v) Form of Fund Participation Agreement by and between Lord Abbett Series
             Fund, Inc., Lord, Abbett and Co. and Great American Reserve Insurance
             Company.
EX-99.B8(vi) Form of Fund Participation Agreement by and between American Century
             Investment Services, Inc. and Great American Reserve Insurance Company
EX-99.B9     Opinion and Consent of Counsel
EX-99.B10    Consent of Independent Accountants
EX-99.B15    Company Organizational Chart